Filed pursuant to Rule 424(b)(4)

Registration No. 333-107173

PROSPECTUS

$132,000,000

Massey Energy Company

4.75% Convertible Senior Notes due 2023

On May 29, 2003, we issued $132,000,000 of 4.75% Convertible Senior Notes due 2023 in a private placement. Selling securityholders will use this prospectus to resell the notes and the shares of common stock issuable upon conversion of the notes as described in the “Plan of Distribution” Section beginning on page 73 of this prospectus.

The notes bear interest at the rate of 4.75% per year. Interest on the notes is payable on May 15 and November 15 of each year, beginning on November 15, 2003. The notes are convertible during certain periods by holders into shares of our common stock initially at a conversion rate of 51.573 shares of common stock per $1,000 principal amount of notes (subject to adjustment in certain events) under the following circumstances: (1) if the price of our common stock issuable upon conversion reaches specified thresholds described in this prospectus; (2) if we call the notes for redemption; (3) upon the occurrence of specified corporate transactions described in this prospectus; or (4) if the credit ratings assigned to the notes decline below the levels specified in this prospectus.

The notes will mature on May 15, 2023. We may redeem some or all of the notes at any time on or after May 20, 2009. The redemption prices are described under the caption “Description of the Notes—Optional Redemption.”

The notes are our unsecured obligations and rank equally with all of our other unsecured senior indebtedness. The notes are guaranteed by our wholly owned subsidiary, A.T. Massey Coal Company, Inc., which, together with its subsidiaries, accounts for substantially all of our assets and all of our revenues. The guarantee is the unsecured senior obligation of A.T. Massey, ranks equally with all of its other senior unsecured indebtedness and terminates under certain conditions, including if A.T. Massey is no longer the primary obligor under or a guarantor of our existing or future revolving credit facilities or other long-term debt.

Holders may require us to purchase all or a portion of their notes on May 15, 2009, May 15, 2013 and May 15, 2018. We will pay cash for all notes so purchased on May 15, 2009. For purchases on May 15, 2013 or May 15, 2018, we may at our option choose to pay the purchase price for any such notes in cash or in shares of our common stock (valued as described herein) or any combination thereof. In addition, if we experience specified types of fundamental changes on or before May 15, 2009, holders may require us to purchase the notes for cash at a price equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest to the repurchase date.

Our common stock is listed on the New York Stock Exchange under the symbol “MEE.” The last reported sale price of our common stock on August 1, 2003, was $11.31 per share.

The notes issued in the initial private placement are eligible for trading on the Private Offerings, Resales and Trading through Automatic Linkages Market, commonly referred to as the Portal Market. Notes sold using this prospectus, however, will no longer be eligible for trading in the Portal Market. We do not intend to list the notes on any other national securities exchange or automated quotation system.

Investing in the notes involves risks. See “ Risk Factors” beginning on page 6.

Neither the Securities Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 4, 2003

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different. We are not making an offer to sell the notes and the common stock issuable upon conversion of the notes in any jurisdiction where the offer is not permitted. You should not assume that the information provided by or incorporated by reference in this prospectus is accurate as of any date other than the date of the document containing the information.

In this prospectus, we rely on and refer to information regarding the coal industry in the United States from the World Coal Institute, Resource Data International, Inc., the United States Department of Energy and Energy Ventures Analysis, who are not affiliated with Massey Energy and are not aware of and have not consented to being named in this prospectus. Although we believe that this information is reliable, we have not independently verified the accuracy or completeness of this information.

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SUMMARY

This summary does not contain all of the information that is important to you. You should read this entire prospectus, including the information set forth in “Risk Factors” and all the information incorporated by reference in this prospectus, before making an investment decision. Unless the context otherwise indicates, references to “Massey Energy,” “we,” “us,” “our” and “our company” in this prospectus refer to Massey Energy Company and its subsidiaries, and references to “A.T. Massey” are to A.T. Massey Coal Company, Inc., the guarantor, and its subsidiaries.

Massey Energy Company

We produce, process and sell high quality, low sulfur coal of steam and metallurgical grades through our 19 processing and shipping centers, called “resource groups.” These resource groups support our 29 underground mines and 14 surface mines in West Virginia, Kentucky and Virginia. Steam coal, which accounts for approximately 65% of our produced coal sales volume, is primarily purchased by public utilities as fuel for electricity generation. Approximately 9% of our produced coal sales volume is generated by sales to industrial customers that use coal with certain quality characteristics for generation of electricity or for process steam. Metallurgical coal, which accounts for approximately 26% of our produced coal sales volume, is used primarily to make coke for use in the manufacture of steel and can also be marketed as an ultra high quality, low sulfur steam coal for electricity generation. Metallurgical coal generally sells at a premium over steam coal because of its unique quality characteristics. During our fiscal year ended December 31, 2002, we sold 42.1 million tons of coal, generating produced coal revenues of $1.3 billion, loss from operations of $26.7 million, and EBITDA of $181.0 million. For an explanation of EBITDA, please see footnote 2 in “Selected Consolidated Financial and Operating Data.”

We are one of the premier coal producers in the United States by several measures:

•	We are the fourth largest coal company in the United States based on produced coal revenues and the sixth largest coal company in the United States based on production;

•	We are the largest coal producer in the Central Appalachian region, the second largest coal-producing region in the United States;

•	We are the largest producer of metallurgical coal in the United States; and

•	We control approximately 2.2 billion tons of proven and probable coal reserves, which, based on current production levels, should last for more than 50 years.

Coal is one of the most abundant, efficient and affordable natural resources, and is primarily used to generate electricity and make coke for the manufacturing of steel. The United States is the world’s second largest producer of coal and is the largest holder of coal reserves in the world, with approximately 250 years of supply based on current production rates. In 2002, total U.S. coal production as estimated by the United States Department of Energy was 1.1 billion tons. We believe that the use of coal to generate electricity will grow as the demand for power increases and that Central Appalachian coal will be instrumental in filling that demand.

Competitive Strengths

We believe that our competitive strengths will enable us to enhance our position as one of the premier coal producers in the United States.

We are the leading coal producer in Central Appalachia. We are the leading coal producer in the Central Appalachian region with a proven reputation as a skilled, long-term operator. We believe our regional focus leads to operating efficiencies and provides us with an in-depth knowledge of the area’s coal reserves, mining conditions, customers, property owners and employee base.

We have a large, high quality, diverse reserve base. We control approximately 2.2 billion tons of proven and probable coal reserves. Our reserves include both high quality, low sulfur steam coal desired by public utility and industrial customers and metallurgical coal demanded by steel manufacturers. Approximately 44% of our reserves are made up of compliance coal that complies with the low sulfur requirements of the Clean Air Act.

We have a low level of long-term liabilities. Our employee related legacy liabilities are significantly lower than those of our coal industry peers. As of December 31, 2002, we had pension trust assets with a fair market value of $174 million, which were in excess of our plan liabilities of $169 million, despite three years of poor market returns. We do not expect to have to fund our pension plan until 2006 at the earliest. Our healthcare benefit liability (OPEB) of $121 million at December 31, 2002, was significantly lower than that of our coal industry peers.

We have strong, long-term relationships with a broad base of customers. We have strong relationships with a broad base of over 125 customers. The majority of these customers purchase coal under long-term contracts with terms of one year or longer. Approximately 94% of our produced coal sales volume in 2002 was derived from these long-term contracts. We believe that a similar amount of our produced coal sales volume in 2003 will be derived from these long-term contracts. We believe these contracts provide us with stable and predictable cash flow. Many of our customers are well-established public utilities who have been customers of ours for a number of years.

We have built a superior infrastructure and transportation system. Since 1998, we have expended over $1 billion to maintain, upgrade and expand our mining, processing and transporting capabilities. We believe these capital investments provide us with the necessary infrastructure to expand our production capacity with little or no additional investment to meet increases in demand for coal.

We have demonstrated our ability to grow our coal reserves and production through acquisitions and other strategic transactions. We have grown our reserve base and production capacity through the strategic acquisition and integration of coal operations as well as through reserve swaps and coal leases. We have utilized a disciplined acquisition strategy that has helped us to avoid the difficulties often associated with the integration of acquisitions.

Strategy

Our primary objective is to continue to build upon our competitive strengths to enhance our position as one of the premier coal producers in the United States by:

Enhancing profitability through continued safety improvements, productivity gains and cost measurement. We will seek to reduce operating costs and increase profitability at our mines through our safety, productivity and measurement initiatives. We continue to implement safety measures designed to improve our profitability. In addition, we seek to enhance productivity by applying best practices. We also manage costs by generating critical data in a timely manner to measure performance, cost and usage in our mining operations.

Adjusting production in response to changes in market conditions. We are committed to a strategy of aligning our production with the needs of the market. The capital investments we have made during the past five years position us to quickly expand our production to meet increases in demand for coal. Our goal is to maximize profits not volume; therefore, our strategy is to only sell our coal at prices that generate the appropriate level of profitability.

Expanding use of more productive mining methods. Currently, we engage in four principal coal mining methods: underground “room and pillar” mining, underground longwall mining, highwall mining and surface mining. Because underground longwall mining, highwall mining and surface mining are high-productivity, low-cost mining methods, we will seek to increase production from our use of those methods to the extent permissible and cost-effective.

Pursuing strategic acquisitions. We believe that the coal industry will undergo increasing consolidation over the coming years. We plan to build on our position as the largest producer in Central Appalachia by pursuing growth through the opportunistic acquisition of additional coal reserves and mining facilities.

Forming strategic contractual arrangements with major customers. We will continue to seek contractual arrangements with customers to provide services in addition to coal. These initiatives strengthen our relationships with our customers and provide opportunities to increase sales.

Refinancing

Our prior $400 million revolving credit facilities that we entered into on November 26, 2002, were to expire on November 25, 2003. On May 29, 2003, we issued the $132 million of notes covered by this prospectus in a private placement. The private placement of the notes was the first step in our initiative to refinance our prior revolving credit facilities, as the proceeds were used to repay outstanding borrowings, which permanently reduced our commitments, in a like amount, under those facilities.

On July 2, 2003, we completed the refinancing of our prior $400 million revolving credit facilities. A.T. Massey executed a $355 million secured financing package consisting of a $105 million revolving credit facility and a $250 million term loan. For more information about the refinancing of our prior credit facilities, see “Refinancing” on page 24.

On November 30, 2000, we completed a reverse spin-off, or the “spin-off,” that divided our operations into two companies: Fluor Corporation, or “New Fluor,” and Massey Energy Company. New Fluor retained all of the then-existing businesses except for the coal-related business conducted by A.T. Massey. We retained all of the coal-related business conducted by A.T. Massey.

Our primary executive offices are located at 4 North 4th Street, Richmond, Virginia 23219 and our telephone number is (804) 788-1800.

The Notes

The following is a brief summary of certain terms of the notes. For a more complete description of the terms of the notes, see “Description of the Notes.” Capitalized terms used but not defined in this summary shall have the meanings given to such terms elsewhere in this prospectus.

Issuer

On May 29, 2003, Massey Energy Company issued in a private placement $132,000,000 aggregate principal amount of 4.75% Convertible Senior Notes due 2023 and authorized the issuance of shares of our common stock issuable upon the conversion of such notes. In addition, A.T. Massey executed a subsidiary guarantee and guaranteed our obligations under such notes issued in the private placement.

Securities offered	Selling securityholders may sell up to $132,000,000 aggregate principal amount of the notes.

Guarantee

Payment of the principal and premium, if any, and interest on the notes is guaranteed by A.T. Massey, which guarantee may terminate under certain conditions, including if A.T. Massey is no longer required to be the primary obligor under or a guarantor of our existing or future revolving credit facilities or other long-term debt. A.T. Massey, together with its subsidiaries, accounts for substantially all of our assets and all of our revenues.

Original Issue Price	Each note was issued at a price of $1,000 per note.

Maturity	May 15, 2023, unless earlier converted, redeemed or purchased by us.

Ranking

The notes are our direct, unsecured and unsubordinated obligations and rank equal in priority with all of our existing and future unsecured and unsubordinated indebtedness and senior in right of payment to all of our existing and future subordinated indebtedness. The notes effectively rank junior to any of our secured indebtedness to the extent of the assets securing such indebtedness. The notes are structurally subordinated to all liabilities of our subsidiaries, except those of A.T. Massey.

Interest	4.75% per annum on the principal amount, payable semi-annually in arrears on May 15 and November 15 of each year, beginning on November 15, 2003.

Conversion Rights	Holders may convert each of their notes into shares of our common stock only under any of the following circumstances:

(i)	during any calendar quarter (and only during such calendar quarter) if the last reported sale price of our common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous calendar quarter is greater than or equal to 120% of the conversion price per share of our common stock;

(ii)	if the notes have been called for redemption by us;

(iii)	upon the occurrence of specified corporate transactions described under “Description of the Notes—Conversion Rights—Conversion Upon Specified Corporate Transactions”; or

(iv)	during any period that (a) the long-term credit rating assigned to the notes by both Moody’s and Standard & Poor’s is lower than B3 and B-, respectively, (b) both Moody’s and Standard & Poor’s no longer rate the notes or have withdrawn their ratings with respect to the notes, or (c) either Moody’s or Standard & Poor’s no longer rate the notes or have withdrawn or suspended such rating and the remaining rating is lower than B3 or B-, as applicable.

For each $1,000 principal amount of notes surrendered for conversion you will receive 51.573 shares of our common stock. This represents an initial conversion price of $19.39 per share of common stock based on the issue price per note. As described in this prospectus, the conversion rate may be adjusted upon the occurrence of certain events, but it will not be adjusted for accrued and unpaid interest. You will not receive any cash payment representing accrued and unpaid interest upon conversion of a note. Notes called for redemption may be surrendered for conversion prior to the close of business on the second business day immediately preceding the redemption date.

Sinking Fund	None

Optional Redemption

Prior to May 20, 2009, the notes are not redeemable. On or after May 20, 2009, we may redeem for cash all or part of the notes at any time for a price equal to 100% of the principal amount of the notes to be redeemed plus any accrued and unpaid interest to but excluding the redemption date. For more information about redemption of the notes at our option, see “Description of the Notes—Optional Redemption.”

Purchase of Notes by Us at the Option of the Holder

You have the right to require us to purchase all or a portion of your notes on May 15, 2009, May 15, 2013 and May 15, 2018 (each, a “purchase date”). In each case, the purchase price payable will be equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest to the purchase date. Any notes we purchase on May 15, 2009 will be paid for in cash. For the May 15, 2013 and May 15, 2018 purchase dates, we may choose to pay the purchase price in cash or shares of our common stock or a combination of cash and shares of our common stock, provided that we will pay accrued and unpaid interest in cash. For more information about the purchase of notes by us at the option of the holder, see “Description of the Notes—Purchase Of Notes By Us At The Option Of The Holder.”

Fundamental Change

If we undergo a Fundamental Change (as defined under “Description of the Notes—Fundamental Change Requires Purchase of The Notes by Us at the Option of the Holder”) prior to May 15, 2009, you will have the right, at your option, to require us to purchase any or all of your notes for cash, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000. The cash price we are required to pay is equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest to but excluding the Fundamental Change purchase date. For more information about the purchase of notes by us at the option of the holder following a Fundamental Change, see “Description of the Notes—Fundamental Change Requires Purchase of The Notes by Us at the Option of the Holder.”

Form

The notes are issued in book-entry form and are represented by permanent global certificates deposited with, or on behalf of, The Depository Trust Company (“DTC”) and registered in the name of a nominee of DTC. Beneficial interests in any of the notes are shown on, and transfers will be effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities, except in limited circumstances.

Trading

The notes issued in the initial placement are eligible for trading on the Private Offerings, Resales and Trading through Automatic Linkages Market commonly referred to as the Portal Market. Notes sold using this prospectus, however, will no longer be eligible for trading in the Portal Market. We have not listed, and do not intend to list, the notes on any securities exchange or automated quotation system. Our shares of common stock are traded on the New York Stock Exchange under the symbol “MEE.”

Use of Proceeds

We will not receive any of the proceeds from the sale by any selling securityholder of the notes or the common stock issuable upon conversion of the notes. See “Selling Securityholders” for a list of those entities receiving proceeds from sale of the notes.

RISK FACTORS

Investing in the notes will be subject to risks, including risks inherent in our business. The value of your investment may decline and could result in a loss. You should carefully consider the following factors as well as other information contained and incorporated by reference in this prospectus before deciding to invest in the notes.

Risks Related to Our Business

For our liquidity needs, we currently rely primarily on borrowings under our credit facilities, which depend upon our compliance with the financial covenants contained in our credit facilities.

For our liquidity needs, we currently rely primarily on borrowings under our credit facilities. These facilities contain financial covenants requiring us to maintain specified financial ratios and to limit our capital expenditures to specified amounts. These financial covenants are described in “Refinancing” on page 24. Our ability to meet these financial covenants can be affected by a deterioration in our operating results, as well as by events beyond our control, including economic conditions, and we cannot assure you that we will meet the financial covenants. In the event we violate any of the financial covenants and do not affect a timely cure or receive a waiver from the lenders under our credit facilities, the credit facilities provide that the administrative agent under such facilities shall, if requested by holders of at least 50% of the aggregate amount of the revolver and 50% of the aggregate amount of the term loan, terminate the credit facilities and declare the loans immediately due and payable.

Our prior credit facilities contained similar financial covenants and we were in compliance with all material covenants at March 31, 2003 and during other periods reflected herein, other than at December 31, 2001, when we were not in compliance with the covenant related to the leverage ratio, but for which we subsequently obtained an amendment from lenders effective March 29, 2002.

Our indebtedness could adversely affect our ability to grow and compete and prevent us from fulfilling our obligations under the notes and our other indebtedness.

As of March 31, 2003, after giving effect to the offering of the notes and the use of the net proceeds thereof, we would have had approximately $593.4 million of total indebtedness outstanding, including $136.2 million of borrowings outstanding under our prior revolving credit facilities, $283 million aggregate principal amount of 6.95% Senior Notes due 2007, $42.2 million outstanding under an accounts receivable-based financing program, and $132 million aggregate principal amount of the notes. As of March 31, 2003, our indebtedness, as adjusted to give effect to the offering of the notes, represented 42.9% of our total book capitalization. Our indebtedness could adversely affect our ability to grow and compete and prevent us from fulfilling our obligations under the notes and our other indebtedness. For information about the refinancing of our prior credit facilities, see “Refinancing” on page 24.

We may not be able to maintain our competitive position because coal markets are affected by factors beyond our control.

Continued demand for our coal and the prices that we will be able to obtain will primarily depend upon coal consumption patterns of the domestic electric utility and steel industries. Consumption by the domestic utility industry is affected by the demand for electricity, environmental and other governmental regulations, technological developments and the price and availability of competing coal and alternative fuel supplies including nuclear, natural gas, oil and renewable energy sources. Consumption by the domestic steel industry is primarily affected by the demand for U.S. steel.

Approximately 26% of our production is metallurgical coal. As the largest supplier of metallurgical coal to the United States steel industry, we are subject to being adversely affected by any decline in the financial condition or production volume of United States steel producers. In recent years, United States steel producers experienced a substantial decline in the prices received for their products, due at least in part to a heavy volume of foreign steel imported into this country. The United States government determined that some steel producers in some foreign countries were selling steel products in the United States at below cost and has imposed tariffs on products from various foreign countries. The imposition of the tariffs has led to a moderate increase in the price of some steel products in the United States. However, several large United States producers filed for bankruptcy protection both before and after the tariffs were imposed, including two of our substantial customers: Wheeling-Pittsburgh Steel Corporation (“Wheeling”), which filed for bankruptcy protection in late 2000, accounted for approximately 3% of our produced coal revenue in 2002; and Bethlehem Steel Corporation, which filed for bankruptcy protection in mid-2001 and whose operations and assets were purchased by International Steel Group, Inc. in May 2003, accounted for approximately 2% of our produced coal revenue in 2002. In addition, Algoma Steel, Inc. (“Algoma”), a Canadian steel producer and one of our customers, filed for bankruptcy protection under Canadian law. Sales to Algoma accounted for approximately 2% of our produced coal revenue for 2002. We continue to sell to Wheeling and Algoma on very restrictive terms. Further deterioration in conditions in the steel industry could reduce the demand for our metallurgical coal and impact the collectibility of our accounts receivable from steel industry customers. Since our metallurgical grade coal can also be marketed as a high-Btu steam coal for use by utilities, a decline in the metallurgical market could result in coal being switched from the metallurgical market to the utility market.

As noted above, on March 5, 2002, President Bush announced a decision imposing tariffs on certain steel imports under Section 201 of the Trade Act of 1974. These tariffs are intended to provide protection against imports from certain countries; however, there are products and countries not covered by the tariffs. Imports of these exempt products or products from these countries may still have an adverse effect on United States steel producers. These tariffs may prompt other countries to impose tariffs or other trade restrictions on United States steel products. These actions could have an adverse effect on United States steel producers and reduce the demand for our metallurgical coal and thus adversely affect our cash flows, financial condition or results of operations. In May 2003, the World Trade Organization issued an interim ruling against the Section 201 remedies. On July 11, 2003, the World Trade Organization issued its final ruling that the Section 201 remedies violate global trade rules. President Bush’s administration has indicated that it will keep the tariffs in place and will appeal the ruling. If the ruling is appealed, a decision on the appeal is expected by the end of 2003. We cannot predict whether the administration will appeal the ruling or the likelihood of success of any appeal.

In addition, the steel industry is increasingly relying on electric arc furnaces or pulverized coal processes to make steel. These processes do not use coke. If this trend continues, the amount of metallurgical coal that we sell could further decrease. Since metallurgical coal is generally priced higher than steam coal, some of our mines may only operate profitably if all or a portion of their production is sold as metallurgical coal. If they are unable to sell metallurgical coal, these mines may not be economically viable and may close.

We may not be able to maintain our competitive position because the coal industry is highly competitive.

We compete with coal producers in various regions of the United States for domestic sales and with both domestic and foreign producers for sales to international markets. We compete with other producers primarily on the basis of price, coal quality, transportation cost and reliability of supply. Generally, the relative competitiveness of coal vis-à-vis other fuels or other coals is evaluated on a delivered cost per heating value unit basis. In addition to competition from other fuels, coal quality, the marginal cost of producing coal in various regions of the country and transportation costs are major determinants of the price for which we can sell coal. Factors that directly influence production cost include geological characteristics (including seam thickness), overburden ratios, depth of underground reserves, transportation costs and labor availability and cost.

Central Appalachian coal is more expensive to mine than western coal due to thinner coal seams and greater reliance on underground mining, which typically has higher costs. In recent years, increased development of large surface mining operations, particularly in the western United States, and more efficient mining equipment and techniques have contributed to excess coal production capacity in the United States.

During the mid-1970s and early 1980s, increased demand for coal attracted new investors to the coal industry, spurred the development of new mines and resulted in additional production capacity throughout the industry, all of which led to increased competition and lower coal prices. Increases in coal prices could encourage the development of expanded capacity by new or existing coal producers. Any resulting overcapacity could reduce coal prices and therefore reduce our revenues.

Demand for our low sulfur coal and the prices that we will be able to obtain for it will also be affected by the price and availability of high sulfur coal, which can be marketed in tandem with emissions allowances. This competition could adversely affect our business and results of operations.

Depending on the relative strength of the U.S. dollar versus currencies in other coal producing regions of the world, we may export more or less coal into foreign countries as we compete on price with other foreign coal producing sources. Additionally, the domestic coal market may be impacted due to the relative strength of the U.S. dollar to other currencies, as foreign sources could be cost advantaged based on a coal producing region’s relative currency position.

A significant decline in coal prices could adversely affect our operating results and cash flows.

Our results of operations are highly dependent upon the prices we receive for our coal and our ability to improve productivity and control costs. While recent demand for coal has increased due to the recent severe winter weather in 2002-2003, there is no assurance this demand will continue. Any decreased demand would cause spot prices to decline and require us to increase productivity and decrease costs in order to maintain our margins. If we are not able to maintain our margins, our operating results could be adversely affected. Price declines may adversely affect operating results for future periods and our ability to generate cash flows necessary to improve productivity and expand operations.

Coal mining is subject to unexpected disruptions, which could cause our quarterly or annual results to fluctuate.

Our mining operations are subject to certain events and operating conditions that could disrupt operations and affect production at particular mines for varying lengths of time. These events and conditions include:

•	fires and explosions from methane;

•	accidental minewater discharges;

•	adverse weather and natural disasters, such as heavy rains or floods;

•	equipment failures and maintenance problems;

•	transportation delays;

•	changes in geologic conditions;

•	failure of reserve estimates to prove correct;

•	inability to acquire or renew mining rights or permits; and

•	governmental actions that suspend or revoke our permits.

We maintain property and general liability insurance policies that provide limited coverage for some, but not all, of these risks. Even where insurance coverage applies, there can be no assurance that these risks would be fully covered by our insurance policies. Any disruption of our operations could adversely affect our business and revenues.

Government laws, regulations and other legal requirements relating to protection of the environment increase our costs of doing business and may restrict our operations.

We incur substantial costs and liabilities under increasingly strict federal, state and local environmental, health and safety and endangered species laws, including regulations and governmental enforcement policies. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of cleanup and site restoration costs and liens, the issuance of injunctions to limit or cease operations, the suspension or revocation of permits and other enforcement measures that could have the effect of limiting production from our operations. We may also incur costs and liabilities resulting from claims for damages to property or injury to persons arising from our operations.

New legislation and new regulations may be adopted that could materially adversely affect our mining operations, cost structure or our customers’ ability to use coal. New legislation and new regulations may also require us or our customers to change operations significantly or incur increased costs. The United States Environmental Protection Agency, or the “EPA,” has undertaken broad initiatives aimed at increasing compliance with emissions standards and providing incentives to customers for decreasing emissions, often by switching to an alternative fuel source.

SMCRA Litigation. On March 29, 2002, the U.S. District Court for the District of Columbia issued a ruling that could restrict underground mining activities conducted in the vicinity of public roads, within a variety of federally protected lands, within national forests and within certain proximity to occupied dwellings. The lawsuit, Citizens Coal Council v. Norton, was filed in February 2000 to challenge regulations issued by the Department of the Interior providing, among other things, that subsidence and underground activities that may lead to subsidence are not surface mining activities within the meaning of the Surface Mining Control and Reclamation Act or “SMCRA.” SMCRA generally contains restrictions and certain prohibitions on the locations where surface mining activities can be conducted. The District Court entered summary judgment upon the plaintiff’s claims that the Secretary of the Interior’s determination violated SMCRA. By order dated April 9, 2002, the court remanded the regulations to the Secretary of the Interior for reconsideration. The Department of the Interior and the National Mining Association, a trade group that intervened in this action, appealed the order to the U.S. Court of Appeals for the District of Columbia Circuit. On June 3, 2003, the Court of Appeals overturned the District Court’s order and upheld the Department of Interior’s regulations. The timeframe for appeal of the Court of Appeal’s decision has not yet lapsed. If the Department of Interior’s regulations ultimately are not upheld, there could be a material adverse effect on all of our coal mine operations that utilize underground mining techniques. While it still might be possible to obtain permits for underground mining operations in these areas, the time and expense of that permitting process would likely increase significantly. It would be likely that room and pillar and longwall mining near certain structures would be more difficult and expensive for all coal producers and continued mining at some mines might no longer be practicable.

Show Cause Orders. Regulatory authorities implementing SMCRA may order surface mining permit holders to “show cause” why their permits should not be suspended or revoked because of alleged patterns of violations. A pattern of violations can be found when there are two or more violations of a same or similar type within a 12-month period. Under these “show cause orders,” if a pattern of violations is found and determined to have been caused by willful or unwarranted conduct under the surface mining laws, our surface mining permits may either be suspended or revoked. Some of our subsidiaries have been issued show cause orders that are currently unresolved. The outcome of each of these actions remains uncertain, so the eventual cost to us, if any, cannot presently be reasonably estimated.

As of the date of this prospectus, show cause orders have been issued by the West Virginia Department of Environmental Protection, or the “WVDEP” with respect to active permits at our Marfork Coal Company, Independence Coal Company, Omar Mining Company, Bandmill Coal Corporation and Alex Energy subsidiaries. These orders have either been issued or are currently under appeal. A suspension of these operations could adversely affect our financial results to the extent we are unable to generate the lost production from our other operations. In addition, the WVDEP and Kentucky Natural Resources and Environment Protection Cabinet have issued show cause orders to certain of our subsidiaries with idled permits.

The potential impact on operations from a permit suspension in the show cause proceedings varies. For example, some of the operations are not currently mining or processing coal; therefore, a suspension at those operations would not impact earnings. At the active operations, suspensions could impact earnings to the extent that downtime cannot be offset by increases in production and/or coal sales at other times or at other operations. The impact of suspensions at these operations could also vary depending on when the suspensions are served. For example, suspensions served over weekends or during scheduled maintenance periods would have lesser impacts. We do not believe the impact of the suspensions or the cost of defending these matters is likely to be material.

If we are unsuccessful in defending or reaching an acceptable resolution of these orders, there is a possibility that a suspension of operations could have a significant effect on our overall operations. If a pattern of violations is found with respect to show cause orders that have not proceeded to a hearing, one or more of the permits for these operations could be revoked. If one or more of our permits are revoked, we could be prohibited from obtaining additional permits. In the event of future violations at these or other properties, the existence of these orders may increase the gravity of any sanctions sought in the event that the state decides to pursue any enforcement. For more detailed information concerning the show cause orders, see the documents incorporated by reference in this prospectus listed under “Documents Incorporated by Reference.”

Martin County Impoundment Discharge. On October 11, 2000, a partial failure of the coal refuse impoundment at Martin County Coal Corporation, one of our subsidiaries, released approximately 230 million gallons of coal slurry into adjacent underground mine workings. The slurry then discharged into two tributary streams of the Big Sandy River in eastern Kentucky. No one was injured in the discharge. Clean up efforts began immediately and are complete. Martin County Coal began processing coal again on April 2, 2001. We are continuing to seek approval from the applicable agencies for alternate refuse disposal options related to operations of Martin County Coal’s preparation plant. As of March 31, 2003, we had incurred a total of approximately $58.8 million of cleanup costs in connection with the spill, $52.5 million of which have been paid directly or reimbursed by insurance companies. We continue to seek insurance reimbursement of any and all covered costs. Most of the claims, fines, penalties and lawsuits from the impoundment failure have been satisfied or settled. Remaining issues (none of which we consider material) include:

•	four remaining suits (one seeking class certification) alleging some 16 separate property damage claims and seeking unquantified compensatory and punitive damages allegedly resulting from the October 11, 2000 incident;

•	a civil action filed by the WVDEP against Martin County Coal in the Circuit Court of Wayne County, West Virginia, alleging natural resources damages in West Virginia and alleged violations of law resulting from the impoundment discharge. The WVDEP’s alleged damages have not been quantified. The court ruled that WVDEP cannot collect statutory penalties, but has not yet ruled whether WVDEP can continue to assert its claims for punitive damages. We are continuing to defend this action vigorously and believe that we have numerous valid defenses to the claims;

•	various citations issued by the Federal Mine Safety and Health Administration (or the “MSHA”) following the impoundment discharge, and assessed two penalties totaling approximately $110,000. The citations allege that we violated the MSHA-approved plan for operation of the facility. We contested the violations and penalty amount which, to date, has resulted in a directed verdict rescinding one of the assessed penalties totaling $55,000;

•	a suit filed by the Town of Fort Gay, West Virginia against us and Martin County Coal, alleging that its water treatment and distribution plant was damaged when water, allegedly discharged from the Martin County Coal impoundment, was pumped into the facility. The plaintiff seeks unquantified compensatory and punitive damages. We deny the allegations and are defending the action vigorously; and

•	a subpoena for our documents relating to the impoundment and impoundment discharge that we have received from a federal grand jury of the United States District Court for the Eastern District of Kentucky. We are in the process of responding to the subpoena.

We believe that we have insurance coverage applicable to these items, at least with respect to civil liabilities other than governmental penalties, such as those assessed by MSHA, and punitive damages, if any. One of our carriers has stated that it believes its policy does not provide coverage for governmental penalties or punitive damages.

Water Claims Litigation. Two cases were filed in the Circuit Court of Mingo County, West Virginia, alleging that our Delbarton Mining Company subsidiary’s mining activities destroyed nearby resident plaintiffs’ water supplies. One case was filed on behalf of 134 plaintiffs on July 1, 2002, and the other was filed on behalf of 54 plaintiffs on July 26, 2002 (an amended complaint, filed May 1, 2003, added 42 plaintiffs). The plaintiffs seek to recover compensatory and punitive damages, but their alleged damages have not been quantified. Delbarton has already provided many of the plaintiffs with a replacement water source. Each case is in the very early procedural stages and trial is scheduled for October 2003 in the first case and February 2004 in the second case.

West Virginia Flooding Cases. Five of our subsidiaries have been named, among others, in 17 separate complaints filed in the Circuit Courts of Boone, Fayette, Kanawha, McDowell, Mercer, Raleigh and Wyoming Counties, West Virginia. These cases collectively include numerous plaintiffs who filed suit on behalf of themselves and others similarly situated, seeking damages for property damage and personal injuries arising out of flooding that occurred in southern West Virginia in July 2001. The plaintiffs have sued coal, timber, railroad and land companies under the theory that mining, construction of haul roads and removal of timber caused natural surface waters to be diverted and interrupted in an unnatural way, thereby causing damage to the plaintiffs. The West Virginia Supreme Court of Appeals ruled that these cases, including several additional flood damage cases not involving our subsidiaries, will be handled pursuant to the Court’s mass litigation rules. As a result of this ruling, the cases have been transferred to the Circuit Court of Raleigh County, West Virginia and will be handled by a panel of three circuit court judges. The panel will, among other things, determine whether the individual cases should be consolidated or returned to their original circuit courts. While the plaintiffs’ alleged damages have not been quantified and the outcome of this litigation is subject to uncertainties, based on our preliminary evaluation of the issues and the potential impact on us, we believe this matter will be resolved without a material adverse effect on our cash flows, financial condition or results of operations.

We are subject to the Clean Water Act and corresponding state laws that restrict how we conduct our business and may expose us to substantial penalties for failures to comply.

The Federal Clean Water Act and corresponding state laws affect coal mining operations by imposing restrictions on discharging of pollutants into waters and on dredging and filling of wetlands. Regular monitoring, as well as compliance with reporting requirements and performance standards, are preconditions for the issuance and renewal of permits governing the discharge of pollutants into water. In addition, we may become subject to fines and other penalties, including suspension or revocation of our permits, for failure to comply with these statutes. In December 2002, Independence Coal and Omar Coal each pled guilty to charges that it had negligently violated the Clean Water Act. Each company has paid $200,000 in fees and agreed to a five-year probation period. We, along with Independence Coal and Omar Coal, have also agreed to an environmental training and compliance program and to independent environmental audits.

We cannot assure you that compliance with the requirements of the Clean Water Act and corresponding state laws will not cause us to incur significant additional costs or that we will not become subject to fines or other penalties for failures to comply with these statutes.

Anti-degradation Litigation. In January 2002, a number of environmental groups and individuals filed suit in the U.S. District Court for the Southern District of West Virginia to challenge the EPA’s approval of West Virginia’s anti-degradation implementation policy. Under the Clean Water Act, state regulatory authorities must conduct an antidegradation review before approving permits for the discharge of pollutants to waters that have been designated as high quality by the state. Anti-degradation review involves public and intergovernmental scrutiny of permits and requires permittees to demonstrate that the proposed activities are justified in order to accommodate significant economic or social development in the area where the waters are located. The plaintiffs in this lawsuit, Ohio Valley Environmental Coalition v. Whitman, challenge provisions in West Virginia’s antidegradation implementation policy that exempt current holders of National Pollutant Discharge Elimination System, or “NPDES”, permits and permits under Section 404 of the Clean Water Act, among other parties, from the anti-degradation-review process. We are exempt from antidegradation review under these provisions. Revoking this exemption and subjecting us to the anti-degradation review process could delay the issuance or reissuance of Clean Water Act permits to us or cause these permits to be denied. If the plaintiffs are successful and if we discharge into waters that have been designated as high-quality by the state, the costs, time and difficulty associated with obtaining and complying with Clean Water Act permits for surface mining could increase.

We must obtain governmental permits and approvals for mining operations, which can be a costly and time-consuming process and result in restrictions on our operations.

Our operations are principally regulated under surface mining permits issued pursuant to the SMCRA and state counterpart laws. Such permits are issued for terms of five years with the right of successive renewal. We currently have over 400 surface mining permits. In conjunction with the surface mining permits, most operations hold NPDES permits pursuant to the Clean Water Act and state counterpart water pollution control laws for the discharge of pollutants to waters. These permits are issued for terms of five years and also are renewed in conjunction with the surface mining permit renewals. Additionally, the Clean Water Act requires permits for operations that fill waters of the United States. Valley fills and refuse impoundments are typically authorized under Nationwide Permits that are revised and renewed periodically by the U.S. Corps of Engineers. Additionally, certain surface mines and preparation plants have permits issued pursuant to the Clean Air Act and state counterpart clean air laws allowing and controlling the discharge of air pollutants. These permits are primarily permits allowing initial construction (not operation) and they do not have expiration dates.

Regulatory authorities exercise considerable discretion in the timing of permit issuance. Requirements imposed by these authorities may be costly and time-consuming and may result in delays in the commencement or continuation of exploration or production operations. We often are required to prepare and present to federal, state and local authorities data pertaining to the effect or impact that proposed exploration for or production of coal may have on the environment. For example, the WVDEP is involved in litigation regarding its alleged failure to consider the hydrologic effects of mining operations in issuing mining permits. This suit could result in West Virginia imposing additional requirements on us and other mining companies relating to the assessment of potential hydrologic risks.

Further, private individuals and the public at large possess rights to comment on and otherwise engage in the permitting process, including through intervention in the courts. Accordingly, the permits we need may not be issued, or if issued, may not be issued in a timely fashion, or may involve requirements which restrict our ability to conduct our mining operations or to do so profitably.

We are the subject of various legal proceedings.

We are the subject of the following legal proceedings:

Harman Case. On July 31, 1997, we acquired United Coal Company and its subsidiary, Wellmore Coal Corporation. Wellmore was party to a coal supply agreement with Harman Mining Corporation and certain of its affiliates, pursuant to which Harman sold coal to Wellmore. In December 1997, Wellmore declared force majeure under the coal supply agreement and reduced the amount of coal to be purchased from Harman as a result thereof. Wellmore declared force majeure because its major customer for the coal purchased under the coal supply agreement was forced to close its Pittsburgh, Pennsylvania coke plant due to regulatory action. We subsequently sold Wellmore, but retained responsibility for any claims relating to this declaration of force majeure. On October 29, 1998, Harman and its sole shareholder, Hugh Caperton, filed an action against us and certain of our subsidiaries in the Circuit Court of Boone County, West Virginia, alleging that we and our subsidiaries tortiously interfered with Harman’s contract with Wellmore and, as a result, caused Harman to go out of business. On August 1, 2002, the jury in the case awarded the plaintiffs $50 million in compensatory and punitive damages. We are vigorously pursuing post-judgment remedies, and various motions filed in the trial court have been fully briefed and argued. We will appeal to the West Virginia Supreme Court of Appeals, if necessary. On July 17, 2003, the Circuit Court ruled on one of the post trial motions regarding the posting of an appeal bond requiring us to post with the Circuit Court a surety bond or letter of credit in the amount of $55 million (including interest) within thirty (30) days. We have a liability with respect to this case of $25 million, excluding interest, included in Other current liabilities, which we believe is a fair estimate of the eventual total payout in this case.

Preparation Plant Employees Litigation. Several of our subsidiaries, along with several other coal companies and several chemical companies, are defendants in an action styled Denver Pettry, et al. v. Peabody Holding Company, et al., filed April 17, 2002 in the Circuit Court of Boone County, West Virginia, in which the plaintiffs allege that they were excessively exposed to chemicals used in the coal preparation plants of the defendant coal companies, which were manufactured by the defendant chemical companies. The plaintiffs are attempting to attain class action status, and seek to recover unquantified compensatory and punitive damages. We believe we have significant defenses to the claims, and we are defending the case vigorously. The case is in the early stages of discovery. On July 25, 2002, one of our insurers filed a declaratory judgment action in the U.S. District Court for the Eastern District of Virginia, seeking a declaration that it has no duty to defend or indemnify us in the Pettry action. On October 2, 2002, we filed suit seeking a declaratory judgment in the Circuit Court of Boone County, West Virginia, against that insurer and other insurers who provided policies to us that may cover the Pettry claims, and filed a motion to dismiss the action filed in Virginia. On February 25, 2003, the U.S. District Court for the Eastern District of Virginia entered an order dismissing the Virginia case. The insurer appealed the dismissal of the Virginia case to the United States Court of Appeals for the Fourth Circuit, and filed a motion in the West Virginia case seeking a stay of that proceeding until its appeal of the Virginia case is decided. By order entered May 2, 2003, the court in the West Virginia case granted that motion.

Shareholder derivative suit. On August 5, 2002, a shareholder derivative complaint was filed in the Circuit Court of Boone County, West Virginia, naming us, each of our directors and certain of our current and former officers. The complaint alleges (1) breach of fiduciary duties against all of the defendants for refusing to cause us to comply with environmental, labor and securities laws, and (2) improper insider trading by Don L. Blankenship, Jeffrey M. Jarosinski, Madeleine M. Curle and Bennett K. Hatfield. The plaintiff makes these allegations derivatively, and seeks to recover damages on behalf of our company. The damages claimed by the plaintiff have not been quantified. We and the other defendants removed the case to Federal District Court in Charleston, West Virginia, but the case has now been remanded to the Circuit Court of Boone County. The case is still in a very early procedural stage.

Dotco Energy Litigation. On June 14, 1999, Dotco Energy Company, Inc. filed suit against our subsidiary, Rawl Sales & Processing Co., in the Circuit Court of Pike County, Kentucky, alleging that Rawl miscalculated the payment that should have been made to Dotco for coal delivered to Rawl from years 1980 through 1996, when Dotco was a contract miner for Rawl. The complaint alleged that the wrongful calculations resulted in nonpayment for 263,117 tons of coal, for which allegedly $4,736,109 was due. The dispute has been settled and an order dismissing the lawsuit, with prejudice, was entered by the Court on July 9, 2003. The settlement will not have a material impact upon our consolidated financial position, cash flows or results of operations.

We are parties to a number of other legal proceedings incident to our normal business activities. While we cannot predict the outcome of these proceedings, in our opinion, any liability arising from these matters individually and in the aggregate should not have a material adverse effect upon our consolidated financial position, cash flows or results of operations.

Please refer to the documents incorporated by reference in this prospectus under “Documents Incorporated by Reference” for a description of other legal proceedings to which we are subject.

We have significant reclamation and mine closure obligations. If the assumptions underlying our accruals are materially inaccurate, we could be required to expend greater amounts than anticipated.

SMCRA establishes operational, reclamation and closure standards for all aspects of surface mining as well as most aspects of deep mining. Estimates of our total reclamation and mine-closing liabilities are based upon permit requirements and our engineering expertise related to these requirements. The estimate of ultimate reclamation liability is reviewed periodically by our management and engineers. The estimated liability can change significantly if actual costs vary from assumptions or if governmental regulations change significantly. We adopted Statement of Financial Accounting Standard No. 143, “Accounting for Asset Retirement Obligations” (“Statement 143”) effective January 1, 2003. Statement 143 requires that retirement obligations be recorded as a liability based on fair value, which is calculated as the present value of the estimated future cash flows. In estimating future cash flows, we considered the estimated current cost of reclamation and applied inflation rates and a third-party profit, as necessary. The third-party profit is an estimate of the approximate markup that would be charged by contractors for work performed on behalf of us. The resulting estimated liability could change significantly if actual amounts change significantly from our assumptions.

New regulations have generally made it easier for claimants to assert and prosecute black lung claims, which could increase our liability for black lung benefits.

Under federal black lung benefits legislation, each coal mine operator is required to make payments of black lung benefits or contributions to: (1) current and former coal miners totally disabled from black lung disease; (2) certain survivors of a miner who dies from black lung disease; and (3) a trust fund for the payment of medical expenses to claimants whose last mine employment was before January 1, 1970, where no responsible coal mine operator has been identified for claims (where a miner’s last coal employment was after December 31, 1969), or where the responsible coal mine operator has defaulted on the payment of such benefits. In recent years, legislation on black lung reform has been introduced but not enacted in Congress. It is possible that such legislation will be reintroduced for consideration by Congress. If any of the proposals included in such or similar legislation is passed, the number of claimants who are awarded benefits could significantly increase. There can be no assurance that any such changes in black lung legislation, if approved, will not have a material adverse effect on our business, financial condition and results of operations. In addition to federal acts, we are also liable under various state statutes for black lung claims.

In addition, the United States Department of Labor issued a final rule, effective January 19, 2001, amending the regulations implementing federal black lung laws. The amendments give greater weight to the opinion of the claimant’s treating physician, expand the definition of black lung disease and limit the amount of medical evidence that can be submitted by claimants and respondents. The amendments also alter administrative procedures for the adjudication of claims, which, according to the Department of Labor, result in streamlined procedures that are less formal, less adversarial and easier for participants to understand. These and other changes to the black lung regulations could potentially increase our exposure to black lung benefits liabilities. We, with the help of our consulting actuaries, intend to monitor claims activity very closely and will modify the assumptions underlying the projection of our black lung liability should the results of such monitoring indicate that it is appropriate to do so.

The characteristics of coal may make it difficult for coal users to comply with various environmental standards related to coal combustion. As a result, they may switch to other fuels, which would affect the volume of our sales.

Coal contains impurities, including sulfur, mercury, chlorine, nitrogen oxide and other elements or compounds, many of which are released into the air when coal is burned. The Clean Air Act and corresponding state laws extensively regulate emissions into the air of particulate matter and other substances, including sulfur dioxide, nitrogen oxides and mercury. Although these regulations apply directly to impose certain requirements for the permitting and operation of our mining facilities, by far their greatest impact on us and the coal industry generally is the effect of emission limitations on utilities and our other customers. Owners of coal-fired power plants and industrial boilers have been required to expend considerable resources in an effort to comply with these ambient air standards. Significant additional emissions control expenditures will be needed in order to meet the current national ambient air standard for ozone. In particular, coal-fired power plants will be affected by state regulations designed to achieve attainment of the ambient air quality standard for ozone. Ozone is produced by the combination of two precursor pollutants: volatile organic compounds and nitrogen oxides. Nitrogen oxides are a by-product of coal combustion. Accordingly, emissions control requirements for new and expanded coal-fired power plants and industrial boilers will continue to become more demanding in the years ahead. The EPA has imposed or attempted to impose tighter emission restrictions in a number of areas, some of which are currently subject to litigation. The general effect of such tighter restrictions could be to reduce demand for coal. In July 1997, the EPA adopted new, more stringent National Ambient Air Quality Standards for very fine particulate matter and ozone. The Court of Appeals for the District of Columbia issued an opinion in May 1999 limiting the manner in which the EPA can enforce these standards. After a request by the federal government for a rehearing by the Court of Appeals was denied, the Supreme Court agreed in January 2000 to review the case. On February 27, 2001, the Supreme Court found in favor of the EPA in material part and remanded the case to the Court of Appeals. On remand, the Court of Appeals for the D.C. Circuit affirmed the EPA’s adoption of these more stringent ambient air quality standards. As a result of the finalization of these standards, states that are not in attainment for these standards will have to revise their state implementation plans to include provisions for the control of ozone precursors and/or particulate matter. Revised state implementation plans could require electric power generators to further reduce nitrogen oxide and particulate matter emissions. The potential need to achieve such emissions reductions could result in reduced coal consumption by electric power generators. Thus, future regulations regarding ozone, particulate matter and other pollutants could restrict the market for coal and the development of new mines by the Company. This in turn may result in decreased production by us and a corresponding decrease in our revenue. Although the future scope of these ozone and particulate matter regulations cannot be predicted, future regulations regarding these and other ambient air standards could restrict the market for coal and the development of new mines.

Furthermore, in October 1998, the EPA finalized a rule that will require 19 states in the Eastern United States that have ambient air quality problems to make substantial reductions in nitrogen oxide emissions by the year 2004. The final rule was largely upheld by the United States Court of Appeals for the District of Columbia Circuit. To achieve reductions in nitrogen oxide emissions by 2004, many power plants would be required to install additional control measures such as capital-intensive selective catalytic reduction (SCR) devices. The installation of these measures would make it more costly to operate coal-fired power plants and, depending on the requirements of individual state implementation plans, could make coal a less attractive fuel. In addition, reductions in nitrogen oxide emissions can be achieved at a low capital cost through a combination of low nitrogen oxide burners and coal produced in Western U.S. coal mines. As a result, changes in current emissions standards could also impact the economic incentives for Eastern U.S. coal-fired power plants to consider using more coal produced in Western U.S. coal mines.

Along with these regulations addressing ambient air quality, the EPA has initiated a regional haze program designed to protect and to improve visibility at and around National Parks, National Wilderness Areas and International Parks. This program restricts the construction of new coal-fired power plants whose operation may impair visibility at and around federally protected areas. Moreover, this program may require certain existing coal-fired power plants to install additional control measures designed to limit haze-causing emissions, such as sulfur dioxide, nitrogen oxides and particulate matter. The EPA’s final rule concerning best available retrofit technology (BART) is currently on remand to the EPA from the United States Court of Appeals for the District of Columbia Circuit. By imposing limitations upon the placement and construction of new coal-fired power plants, the EPA’s regional haze program could affect the future market for coal.

Additionally, the U.S. Department of Justice, on behalf of the EPA, has filed lawsuits against several investor-owned electric utilities and brought an administrative action against one government-owned electric utility for alleged violations of the Clean Air Act. The EPA claims that these utilities have failed to obtain permits required under the Clean Air Act for alleged major modifications to their power plants. We supply coal to some of the currently affected utilities, and it is possible that our other customers will be sued. These lawsuits could require the utilities to pay penalties and install pollution control equipment or undertake other emission reduction measures, which could adversely impact their demand for coal.

Other Clean Air Act programs are also applicable to power plants that use our coal. For example, the acid rain control provisions of Title IV of the Clean Air Act require a reduction of sulfur dioxide emissions from power plants. Because sulfur is a natural component of coal, required sulfur dioxide reductions can affect coal mining operations. Title IV imposes a two-phase approach to the implementation of required sulfur dioxide emissions reductions. Phase I, which became effective in 1995, regulated the sulfur dioxide emissions levels from 261 generating units at 110 power plants and targeted the highest sulfur dioxide emitters. Phase II, implemented January 1, 2000, made the regulations more stringent and extended them to additional power plants, including all power plants of greater than 25 megawatt capacity. Affected electric utilities can comply with these requirements by:

•	burning lower sulfur coal, either exclusively or mixed with higher sulfur coal;

•	installing pollution control devices such as scrubbers, which reduce the emissions from high sulfur coal;

•	reducing electricity generating levels; or

•	purchasing or trading emission credits.

Specific emissions sources receive these credits that electric utilities and industrial concerns can trade or sell to allow other units to emit higher levels of sulfur dioxide. Each credit allows its holder to emit one ton of sulfur dioxide.

In addition to emissions control requirements designed to control acid rain and to attain the national ambient air quality standards, the Clean Air Act also imposes standards on sources of hazardous air pollutants. Although these standards have not yet been extended to coal mining operations, the EPA recently announced that it will regulate hazardous air pollutants from coal-fired power plants. Under the Clean Air Act, coal-fired power plants will be required to control hazardous air pollution emissions by no later than 2009. These controls are likely to require significant new improvements in controls by power plant owners. The most prominently targeted pollutant is mercury, although other by-products of coal combustion may be covered by future hazardous air pollutant standards for coal combustion sources. However, the introduction of mercury emissions limits could place coal produced in Western U.S. mines at a competitive disadvantage to coal produced in Eastern U.S. mines, as current mercury-removal technology is more effective on Eastern U.S. coal. The EPA has announced that it intends to issue a proposed rule concerning maximum achievable control technology (MACT) for utilities by December 2003.

Other proposed initiatives may have an effect upon coal operations. Several so-called multi-pollutant bills, which could regulate a variety of air emissions, including carbon dioxide and mercury, have been proposed. One such proposal is the Bush Administration’s recently announced Clear Skies initiative. As proposed, this initiative is designed to reduce emissions of sulfur dioxide, nitrogen oxides and mercury from power plants. Senator James Jeffords has also introduced a bill that would place tight caps on coal-fired emissions, including mandatory limits on carbon dioxide emissions, and require shorter implementation time frames. While the details of these proposed initiatives vary, there is clearly a movement towards increased regulation of air emissions, including carbon dioxide and mercury, which could cause power plants to shift away from coal as a fuel source.

The Bush administration recently pledged $2 billion to the Clean Coal Technology (CCT) Program. The CCT Program is a government and industry co-funded effort to demonstrate a new generation of innovative coal-utilization processes in a series of “showcase” facilities built across the country. These projects are carried out in sufficiently large scale to prove commercial worthiness and generate data for design, construction, operation, and technical/economic evaluation of full-scale commercial applications. The goal of the CCT Program is to furnish the U.S. energy marketplace with advanced, more efficient coal-based technologies, technologies that are capable of mitigating some of the economic and environmental impediments that inhibit the use of coal as an energy source.

The passage of legislation responsive to the Framework Convention on Global Climate Change or similar governmental initiatives could result in restrictions on coal use.

The United States has not implemented the 1992 Framework Convention on Global Climate Change, or the “Kyoto Protocol”, which is intended to limit or reduce emissions of greenhouse gases, such as carbon dioxide. Under the terms of the Kyoto Protocol, which specific emission targets vary from country to country, the United States would be required to reduce emissions to 93% of 1990 levels over a five-year period from 2008 through 2012. Although the United States has not ratified the emission targets and no comprehensive regulations focusing on greenhouse gas emissions are in place, these restrictions, whether through ratification of the emission targets or other efforts to stabilize or reduce greenhouse gas emissions, could adversely affect the price and demand for coal. In March 2001, President Bush reiterated his opposition to the Kyoto Protocol and further stated that he did not believe that the government should impose mandatory carbon dioxide emission reductions on power plants. In February 2002, President Bush announced a new approach to climate change, confirming the Administration’s opposition to the Kyoto Protocol and proposing voluntary actions to reduce the greenhouse gas intensity of the United States. Greenhouse gas intensity measures the ratio of greenhouse gas emissions, such as carbon dioxide, to economic output. The President’s climate change initiative calls for a reduction in greenhouse gas intensity over the next 10 years which is approximately equivalent to the reduction that has occurred over each of the past two decades. If this or other comprehensive legislation focusing on greenhouse gas emissions is enacted by the United States, it would have the effect of restricting the use of coal. Other efforts to reduce emissions of greenhouse gases and federal initiatives to encourage the use of natural gas also may affect the use of coal as an energy source.

Weather conditions may affect our business.

Severe weather, including flooding and excessive ice or snowfall, when it occurs, can adversely affect our ability to produce, load and transport coal. In addition, unseasonable weather can adversely affect the demand and price for coal, which could adversely affect our business, financial condition and results of operations.

Foreign currency fluctuations could adversely affect the competitiveness of our coal abroad.

We rely on customers in other countries for a portion of our sales, with shipments to countries in Europe, North America and South America. We compete in these international markets against coal produced in other countries. Coal is sold internationally in U.S. dollars. As a result, mining costs in competing coal producing countries may be less in U.S. dollar terms because of currency exchange rates, providing an advantage to foreign coal producers. Currency fluctuations in coal producing countries could adversely affect the competitiveness of U.S. coal in international markets.

We face numerous uncertainties in estimating our economically recoverable coal reserves, and inaccuracies in our estimates could result in lower than expected revenues, higher than expected costs and decreased profitability.

There are numerous uncertainties inherent in estimating quantities and values of economically recoverable coal reserves, including many factors beyond our control. As a result, estimates of economically recoverable coal reserves are by their nature uncertain. Information about our reserves consists of estimates based on engineering, economic and geological data assembled and analyzed by our staff.

Some of the factors and assumptions that impact economically recoverable reserve estimates include:

•	geological conditions;

•	historical production from the area compared with production from other producing areas;

•	the assumed effects of regulations and taxes by governmental agencies;

•	assumptions governing future prices; and

•	future operating costs.

Each of these factors may in fact vary considerably from the assumptions used in estimating reserves. For these reasons, estimates of the economically recoverable quantities of coal attributable to a particular group of properties may vary substantially. Actual production, revenues and expenditures with respect to our reserves will likely vary from estimates, and these variances may be material. As a result, our estimates may not accurately reflect our actual reserves.

Our acquisition strategy may not be realized or may require us to raise capital by incurring substantial debt or issuing additional equity.

We intend to pursue growth through opportunistic acquisitions. The coal industry is experiencing rapid consolidation, with many companies seeking to consummate opportunistic acquisitions and increase their market share. We compete and will continue to compete with many other buyers for acquisitions. Acquisitions involve a number of risks, including the time associated with identifying and evaluating future acquisitions, the diversion of management’s attention to the integration of the operations and personnel of the acquired companies, possible adverse short-term effects on our operating results and the loss of key employees of the acquired companies. We cannot provide any assurance that future acquisitions will be available on terms acceptable to us. Our ability to consummate any acquisition will be subject to various conditions, including the negotiation of satisfactory agreements, obtaining necessary regulatory approvals and financing.

Transportation disruptions could impair our ability to sell coal.

We rely on transportation providers to provide access to markets. Disruption of transportation services because of weather-related problems, strikes, lockouts or other events could temporarily impair our ability to supply coal to customers. In 2002, rail shipments constituted approximately 91% of our total shipments, with approximately 33% loaded on Norfolk Southern trains and approximately 58% loaded on CSX trains. If there are disruptions of the transportation services provided by Norfolk Southern or CSX and we are unable to find alternative transportation providers to ship our coal, our business could be adversely affected.

The State of West Virginia has recently increased enforcement of weight limits on coal trucks on its public roads. Also, West Virginia legislation, which raised coal truck weight limits in West Virginia, includes provisions supporting enhanced enforcement. Although we have historically avoided public road trucking of coal when possible by transporting coal by rail, barge and conveyor systems, such stepped up enforcement actions could result in shipment delays and increased costs. An increase in transportation costs could have an adverse effect on our ability to increase or to maintain production and adversely affect revenues.

On January 7, 2003, Coal River Mountain Watch, an advocacy group representing local residents in the Counties of Boone, Raleigh and Kanawha, West Virginia, and other plaintiffs, filed suit in the Circuit Court of Kanawha County, West Virginia against certain of our subsidiaries and various other coal and transportation companies alleging that the defendants illegally transport coal in overloaded trucks causing damage to state roads and interfering with the plaintiffs’ use and enjoyment of their properties and their right to use the public roads, and seeking injunctive relief and unquantified compensatory and punitive damages. The plaintiffs alleged damages have not been quantified. The case is in the very early procedural stages and we intend to vigorously pursue the defense of this case.

Fluctuations in transportation costs could adversely affect the demand for our coal and increase competition from coal producers in other parts of the country.

Transportation costs represent a significant portion of the delivered cost of coal and, as a result, are a critical factor in a customer’s purchasing decision. Increases in transportation costs could make coal a less competitive source of energy. Such increases could have a material adverse effect on our ability to compete with other energy sources and on our business, financial condition and results of operations. On the other hand, significant decreases in transportation costs could result in increased competition from coal producers in other parts of the country. For instance, coordination of the many eastern loading facilities, the large number of small shipments, terrain and labor issues all combine to make shipments originating in the Eastern United States inherently more expensive on a per-mile basis than shipments originating in the Western United States. Historically, coal transportation rates from the western coal producing areas into Central Appalachian markets limited the use of western coal in those markets. More recently, however, lower rail rates from the western coal producing areas to markets served by eastern producers have created major competitive challenges for eastern producers. This increased competition could have a material adverse effect on our business, financial condition and results of operations.

We may have difficulty in attracting and retaining skilled managers.

From time to time, we experience the loss of senior managers who choose for various reasons to pursue other interests. There can be no assurance that we will not experience further management changes in the future, or that we will be able to attract and retain capable and experienced managers on terms acceptable to us and consistent with our compensation practices.

We depend on a small number of customers for a significant portion of our revenues and the loss of any of those customers could adversely affect us.

During our fiscal year ended December 31, 2002, we derived approximately 33%, of our produced coal revenues from sales to our four largest customers. If we are unable to continue to sell coal to those customers on terms, including volume and pricing, under existing agreements, or if we are unable to find another customer to purchase such lost volume, our cash flows, financial condition and results of operations could be adversely affected.

If our customers do not extend existing contracts or enter into new long-term contracts for coal, the stability and profitability of our operations could be affected.

During our fiscal year ended December 31, 2002, approximately 94% of the coal we sold was under contracts with terms of one year or more. The profitability of our long-term coal supply contracts depends on a variety of factors, which vary from contract to contract and fluctuate during the contract term, and includes our production costs and other factors. Price changes, if any, provided in long-term supply contracts are not intended to reflect our cost increases, and therefore increases in our costs may reduce our profit margins. In addition, in periods of declining market prices, provisions for adjustment or renegotiation of prices and other provisions may increase our exposure to short-term coal price volatility.

In addition, some supply contracts contain provisions that allow the customer to suspend or terminate performance under the contract upon the occurrence or continuation of specified events. These events typically include:

•	our inability to deliver the volume or qualities of coal specified;

•	changes in the Clean Air Act rendering use of coal inconsistent with the customer’s pollution control strategies; and

•	the occurrence of events beyond the reasonable control of the affected party, including labor disputes, mechanical malfunctions and changes in government regulations.

If a substantial portion of our long-term contracts are terminated, we would be adversely affected to the extent that we are unable to find other customers at the same level of profitability.

As electric utilities adjust to the Phase II requirements of the Clean Air Act and the possible deregulation of their industry, they are becoming increasingly less willing to enter into coal supply contracts with terms of more than one year. Instead, these utilities are purchasing higher percentages of coal on the spot market. Spot market prices tend to be more volatile than contractual prices, which could make our results of operations more volatile.

Disputes with our customers concerning contracts can result in litigation, which could result in our paying substantial damages.

From time to time, we have disputes with our customers over the provisions of long-term contracts relating to, among other things, coal quality, pricing, quantity and delays in delivery. We may not be able to resolve all of these disputes in a satisfactory manner, which could result in our paying substantial damages or otherwise harm our relationships with our customers.

On April 16, 2002, Appalachian Power Company, a subsidiary of American Electric Power, filed suit against us alleging that we improperly claimed force majeure with respect to a tonnage shortfall under our contracts with them in 2000 and 2001. The complaint sought to recover, among other things, the additional cost they incurred in purchasing substitute coal. The dispute has been settled and an order dismissing the lawsuit, with prejudice, was entered by the court on July 15, 2003. The settlement will not have a material impact upon our consolidated financial position, cash flows or results of operations.

We have significant obligations for long-term employee benefits for which we accrue based upon assumptions which, if inaccurate, could result in our being required to expend greater amounts than anticipated.

We provide various long-term employee benefits to inactive and retired employees. We accrue amounts for these obligations. The current and non-current portions of these obligations, as reflected in our consolidated financial statements at December 31, 2002, included:

•	post retirement medical and life insurance ($83.4 million);

•	coal workers’ black lung benefits ($62.9 million);

•	workers’ compensation ($37.4 million); and

•	long-term disability ($8.9 million).

These obligations have been estimated based on assumptions, which are described in the notes to our consolidated financial statements. However, if our assumptions are inaccurate, we could be required to expend greater amounts than anticipated. These obligations are not funded. In addition, several states in which we operate consider changes in workers’ compensation laws from time to time. Such changes, if enacted, could adversely affect us.

On June 14, 2003, the West Virginia legislature passed a workers’ compensation bill that was sponsored by the employer community to address growing issues surrounding the solvency of the state’s workers’ compensation program. The legislation is designed to improve practices within the Workers’ Compensation system by restructuring the Workers’ Compensation Division and limiting and tightening benefit payments. The legislation also authorizes additional funding to address solvency concerns. The legislature approved technical amendments to the workers’ compensation bill on June 30, 2003 and the governor approved the bill on July 17, 2003. This legislation should help to stabilize the workers’ compensation program and reduce costs for both self-insured employers and subscribing employers. However, it is difficult to predict the actual impact the legislation will have on either future costs or premiums.

Union-represented labor creates an increased risk of work stoppages and higher labor costs.

Seven of our coal processing plants and one of our smaller surface mines have a workforce that is represented by the United Mine Workers of America. While less than 5% of our total workforce at December 31, 2002 was represented by the United Mine Workers of America, these seven processing plants handled approximately 35% of our coal production in fiscal 2002. There could be an increased risk of strikes and other related work actions, in addition to higher labor costs, associated with these operations. We have also experienced some union organizing campaigns at some of our open shop facilities within the past five years. If some or all of our current open shop operations were to become union represented, we could incur additional risk of work stoppages and higher labor costs. Increased labor costs or work stoppages could adversely affect the stability of production and reduce our revenues.

A shortage of skilled labor in the Central Appalachian region could pose a risk to achieving high labor productivity and competitive costs.

Coal mining continues to be a labor-intensive industry. In 2001, a shortage of trained coal miners developed in the Central Appalachian region causing us to hire a large number of mine workers with less experience than our existing workforce. While we did not experience this shortage in 2002, if another shortage of skilled labor were to arise, our productivity could decrease and our costs could increase. Such a lack of skilled miners could have an adverse impact on our labor productivity and cost and our ability to expand production in the event there is an increase in the demand for coal.

Deregulation of the electric utility industry could lead to efforts to reduce coal prices.

Deregulation of the electric utility industry, when implemented, will enable industrial, commercial and residential customers to shop for the lowest cost supply of electricity. This fundamental change in the power industry may result in efforts to reduce coal prices.

We are subject to being adversely affected by the potential inability to renew or obtain surety bonds.

Federal and state laws require bonds to secure our obligations to reclaim lands used for mining, to pay federal and state workers’ compensation, and to satisfy other miscellaneous obligations. These bonds are typically renewable annually. Surety bond issuers and holders may not continue to renew the bonds or may demand additional collateral upon those renewals. Our failure to maintain, or inability to acquire, surety bonds that are required by state and federal law would have a material adverse effect on us. That failure could result from a variety of factors including:

•	lack of availability, higher expense or unfavorable market terms of new bonds;

•	restrictions on availability of collateral for current and future third-party surety bond issuers under the terms of the notes, our senior notes or our revolving credit facilities; and

•	the exercise by third-party surety bond issuers of their right to refuse to renew the surety.

Risks Related to the Notes and our Common Stock

Because the notes rank below our senior secured debt, you may not receive full payment on your notes.

In the event of a default or our liquidation, before paying principal and interest on the notes, we must first make payments on our existing and future senior secured debt, including all outstanding amounts under our new credit facilities. As of March 31, 2003, after giving effect to the offering of the notes, we had approximately $136.2 million of senior secured indebtedness.

A.T. Massey is the borrower under our new credit facilities. Our new credit facilities are guaranteed by us and are secured by substantially all of our assets. If we are unable to repay amounts on our secured debt, the lenders could proceed against the collateral securing the debt and we may not have enough assets left to pay you. In addition, the credit facilities restrict dividends to us from our subsidiaries and prohibit us from receiving distributions to pay the notes, or from purchasing, redeeming or otherwise acquiring the notes if a default exists under our secured credit facilities. For further information about our refinancing activities, see “Refinancing” on page 24.

The notes are not secured by any of our assets. If we become insolvent or are liquidated, or if our debt under our credit facilities is accelerated as a result of a cross-default provision in our outstanding debt or otherwise, the lenders under such facilities would be entitled to exercise the remedies available to secured lenders under applicable law. Our bank lenders would have a claim on substantially all of our assets. Accordingly, there may be no assets remaining for you, or any remaining assets may be insufficient to pay you in full.

The guarantee may not be enforceable because of fraudulent conveyance laws.

The obligation of A.T. Massey, as the guarantor of the notes, may be subject to challenge under state, federal or foreign fraudulent conveyance or transfer laws. Under state and federal laws, if a court, in a lawsuit by an unpaid creditor or representative of creditors of A.T. Massey, such as a trustee in bankruptcy or A.T. Massey in its capacity as debtor-in-possession, were to find that, at the time such obligation was incurred, A.T. Massey, among other things:

•	did not receive fair consideration or reasonably equivalent value therefore; and

•	either

•	was insolvent;

•	was rendered insolvent;

•	was engaged in a business or transaction for which its assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay as such debts matured;

a court could void A.T. Massey’s obligation under its guarantee, and direct the return of any payment made under the guarantee to A.T. Massey or to a fund for the benefit of its creditors.

Moreover, regardless of the factors identified above, such court could void A.T. Massey’s obligation, and direct such repayment, if it found that the obligation was incurred with the intent to hinder, delay, or defraud A.T. Massey’s creditors. In that event, the holder of the notes would not have the benefit of A.T. Massey’s guarantee and would have to look for payment solely from us.

The measure of insolvency for purposes of the above will vary depending upon the law of the jurisdiction being applied. Generally, however, an entity would be considered insolvent:

•	if the sum of its debts is greater than the fair value of all of its property;

•	if the present fair salable value of its assets is less than the amount that will be required to pay its probable liability on its existing debts as they become absolute and mature; or

•	if it could not pay its debts as they become due.

If the guarantee is released, the notes will be our obligations exclusively and our ability to service the notes will depend upon us receiving distributions or similar payments from A. T. Massey through which we conduct all of our operations.

Generally, creditors of A.T. Massey will have claims to its assets and earnings that are superior to the claims of our creditors, except to the extent the claims of our creditors are guaranteed by A.T. Massey. In addition to the guarantee provided by A.T. Massey on the notes, A.T. Massey also guarantees our $283 million aggregate principal amount of 6.95% Senior Notes due 2007. In addition, A.T. Massey is the borrower under our new credit facilities. The new credit facilities restrict dividends to us from our subsidiaries and prohibit us from receiving distributions to pay the notes if a default exists under our secured credit facilities. The indenture governing the notes and the indenture governing the 6.95% Senior Notes provide for the release of the guarantee of the notes and the 6.95% Senior Notes by A.T. Massey in certain circumstances, including if A.T. Massey is no longer the primary obligor under or a guarantor of our existing or future revolving credit facilities or other long-term debt. Because all of our operations are conducted through A.T. Massey, our cash flow and therefore our ability to service debt, including the notes, primarily would depend upon the earnings of A.T. Massey and the distribution of those earnings or upon loans or other payments of funds by A.T. Massey, to us. A.T. Massey is a separate and distinct legal entity and has no obligation to pay any amounts due pursuant to the notes or to make any funds available to us to repay our obligations, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to us by A.T. Massey may be subject to statutory or contractual restrictions other than those in our credit facilities and will be contingent upon the earnings of A.T. Massey and subject to various business considerations.

We may not have the ability to raise the funds necessary to purchase the notes upon a Fundamental Change or other Purchase Date, as required by the indenture governing the notes.

On May 20, 2009, holders of the notes may require us to purchase their notes for cash. In addition, holders of the notes also may require us to purchase their notes upon a Fundamental Change as described under “Description of the Notes—Fundamental Change Requires Purchase of the Notes by Us at the Option of the Holder.” A Fundamental Change also may constitute an event of default, and result in the acceleration of the maturity of our then existing indebtedness, under another indenture or other agreement. We cannot assure you that we would have sufficient financial resources, or would be able to arrange financing, to pay the purchase price for the notes tendered by holders. Failure by us to purchase the notes when required will result in an event of default with respect to the notes.

The trading prices for the notes will be directly affected by the trading prices of our common stock.

The trading prices of the notes in the secondary market will be directly affected by the trading prices of our common stock, our ratings with major credit rating agencies, the prevailing interest rates being paid by companies similar to us, and the overall condition of the financial and credit markets. It is impossible to predict the price of our common stock, the prevailing interest rates or the condition of the financial and credit markets. Trading prices of our common stock will be influenced by our operating results and prospects and by economic, financial and other factors. In addition, general market conditions, including the level of, and fluctuations in, the trading prices of stocks generally, and sales of substantial amounts of common stock by us in the market after the offering of the notes, or the perception that such sales could occur, could affect the price of our common stock. Credit rating agencies continually revise their ratings for companies that they follow, including us. Any ratings downgrade could adversely affect the trading price of the notes or the trading market for the notes to the extent a trading market for the notes develops. The condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Fluctuations in interest rates may give rise to arbitrage opportunities based upon changes in the relative value of our common stock. Any trading by arbitrageurs could, in turn, affect the trading prices of the notes.

If you hold notes, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.

If you hold notes, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you will be subject to all changes affecting the common stock. You will only be entitled to rights on the common stock if and when we deliver shares of common stock to you in exchange for your notes and in limited cases under the anti-dilution adjustments of the notes. For example, in the event that an amendment is proposed to our restated certificate of incorporation or bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of the common stock, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

We may issue additional shares of common stock and thereby materially and adversely affect the price of our common stock.

We are not restricted from issuing additional common stock during the life of the notes and have no obligation to consider your interests for any reason. If we issue additional shares of common stock, it may materially and adversely affect the price of our common stock and, in turn, the price of the notes.

There is no established trading market for the notes and no guarantee that a market will develop or that you will be able to sell your notes.

The notes sold using this prospectus will not be eligible for trading in the Private Offerings, Resales and Trading through Automatic Linkages Market, commonly referred to as the Portal Market, and we have not listed, and do not intend to list, the notes on any securities exchange or automated quotation system. Future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rates, our operating results and the market for similar securities. Generally, the liquidity of, and trading market for, the notes may also be materially and adversely affected by declines in the market for similar debt securities. Such a decline may materially and adversely affect such liquidity and trading independent of our financial performance and prospects. At the time of the closing of the private placement of the notes by us, the initial purchasers advised us that they intended to make a market in the notes. However, the initial purchasers are not obligated to do so and any market-making activity may be discontinued at any time without notice. There can be no assurance that a market for the notes will develop.

Our charter documents and Delaware law may make it harder for others to obtain control of us even though some stockholders might consider such a development favorable, which may adversely affect our stock price.

Our charter documents and Delaware law may delay, inhibit or prevent someone from gaining control of us through a tender offer, business combination, proxy contest or some other method and for you to receive any takeover premium for our common stock even if some of our stockholders might believe a change in control is desirable. See “Description of Our Common Stock—Anti-Takeover Provisions of Our Restated Certificate of Incorporation and Bylaws and Delaware Law.”

FORWARD-LOOKING STATEMENTS

We make certain comments and disclosures in this prospectus which may be forward-looking in nature. Examples include statements related to our growth, the adequacy of funds to service debt and our opinions about trends and factors that may impact future operating results. These forward-looking statements could also involve, among other things, statements regarding our intent, belief or expectation with respect to:

•	our liquidity, results of operations and financial condition;

•	the consummation of financing, acquisition or disposition transactions and the effect thereof on our business;

•	governmental policies and regulatory actions;

•	legal and administrative proceedings, settlements, investigations and claims;

•	weather conditions or catastrophic weather-related damage;

•	our production capabilities;

•	market demand for coal, electricity and steel;

•	competition;

•	our relationships with, and other conditions affecting, our customers;

•	employee workforce factors;

•	our assumptions concerning economically recoverable coal reserve estimates;

•	future economic or capital market conditions; and

•	our plans and objectives for future operations and expansion or consolidation.

Any forward-looking statements are subject to the risks, uncertainties and assumptions that could cause actual results of operations, financial condition, or liquidity to differ materially from those expressed or implied in such forward-looking statements. These assumptions would be based on facts and conditions as they exist at the time such statements are made as well as predictions as to future facts and conditions, the accurate prediction of which may be difficult and involve the assessment of events beyond our control.

We wish to caution readers that forward-looking statements, including disclosures using words such as we “believe,” “anticipate,” “expect,” “estimate” and similar statements, are subject to certain risks and uncertainties, which could cause actual results to differ materially from expectations. Any forward-looking statements should be considered in context with the various disclosures made by us about our businesses, including without limitation the risk factors more specifically described under “Risk Factors.”

USE OF PROCEEDS

We will not receive any of the proceeds of sales of any of the securities covered by this prospectus by the selling securityholders. See “Selling Securityholders” for a list of those entities receiving proceeds from the sale of notes.

PRICE RANGE OF COMMON STOCK; DIVIDENDS

Our common stock trades on the New York Stock Exchange, or NYSE, under the symbol “MEE.” The following table sets forth on a per share basis the high and low intra-day prices on the NYSE, based upon published financial sources for our common stock and the dividends declared on each share of common stock for the periods indicated.

For a more detailed discussion of our common stock, see “Description of Our Common Stock.”

	Common Stock Price
	High	Low	Dividend
Fiscal Year 2001
Quarter ended January 31, 2001(1)	$18.10	$9.94	$0.08
Quarter ended April 30, 2001	28.23	17.20	0.04
Quarter ended July 31, 2001	22.95	15.66	0.04
Quarter ended October 31, 2001	20.56	12.25	0.04
Fiscal Year 2002(2)
Transition Period ended December 31, 2001	20.73	15.53	—
Quarter ended March 31, 2002	22.41	13.45	0.04
Quarter ended June 30, 2002	18.70	12.26	0.04
Quarter ended September 30, 2002	12.78	5.15	0.04
Quarter ended December 31, 2002	10.80	4.55	0.04
Fiscal Year 2003
Quarter ended March 31, 2003	10.85	7.30	0.04
Quarter ended June 30, 2003	15.05	9.15	0.04
Quarter ending September 30, 2003 (through August 1, 2003)	13.50	11.15	—

(1)	Due to the timing of the spin-off, in December 2000, we declared a first quarter dividend of $0.04 per share, payable in January 2001. Additionally, in January 2001, we declared a second quarter dividend of $0.04 per share, payable in April 2001.
(2)	On January 1, 2002, we changed our fiscal year end from October 31 to December 31. We did not declare a dividend during the transition period from October 31, 2001 to December 31, 2001.

The reported last sale price of our common stock on August 1, 2003 on the NYSE was $11.31 per share. As of June 30, 2003, there were 9,769 holders of record of our common stock and 75,315,148 shares of common stock outstanding.

Our current dividend policy anticipates the payment of quarterly dividends in the future. We are restricted by our credit facilities from declaring and paying cash dividends in excess of $0.16 per share (prior to giving effect to any stock split after July 2, 2003) in any fiscal year. There are no other restrictions, other than those set forth under Delaware law, our state of incorporation, on our ability to declare and pay dividends. The declaration and payment of dividends to holders of our common stock will be at the discretion of our board of directors and will be dependent upon our future earnings, financial condition, and capital requirements as well as the terms of our financing agreements.

CAPITALIZATION

The following table sets forth our short-term debt and capitalization as of March 31, 2003 on an actual basis and on an as adjusted basis reflecting the issuance of the notes and the application of the net proceeds from the offering of the notes.

The information set forth below should be read in conjunction with “Selected Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Use of Proceeds” included elsewhere in this prospectus and our consolidated financial statements and related notes incorporated by reference in this prospectus.

	As of March 31, 2003
	Actual	As Adjusted
	($ in millions)
Short-term debt
Revolving credit facilities	$263.7	$136.2

Total short-term debt	$263.7	$136.2

Long-term debt
6.95% Senior Notes due 2007	$283.0	$283.0
Accounts receivable based financing program	42.2	42.2
4.75% Convertible Senior Notes due 2023	—	132.0

Total long-term debt	325.2	457.2

Shareholders’ equity
Capital stock
Preferred stock, no par value, 20,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.625 par value, 150,000,000 authorized, 75,319,645 issued and outstanding	47.1	47.1
Additional capital	21.6	21.6
Retained earnings	725.4	725.4
Unamortized executive stock plan expense	(5.9)	(5.9)

Total shareholders’ equity	788.2	788.2

Total capitalization	$1,377.1	$1,381.6

REFINANCING

Our prior $400 million revolving credit facilities that we entered into on November 26, 2002, were to expire on November 25, 2003. On May 29, 2003, we issued the $132 million of notes covered by this prospectus in a private placement. The private placement of the notes was the first step in our initiative to refinance our prior revolving credit facilities, as the proceeds were used to repay outstanding borrowings, which permanently reduced our commitments, in a like amount, under those facilities.

On July 2, 2003, we completed the refinancing of our prior revolving credit facilities. A.T. Massey executed a $355 million secured financing package consisting of a $105 million revolving credit facility and a $250 million term loan. The new revolving credit facility includes a $55 million sublimit for the issuance of letters of credit. We and A.T. Massey’s direct and indirect subsidiaries have guaranteed these new credit facilities. The revolver expires on January 1, 2007 and the term loan expires on July 2, 2008, with an early maturity of January 1, 2007 if our $283 million of 6.95% Senior Notes have not been refinanced by that date.

A portion of the proceeds from the sale of the notes, $127.5 million (net of expenses), and the $250 million from the term loan were used to repay all outstanding amounts under the prior revolving credit facilities and under our accounts receivable securitization program. Of the remaining proceeds, $100 million was placed in restricted, interest bearing accounts (“Restricted Cash”) to collateralize current and future surety bonds and letters of credit issued outside our credit facility. No drawings were made under the revolving credit facility and no letters of credit were issued under the sublimit.

The financing package provides the lenders with collateral for borrowings under the new facilities, including all capital stock of our subsidiaries and substantially all of our assets, now owned or at any time hereafter acquired by us, excluding among other things, Restricted Cash to the extent it collateralizes surety bonds and letters of credit issued outside of the new credit facilities, the value of properties that might exceed the lien sharing threshold established in the indentures related to the notes and the 6.95% Senior Notes, and certain other assets associated with our accounts receivable securitization program. Borrowings under these facilities bear interest based on either (1) the Eurodollar Base Rate or (2) the Base Rate (both as defined in the new credit facility agreement) plus a margin, which for the revolving credit facility is based on our leverage ratio, as defined in the financial covenants requirement of the facilities agreement, and for the term loan is equal to 3.50% for the Eurodollar Base Rate and 2.50% for the Base Rate. The initial borrowings under the term loan were under the Base Rate.

The new credit facilities contain financial covenants requiring that we meet certain financial tests. Our failure to comply with these covenants could result in an event of default, which, if not cured or waived, could have a material adverse effect on our company. The financial covenants consist of a maximum leverage ratio, a maximum secured leverage ratio, a minimum interest coverage ratio and a limitation on capital expenditures. The leverage ratio requires that we not permit the ratio of total financial covenant debt (as defined in the new credit facility agreement) at the end of any quarter to consolidated EBITDA (as defined in the credit facility agreement) for the four quarters then ended to exceed a specific amount. The secured leverage ratio requires that we not permit the ratio of total secured financial covenant debt (as defined in the new credit facility agreement) at the end of any quarter to consolidated EBITDA for the four quarters then ended to exceed a specific amount. The interest coverage ratio requires that we not permit the ratio of our consolidated EBITDA to interest expense for the four quarters then ended to be less than a specified amount. The capital expenditures covenant limits capital expenditures to a specified amount during each fiscal year. In the event we violate any of the financial covenants and do not affect a timely cure or receive a waiver from the lenders under our credit facilities, the credit facilities provide that the administrative agent under such facilities shall, if requested by holders of at least 50% of the aggregate amount of the revolver and 50% of the aggregate amount of the term loan, terminate the credit facilities and declare the loans immediately due and payable.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table presents our selected consolidated financial and operating data for, and as of the end of, each of the periods indicated. The selected consolidated financial data for, and as of the end of, each of the years ended December 31, 2002 and October 31, 2001, 2000, 1999 and 1998, and the two months ended December 31, 2001, are derived from our audited consolidated financial statements. The selected consolidated financial data for, and as of the end of, the three months ended March 31, 2003 and 2002, are derived from our unaudited consolidated financial statements, and in the opinion of management include all adjustments, consisting only of normal recurring accruals, that are necessary for a fair presentation of our financial position and operating results for these periods. The selected consolidated financial and operating data are not necessarily indicative of the results that may be expected for the entire year. The selected consolidated financial and operating data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included or incorporated by reference in this prospectus.

Effective January 1, 2002, we changed our fiscal year end from October 31 to December 31 to enhance the financial community’s ability to analyze and compare our company to others within the coal industry. As a requirement of this change, we reported results for November and December 2001 as a separate transition period, with the results for the corresponding period of 2000 presented for comparative purposes. Certain amounts have been reclassified to conform with the 2003 presentation.

	Three Months Ended		Year Ended					Two Months Ended
	March 31,		December 31,	Year Ended October 31,				December 31,
	2003	2002	2002	2001	2000(1)	1999	1998	2001
	(in millions, except ratios, per share amounts and operating data)
Produced coal revenue	$303.0	$323.5	$1,318.9	$1,203.3	$1,081.0	$1,076.1	$1,121.1	$204.8
Freight and handling revenue	24.0	26.0	112.0	129.9	131.3	106.2	130.7	18.9
Purchased coal revenue	27.0	23.2	117.1	49.5	39.6	41.4	6.0	17.0
Other revenue	20.0	19.9	78.8	49.2	60.8	39.3	34.6	5.7
Senior notes repurchase income	0.6	—	3.3	—	—	—	—	—

Total revenue	374.6	392.6	1,630.1	1,431.9	1,312.7	1,263.0	1,292.4	246.4

Cost of produced coal revenue	272.7	287.1	1,166.2	1,024.7	833.9	773.1	807.0	190.0
Freight and handling costs	24.0	26.0	112.0	129.9	131.3	106.2	130.7	18.9
Cost of purchased coal revenue	27.6	24.7	119.6	47.1	38.9	41.2	5.5	16.1
Depreciation, depletion and amortization applicable to:
Cost of produced coal revenue	45.9	46.4	203.9	177.4	169.5	165.8	148.8	30.3
Selling, general and administrative	1.2	0.5	3.8	3.9	1.8	1.8	1.7	0.9
Selling, general and administrative	9.7	8.4	40.1	31.7	35.3	32.7	27.5	7.5
Other expenses	3.3	3.1	11.2	7.7	5.5	4.3	1.1	1.9

Total costs and expenses	384.4	396.2	1,656.8	1,422.4	1,216.2	1,125.1	1,122.3	265.6

(Loss) Income from operations	(9.8)	(3.6)	(26.7)	9.5	96.5	137.9	170.1	(19.2)
Interest income	1.2	1.0	4.5	8.8	25.7	14.4	16.1	1.0
Interest expense	(9.2)	(7.8)	(35.3)	(34.2)	(0.4)	(0.8)	(0.5)	(5.3)

(Loss) Income before taxes	(17.8)	(10.4)	(57.5)	(15.9)	121.8	151.5	185.7	(23.5)
Income tax (benefit) expense	(8.2)	(6.2)	(24.9)	(10.5)	43.3	49.0	57.4	(8.7)

(Loss) Income before cumulative effect of accounting change	(9.6)	(4.2)	(32.6)	(5.4)	78.5	102.5	128.3	(14.8)
Cumulative effect of accounting change, net of tax of $5.0 million	(7.9)	—	—	—	—	—	—	—

Net (loss) income	$(17.5)	$(4.2)	$(32.6)	$(5.4)	$78.5	$102.5	$128.3	$(14.8)

(Loss) Income per share (basic and diluted):
(Loss) Income before cumulative effect of accounting change	$(0.13)	$(0.06)	$(0.44)	$(0.07)	$1.07	$1.40	$1.75	$(0.20)
Net (loss) income per share	$(0.23)	$(0.06)	$(0.44)	$(0.07)	$1.07	$1.40	$1.75	$(0.20)
Cash Flow Statement Data:
Net cash (used) provided by operating activities	$(32.9)	$21.7	$122.5	$172.8	$153.7	$235.7	$285.5	$19.4
Net cash used in investing activities	(13.0)	(44.3)	(122.0)	(212.6)	(172.8)	(222.8)	(282.3)	(37.3)
Net cash provided (used) by financing activities	47.5	35.0	(3.3)	38.6	18.0	(8.5)	(3.1)	17.7

	Three Months Ended		Year Ended					Two Months Ended
	March 31,		December 31,	Year Ended October 31,				December 31,
	2003	2002	2002	2001	2000(1)	1999	1998	2001
	(in millions, except ratios, per share amounts and operating data)
Other Financial Data:
EBITDA(2):
Net (loss) income	$(17.5)	$(4.2)	$(32.6)	$(5.4)	$78.5	$102.5	$128.3	$(14.8)
Cumulative effect of accounting change, net	7.9	—	—	—	—	—	—	—

(Loss) Income before cumulative effect of accounting change, net	(9.6)	(4.2)	(32.6)	(5.4)	78.5	102.5	128.3	(14.8)
Income tax (benefit) expense	(8.2)	(6.2)	(24.9)	(10.5)	43.3	49.0	57.4	(8.7)
Interest expense (income), net	8.0	6.8	30.8	25.4	(25.3)	(13.6)	(15.6)	4.3

(Loss) Income from operations	(9.8)	(3.6)	(26.7)	9.5	96.5	137.9	170.1	(19.2)
Depreciation, depletion and amortization	47.1	46.9	207.7	181.3	171.3	167.6	150.5	31.2

EBITDA	$37.3	$43.3	$181.0	$190.8	$267.8	$305.5	$320.6	$12.0

Capital expenditures	$17.3	$46.1	$135.1	$247.5	$204.8	$230.0	$307.9	$37.7
Ratio of earnings to fixed charges(3)	(3)	(3)	(3)	(3)	13.6x	19.7x	54.5x	(3)
Operating Data:
Tons sold	9.9	10.5	42.1	43.7	40.2	37.9	37.6	7.0
Tons produced	10.4	11.8	43.9	45.1	41.5	38.4	38.0	7.0
Total costs and expenses per ton sold	$39.01	$37.71	$39.33	$32.52	$30.22	$29.71	$29.85	$38.08
Average cash cost per ton sold(4)	$28.66	$28.13	$28.64	$24.15	$21.60	$21.28	$22.19	$28.33
Produced coal revenue per ton sold	$30.74	$30.80	$31.30	$27.51	$26.86	$28.40	$29.83	$29.36
Total coal reserves(5)	—	—	2,206	2,272	2,048	2,223	1,942	—
Number of employees	4,313	4,671	4,552	5,004	3,610	3,190	3,094	5,040

	As of March 31,	As of December 31,	As of October 31,				As of December 31,
	2003	2002	2001	2000	1999	1998	2001
	(in millions)
Consolidated Balance Sheet Data:
Working capital (deficit)	$10.1	$(63.4)	$(84.7)	$164.8	$72.5	$33.7	$(93.3)
Total assets	2,182.0	2,241.4	2,271.1	2,183.8	2,008.6	1,866.6	2,272.0
Short-term debt	263.7	264.0	248.2	—	—	—	263.1
Long-term debt	325.2	286.0	300.0	—	—	—	300.0
Shareholders’ equity	788.2	808.2	860.6	1,372.5	1,275.6	1,181.2	849.5

(1)	On November 30, 2000, Fluor Corporation, or “Fluor,” completed a reverse spin-off, which divided it into the spun-off corporation, “new” Fluor Corporation and Fluor, subsequently renamed Massey Energy Company, which retained Fluor’s coal-related businesses conducted by A.T. Massey. Further discussion of the spin-off may be found in the notes to our consolidated financial statements, which are incorporated by reference in this prospectus. As New Fluor is the accounting successor to Fluor Corporation, Massey Energy’s equity structure was impacted as a result of the spin-off. We retained $300 million of 6.95% Senior Notes, $278.5 million of Fluor commercial paper, other equity contributions from Fluor, and assumed Fluor’s common stock equity structure. Therefore, the selected consolidated financial and operating data for years prior to 2001 are not necessarily indicative of our results of operations, financial position and cash flows in the future or had we operated as a separate independent company during the periods prior to November 30, 2000.
(2)	EBITDA is defined as net income (loss) before deducting the cumulative effect of accounting changes, net, income taxes, interest, depreciation, depletion and amortization. Although EBITDA is not a measure of performance calculated in accordance with generally accepted accounting principles, our management believes that it is useful to an investor in evaluating Massey Energy because it is widely used in the coal industry as a measure to evaluate a company’s operating performance before debt expense and its cash flow. EBITDA does not purport to represent operating income, net income and cash generated by operating activities and should not be considered in isolation or as a substitute for measures of performance in accordance with generally accepted accounting principles. In addition, because EBITDA is not calculated identically by all companies, the presentation here may not be comparable to other similarly titled measures of other companies.

(3)	For purposes of computing the ratio of earnings to fixed charges, “earnings” consist of income from operations before income taxes plus fixed charges. “Fixed charges” consist of interest and debt expense, capitalized interest and a portion of rent expense we believe to be representative of interest. Earnings for the three-months ended March 31, 2003 and March 31, 2002, for the years ended December 31, 2002 and October 31, 2001 and for the two months ended December 31, 2001, were inadequate to cover fixed charges, with a deficiency of $17.8 million, $10.4 million, $57.9 million, $15.9 million and $23.5 million, respectively.
(4)	“Average cash cost per ton” is calculated as the sum of cost of produced coal revenue and selling, general and administrative expense (excluding depreciation, depletion and amortization applicable to both cost of produced coal revenue and selling, general and administrative expense), divided by total produced tons sold. Although average cash cost per ton is not a measure of performance calculated in accordance with generally accepted accounting principles, our management believes that it is useful to an investor in evaluating Massey Energy because it is widely used in the coal industry as a measure to evaluate a company’s control over its cash costs. Average cash cost per ton should not be considered in isolation or as a substitute for measures of performance in accordance with generally accepted accounting principles. In addition, because Average cash cost per ton is not calculated identically by all companies, the presentation here may not be comparable to other similarly titled measures of other companies. The table below reconciles the most directly comparable generally accepted accounting principle measure of total costs and expenses per ton to average cash cost per ton.

	Three Months Ended				Year Ended										Two Months Ended
	March 31,				December 31,				Year Ended October 31,						December 31,
	2003		2002		2002		2001		2000		1999		1998		2001
	$	Per ton	$	Per ton	$	Per ton	$	Per ton	$	Per ton	$	Per ton	$	Per ton	$	Per ton
	($ in millions, except per ton data)
Total costs and expenses	$384.4	$39.01	$396.2	$37.71	$1,656.8	$39.33	$1,422.4	$32.52	$1,216.2	$30.22	$1,125.1	$29.71	$1,122.3	$29.85	$265.6	$38.08
Less: Freight and handling costs	24.0	2.44	26.0	2.47	112.0	2.66	129.9	2.97	131.3	3.26	106.2	2.80	130.7	3.48	18.9	2.71
Less: Cost of purchased coal revenue	27.6	2.80	24.7	2.35	119.6	2.84	47.1	1.08	38.9	0.97	41.2	1.09	5.5	0.15	16.1	2.31
Less:
Depreciation, depletion and amortization	47.1	4.78	46.9	4.46	207.7	4.93	181.3	4.14	171.3	4.25	167.6	4.42	150.5	4.00	31.2	4.47
Less: Other expense	3.3	0.33	3.1	0.30	11.2	0.26	7.7	0.18	5.5	0.14	4.3	0.12	1.1	0.03	1.9	0.26

Average cash cost	$282.4	$28.66	$295.5	$28.13	$1,206.3	$28.64	$1,056.4	$24.15	$869.2	$21.60	$805.8	$21.28	$834.5	$22.19	$197.5	$28.33

(5) Represents proven and probable reserves at fiscal year end. Reserves are measured at fiscal year end only.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

You should read the following discussion and analysis together with our consolidated financial statements and related notes incorporated by reference in this prospectus.

Effective January 1, 2002, we changed our fiscal year end from October 31 to December 31 to enhance the financial community’s ability to analyze and compare our company to others within the coal industry. Certain amounts have been reclassified to conform with the 2003 presentation.

Results of Operations

Three Months Ended March 31, 2003 Compared with Three Months Ended March 31, 2002

For the three months ended March 31, 2003, produced coal revenue decreased 6% to $303.0 million compared with $323.5 million for the three months ended March 31, 2002. Two factors that impacted produced coal revenue for the first quarter of 2003 compared to the first quarter of 2002 were:

•	the volume of produced tons sold decreased 6% from 10.5 million tons to 9.9 million tons, attributable to a reduction in utility and metallurgical tons sold of 7% and 4%, respectively; and

•	the average per ton sales price for produced coal decreased slightly from $30.80 to $30.74 per ton consisting of decreases of 10% and 2% in the prices for industrial and metallurgical coal, respectively, offset by a 2% increase in the price for utility coal.

The volume of produced tons sold decreased as severe winter weather disrupted operations and shipping at some of our surface mines and reduced productivity at three of our longwall mines due to panel moves during the quarter.

Freight and handling revenue decreased $2.0 million, or 8%, to $24.0 million for the first quarter of 2003 compared with $26.0 million for the first quarter of 2002, on lower shipped volume.

Purchased coal revenue increased $3.8 million, or 16%, to $27.0 million for the first quarter of 2003 from $23.2 million for the first quarter of 2002, due to an increase in spot prices for coal, as well as an increase in purchased tons sold. We purchase varying amounts of coal each quarter to supplement produced coal sales.

Other revenue, which consists of royalties, rentals, coal handling facility fees, gas well revenues, synfuel earnings, gains on the sale of non-strategic assets, contract buyout payments, and miscellaneous income, increased to $20.0 million for the first quarter of 2003 from $19.9 million for the first quarter of 2002. The increase was primarily due to increased earnings related to the operations of Appalachian Synfuel, LLC, in 2003, offset by a decrease in contract buyout payments from 2002.

Cost of produced coal revenue decreased approximately 5% to $272.7 million for the first quarter of 2003 from $287.1 million for the first quarter of 2002. Cost of produced coal revenue on a per ton of coal sold basis increased 1% in the first quarter of 2003 compared with the first quarter of 2002. This increase was due to lower productivity at several of our longwall and surface mining operations due to the move of three of our longwalls, the severe winter weather in 2003, and higher wage and benefit levels. Tons produced in the first quarter of 2003 were 10.4 million compared to 11.8 million in the first quarter of 2002.

Freight and handling costs decreased $2.0 million, or 8%, to $24.0 million for the first quarter of 2003 compared with $26.0 million for the first quarter of 2002, on lower shipped volume.

Cost of purchased coal revenue increased $2.9 million to $27.6 million for the first quarter of 2003 from $24.7 million for the first quarter of 2002, due to an increase in purchased tons sold. We purchase varying amounts of coal each quarter to supplement produced coal sales.

Depreciation, depletion and amortization increased by 0.4% to $47.1 million in the first quarter of 2003 compared to $46.9 million for the first quarter of 2002.

Selling, general and administrative expenses were $9.7 million for the first quarter of 2003 compared to $8.4 million for the first quarter of 2002. The increase was primarily attributable to a reduction in bad debt reserves in 2002 for a receivable from a large bankrupt customer, Wheeling Pittsburgh Steel, totaling $2.5 million on a pre-tax basis.

Other expense, which consists of costs associated with the generation of other revenue, such as costs to operate the coal handling facilities, gas wells, and other miscellaneous expenses, remained virtually unchanged from the first quarter 2002 to the first quarter 2003, as the associated revenues remained constant.

Interest expense increased to $9.2 million for the first quarter of 2003 compared with $7.8 million for the first quarter of 2002. The higher interest expense was primarily due to the increase in the weighted average interest rate for the combined variable rate credit facility and receivables-based borrowings to 3.73% at March 31, 2003 from the 2.56% interest rate available in the commercial paper markets at March 31, 2002.

Income tax benefit was $8.2 million for the first quarter of 2003 compared with $6.2 million for the first quarter of 2002. The first quarter of 2002 included a refund for the settlement of a state tax dispute in the amount of $2.4 million, net of federal tax.

Cumulative effect of accounting change was a charge of $7.9 million, net of tax of $5.0 million for the first quarter of 2003 related to the adoption of Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (“Statement 143”), as required, effective January 1, 2003. As a result of adoption of Statement 143, we recognized a decrease in total reclamation liability of $13.1 million and a decrease in net deferred tax liability of $5.0 million. We capitalized asset retirement costs by increasing the carrying amount of the related long lived assets recorded in property, plant and equipment, net of the associated accumulated depreciation, by $22.7 million. Additionally, we recognized a decrease in mining properties and mineral rights, net of accumulated depletion, of $48.7 million related to amounts recorded in previous asset purchase transactions from assumption of pre-acquisition reclamation liability. See “—Critical Accounting Estimates and Assumptions—Reclamation and Mine Closure Obligations” below, and Note 3 of the notes to our condensed consolidated financial statements incorporated by reference in the prospectus for further information.

Fiscal Year Ended December 31, 2002 Compared with Fiscal Year Ended October 31, 2001

Produced coal revenue for the year ended December 31, 2002, increased 10% to $1,318.9 million compared with $1,203.3 million for the year ended October 31, 2001. Two factors that impacted produced coal revenue for 2002 compared to 2001 were:

•	the volume of produced tons sold decreased 4% to 42.1 million tons in 2002 from 43.7 million tons in 2001, attributable to a reduction in metallurgical and industrial tons sold of 18% and 13%, respectively; and

•	the produced coal revenue per ton sold increased 14% to $31.30 per ton in 2002 from $27.51 per ton in 2001, consisting of 17%, 14%, and 13% increases to the prices for utility, metallurgical and industrial coal, respectively.

Realized prices for our produced tonnage sold in 2002 reflected the improvement seen in the market during 2001, as spot market prices of Central Appalachian coal increased to 20-year highs, and we were able to obtain sales commitments at relatively higher prices. However, during 2002 the soft economic environment, weak steel demand and the higher stockpiles built by the utilities due to the unusually mild weather that prevailed in the Eastern United States during the winter of 2001-2002 significantly reduced demand for all grades of coal.

Freight and handling revenue decreased 14% to $112.0 million in 2002 compared with $129.9 million in 2001.

Revenue from purchased coal sales increased $67.6 million, from $49.5 million in 2001 to $117.1 million in 2002. This increase was due to an increase in purchased tons sold, which grew by 2 million tons to 3.3 million in 2002 from 1.3 million in 2001. We purchase varying amounts of coal each year to supplement produced coal.

Other revenue, which consists of royalties, rentals, coal handling facility fees, gas well revenue, synfuel earnings, gains on the sale of non-strategic assets, contract buyout payments, and miscellaneous income, increased to $78.8 million for 2002 from $49.2 million for 2001. The increase was primarily due to 2002 contract buyout payments of $23.5 million from several customers, including $5.1 million from one large customer, as well as increased earnings related to the sale of an interest in, and the operation of, Appalachian Synfuel, LLC. The contract buyout payments in 2002 were a result of several customers negotiating settlement of above market price contracts for 2002 tonnage in lieu of accepting delivery.

Cost of produced coal revenue increased approximately 14% to $1,166.2 million for 2002 from $1,024.7 million for 2001. Cost of produced coal revenue on a per ton of coal sold basis increased by 18% in 2002 compared with 2001. This increase was partially due to a pre-tax charge taken in the second quarter of 2002 in the amount of $25.6 million related to an adverse jury verdict in the West Virginia Harman Mining Corporation lawsuit, as well as a fourth quarter charge of $10.6 million related to an arbitration award in a contract dispute. Additionally, the reduction in tons sold, poor productivity at our longwalls, as well as at some room and pillar and surface mining operations, and higher wage and benefit costs contributed to the increase. During 2001, in response to the market improvement, we increased staffing and benefits costs in order to increase production. However, due to the subsequent market weakness, we reduced total workforce during the first quarter of 2002 by approximately 7% and idled 15 continuous miner sections. Cost of produced coal revenue for 2001 includes pre-tax charges of $7.6 million related to the write-off of longwall panel development costs at the Jerry Fork longwall mine, $6.9 million related to the settlement with the State of West Virginia regarding Worker’s Compensation liabilities incurred by independent contractors, and $2.5 million related to an increase in reserves for a wrongful employee discharge suit. These costs in 2001 were partially offset by a $9.5 million pre-tax refund related to black lung excise taxes paid on coal export sales tonnage. Tons produced in 2002 were 43.9 million compared to 45.1 million in 2001.

Freight and handling costs decreased 14% to $112.0 million in 2002 compared with $129.9 million in 2001.

Costs of purchased coal revenue increased $72.5 million to $119.6 million in 2002 from $47.1 million in 2001. This was due to the 2 million ton increase in purchased tons sold to 3.3 million in 2002 from 1.3 million in 2001, as well as the higher cost per ton paid for the purchased coal.

Depreciation, depletion and amortization increased by approximately 15% to $207.7 million in 2002 compared to $181.3 million for 2001. The increase of $26.4 million was primarily due to a $13.2 million (pre-tax) write-off of mine development costs at certain idled mines in 2002, as well as increased capital expenditures made in recent years in an effort to increase production.

Selling, general and administrative expenses were $40.1 million for 2002 compared to $31.7 million for 2001. The increase was primarily attributable to increases in accruals related to long-term executive compensation programs and costs of legal services, offset by a reduction in bad debt reserves for a receivable from a large bankrupt customer, Wheeling-Pittsburgh Steel Corporation, which totaled $2.5 million (pre-tax) during the first quarter of 2002.

Other expenses, which consists of costs associated with the generation of other revenue, such as costs to operate the coal handling facilities, gas wells, and other miscellaneous expenses, increased $3.5 million to $11.2 million in 2002 from $7.7 million in 2001.

Interest income decreased to $4.5 million for 2002 compared with $8.8 million for 2001. This decrease was due to $3.2 million (pre-tax) of interest income in 2001 for interest due on the black lung excise tax refund.

Interest expense increased to $35.3 million for 2002 compared with $34.2 million for 2001. The higher interest expense was due to interest of $1.2 million (pre-tax) paid in the fourth quarter of 2002 on the judgment in the Virginia Harman Mining Corporation action after the dismissal of the appeal in the third quarter of 2002.

Income tax benefit was $24.9 million for 2002 compared with income tax benefit of $10.5 million for 2001. The 2002 benefit includes a refund for the settlement of a state tax dispute in the amount of $2.4 million, net of federal tax.

Fiscal Year Ended October 31, 2001 Compared with Fiscal Year Ended October 31, 2000

Produced coal revenue increased 11% to $1,203.3 million in 2001 as compared to $1,081.0 million for the previous year. Two factors that impacted produced coal revenue for 2001 compared to 2000 were:

•	the volume of produced tons sold increased by 9% from 40.2 million tons in 2000 to 43.7 million tons in 2001. This increase consisted of a 17% increase in utility tons sold and a 19% increase in industrial tons sold, offset in part by a decrease of 8% in metallurgical tons sold; and

•	the produced coal revenue per ton sold increased by 2% from $26.86 in 2000 to $27.51 in 2001.

The market for utility coal continued to improve during the fiscal year 2001 as spot market prices of Central Appalachian coal increased to 20-year highs. Unfortunately, most of our tonnage sold in 2001 was committed prior to the upturn in the market.

Freight and handling revenue decreased $1.4 million to $129.9 million in 2001 compared with $131.3 million in 2000.

Revenue from purchased coal sales increased 25% to $49.5 million in 2001 from $39.6 million in 2000, due to an increase in spot prices for coal, as purchased tons sold were 1.3 million in 2001 and 2000. We purchase varying amounts of coal each year to supplement produced coal.

Other revenue, which consists of royalties, rentals, miscellaneous income and gains on the sale of non-strategic assets, decreased 19% to $49.2 million for 2001 compared with $60.8 million for 2000. The decrease was primarily due to a decrease in income from dispositions of non-strategic mineral reserves, which generated $26.5 million in 2000 compared to $1.1 million in 2001. As part of our management of coal reserves, we regularly sell non-strategic reserves or exchange them for reserves located in more synergistic locations. In 2000, we sold certain non-strategic coal reserves (“Scarlet/Duncan Fork reserves”) with a net book value of $1.9 million. We received $32 million in consideration in the form of cash. A gain of $26.5 million was recognized in 2000, as $3.6 million was deferred due to a leaseback option of a portion of the reserves sold. In 1999, we sold certain non-strategic coal reserves (“Dials Branch reserves”) with a net book value of $1.8 million. We received consideration in the amount of $10.7 million. The consideration was comprised of a note receivable in the amount of $11.0 million for guaranteed deferred royalty payments through 2008, less $0.3 million of assumed liabilities. The Dials Branch reserves sale resulted in a gain of $8.9 million being recognized in 1999. We recognized an additional $1.3 million of gains in 1999 from several smaller asset sales.

Cost of produced coal revenue increased 23% to $1,024.7 million for 2001 from $833.9 million in 2000. This was partially due to the increase in tons sold. Cost of produced coal revenue on a per ton sold basis increased by 13% for the fiscal year 2001 compared with 2000. This increase in cost was related to both the direct cost of labor and the decreases in productivity resulting from a greater percentage of inexperienced miners. This was due, in part, to our efforts to increase production. In addition, heavy rains in southern West Virginia in July increased employee absenteeism and disrupted loading operations and rail service, slowing coal shipping.

Other operational problems impacted production and costs throughout the fiscal year. Operating difficulties and problematic geologic conditions were encountered at several longwall mines and during the expansion of our two large surface mines, where we experienced higher than expected overburden ratios in the first half of the year. The Ellis Eagle longwall mine experienced flooding that caused significant disruption to coal production during April and May. The flooding caused reduced shipments from both the Marfork and Goals preparation plants. Increases in operating costs related to the Martin County Coal slurry spill and the idling of the Martin County Coal preparation plant from October 11, 2000, to April 2, 2001, also negatively impacted cost of sales.

Cost of produced coal revenue for 2001 and 2000 includes credits of $9.5 million and $15.0 million, respectively, related to refunds of black lung excise taxes paid on coal export sales tonnage. Black lung excise taxes on exported coal were determined to be unconstitutional by a 1998 federal district court decision. During 2001, the Internal Revenue Service substantially completed its audit of our requested refund of black lung excise tax payments. Cost of produced coal revenue for 2001 also includes pre-tax charges of $7.6 million related to the write-off of longwall panel development costs at the Jerry Fork longwall mine, $6.9 million related to the settlement with the State of West Virginia regarding Worker’s Compensation liabilities incurred by independent contractors, and $2.5 million related to an increase in reserves for a wrongful employee discharge suit. These costs in 2001 were partially offset by a $4.1 million benefit arising from the settlement of insurance claims from the August 2000 Upper Cedar Grove longwall failure.

Freight and handling costs decreased $1.4 million to $129.9 million in 2001 compared with $131.3 million in 2000.

Costs of purchased coal revenue increased 21% to $47.1 million in 2001 from $38.9 million in 2000. This was due to the increase in spot prices for coal, as purchased tons sold were 1.3 million in 2001 and 2000. We purchase varying amounts of coal each year to supplement produced coal.

Depreciation, depletion and amortization increased to $181.3 million for 2001 from $171.3 million in 2000. The increase of $10 million was primarily due to the level of capital expenditures in recent years.

Selling, general and administrative expenses decreased 10% to $31.7 million for 2001 compared with $35.3 million for 2000. This was due in part to a $7.1 million bad debt expense in 2000 associated with the bankruptcy of a major steel industry customer as well as a reduction in accruals related to long-term executive compensation plans, partially offset by additions to the administrative workforce associated with running a stand-alone publicly traded company.

Other expenses, which consists of costs associated with the generation of other revenue, such as costs to operate the coal handling facilities, gas wells, and other miscellaneous expenses, increased $2.2 million to $7.7 million in 2001 from $5.5 million in 2000.

Interest income decreased to $8.8 million for 2001 compared to $25.7 million for 2000. This decrease was primarily due to the elimination of our loans with Fluor Corporation in connection with the spin-off transaction on November 30, 2000. Additionally, in the second quarter of 2001, $3.2 million was accrued for interest due on the black lung excise tax refund as noted above, while in the third fiscal quarter of 2000, $5.3 million was accrued for interest on the black lung excise tax refund.

Interest expense increased to $34.2 million for 2001. The increase was due to the addition of the 6.95% Senior Notes due 2007 and commercial paper borrowings subsequent to the spin-off.

Income tax benefit was $10.5 million for 2001 compared to an income tax expense of $43.3 million for 2000. This primarily reflects the loss before taxes for 2001 compared to income before taxes for 2000, as well as a depletion accounting income tax benefit of $4.5 million in 2001.

Critical Accounting Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts. These estimates and assumptions are based on information available as of the date of the financial statements. Accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end. The results of operations for the quarterly period ended March 31, 2003 are not necessarily indicative of results that can be expected for the full year. The following critical accounting estimates and assumptions used in the preparation of the financial statements are materially impacted by estimates and assumptions:

Defined Benefit Pension

We have noncontributory defined benefit pension plans, which cover substantially all of our administrative and non-union employees. Benefits are generally based on the employee’s years of service and compensation, or under a cash balance formula with contribution credits based on hours worked. Funding for the plan is generally at the minimum annual contribution level required by applicable regulations. We account for our defined benefit plans in accordance with Statement of Financial Accounting Standard No. 87, “Employer’s Accounting for Pensions” (“Statement 87”), which requires amounts recognized in the financial statements to be determined on an actuarial basis. The estimated cost and benefits of our non-contributory defined benefit pension plans are determined by independent actuaries, who, with our input, use various actuarial assumptions, including discount rate, future rate of increase in compensation levels and expected long-term rate of return on pension plan assets. The discount rate is determined each year at the measurement date. In estimating the discount rate, we look to rates of return on high-quality, fixed-income investments that receive one of the two highest ratings given by a recognized ratings agency. At December 31, 2002, the discount rate was determined to be 6.75% compared to the discount rate at October 31, 2001 of 7.25%. The rate of increase in compensation levels is determined based upon our long-term plans for such increases. The rate of increase in compensation levels was determined to be 4% at December 31, 2002, and October 31, 2001. Expected long-term rate of return on plan assets is based on long-term historical return information for the mix of investments that comprise plan assets and future estimates of long-term investment returns. The expected long-term rate of return on plan assets used to determine expense in each period was 9.0% and 9.5% for the years ended December 31, 2002 and October 31, 2001, respectively. We expect to adjust the expected long-term rate of return on plan assets to 8.5% for determination of 2003 expense. Significant changes to these rates introduce substantial volatility to our costs. The fair value of the defined benefit pension plan assets is an important factor in the determination of defined benefit pension expense. The fair value of plan assets at December 31, 2002 was $174 million compared to $196 million at October 31, 2001, a reduction of $22 million. As a result of the decrease in discount rate, the reduction in expected long-term rate of return on plan assets, and the decline in defined benefit pension plan assets during 2002, costs for the defined benefit pension plans are expected to increase in 2003 compared to 2002 related expense.

Coal Workers’ Pneumoconiosis

We are responsible under the Federal Coal Mine Health and Safety Act of 1969, as amended, and various states’ statutes, for the payment of medical and disability benefits to eligible recipients resulting from occurrences of coal workers’ pneumoconiosis disease (black lung). After review and consultation with us, an annual evaluation is prepared by our independent actuaries based on assumptions regarding disability incidence, medical costs, mortality, death benefits, dependents and interest rates. We record expense related to this obligation using the service cost method. The discount rate is determined each year at the measurement date. At December 31, 2002, the discount rate was determined to be 6.75% compared to the discount rate at October 31, 2001 of 7.25%. Significant changes to these interest rates introduce substantial volatility to our costs. In January 2001, the United States Department of Labor amended the regulations implementing the federal black lung laws to give greater weight to the opinion of a claimant’s treating physician, expand the definition of black lung disease and limit the amount of medical evidence that can be submitted by claimants and respondents. The amendments also alter administrative procedures for the adjudication of claims, which according to the Department of Labor, results in streamlined procedures that are less formal, less adversarial and easier for participants to understand. These and other changes to the federal black lung regulations could result in changes in assumptions used in our actuarial determination of the liability, including interest, disability and mortality assumptions. These changes could significantly increase our exposure to black lung benefits liabilities.

Workers’ Compensation

Workers’ compensation is a system by which individuals who sustain physical or mental injuries due to their jobs are compensated for their disabilities, medical costs, and on some occasions, for the costs of their rehabilitation, and by which the survivors of workers who are killed receive compensation for lost financial support. The workers’ compensation laws are administered by state agencies with each state having its own set of rules and regulations regarding compensation that is owed to an employee that is injured in the course of employment. Our operations are covered by a combination of either a self-insurance program, as a participant in a state run program, or by an insurance policy. We accrue for the self-insured liability by recognizing cost when it is probable that the liability has been incurred and the cost can be reasonably estimated. To assist in the determination of this estimated liability we utilize the services of third party administrators. These third parties provide information to independent actuaries, who after review and consultation with us with regards to actuarial rate assumptions, including discount rate, prepare an evaluation of the self-insured program liabilities. Actual losses could differ from these estimates, which could increase our costs.

Other Post Employment Benefits

Our sponsored defined benefit health care plans provide retiree health benefits to eligible union and non-union retirees who have met certain age and service requirements. Depending on year of retirement, benefits may be subject to annual deductibles, coinsurance requirements, lifetime limits, and retiree contributions. These plans are not funded. Costs are paid as incurred by participants. The estimated cost and benefits of our retiree health care plans are determined by independent actuaries, who, with our input, use various actuarial assumptions, including discount rate, expected trend in health care costs and per capita costs. The discount rate is determined each year at the measurement date. The discount rate is an estimate of the current interest rate at which the other post employment benefit liabilities could be effectively settled at the measurement date. In estimating this rate, we look to rates of return on high-quality, fixed-income investments that receive one of the two highest ratings given by a recognized ratings agency. At December 31, 2002, the discount rate was determined to be 6.75% compared to the discount rate at October 31, 2001 of 7.25%. Significant changes to these interest rates introduce substantial volatility to our costs. At December 31, 2002 our assumptions of our company health care cost trend were projected at an annual rate of 11.0% ranging down to 5.0% by 2009, and remaining level thereafter, compared to the health care cost trend rate of 8.0% ranging down to 5.0% by 2007 used at December 31, 2001. If the actual increase in the cost of medical services or other post retirements benefits are significantly greater or less than the projected trend rates, the cost assumptions would need to be adjusted which could have a significant effect on the costs and liabilities recognized in the financial statements. As a result of the reduction in discount rate discussed above and the increase in health care cost trend rate, absent any plan changes, costs for the retiree health benefits plans are expected to increase in 2003 compared to 2002 related expense.

Reclamation and Mine Closure Obligations

The Surface Mining Control and Reclamation Act establishes operational, reclamation and closure standards for all aspects of surface mining as well as most aspects of deep mining. Estimates of our total reclamation and mine-closing liabilities are based upon permit requirements and our engineering expertise related to these requirements. The estimate of ultimate reclamation liability is reviewed periodically by our management and engineers. The estimated liability can change significantly if actual costs vary from assumptions or if governmental regulations change significantly. We adopted Statement of Financial Accounting Standard No. 143, “Accounting for Asset Retirement Obligations” (“Statement 143”) effective January 1, 2003. Statement 143 requires that retirement obligations be recorded as a liability based on fair value, which is calculated as the present value of the estimated future cash flows. In estimating future cash flows, we considered the estimated current cost of reclamation and applied inflation rates and a third party profit, as necessary. The third-party profit is an estimate of the approximate markup that would be charged by contractors for work performed on behalf of our company. The resulting estimated liability could change significantly if actual amounts change significantly from our assumptions.

Contingencies

We are the subject of, or a party to, various suits and pending or threatened litigation involving governmental agencies or private interests. We have accrued the probable and reasonably estimable costs for the resolution of these claims based upon management’s best estimate of potential results, assuming a combination of litigation and settlement strategies. Unless otherwise noted, management does not believe that the outcome or timing of current legal or environmental matters will have a material impact to its results of operations, financial position or cash flows. Also, our operations are affected by federal, state and local laws and regulations regarding environmental matters and other aspects of our business. The impact, if any, of pending legislation or regulatory developments on future operations is not currently estimable.

Deferred Taxes

We account for income taxes in accordance with Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes” (“Statement 109”) which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. Statement 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion of the deferred tax asset will not be realized. At December 31, 2002, we had deferred tax liabilities in excess of deferred tax assets of approximately $231 million. The deferred tax assets are evaluated annually to determine if a valuation allowance is necessary. As of December 31, 2002, we had recorded a valuation allowance of approximately $86 million, primarily related to alternative minimum tax credits. At December 31, 2002, we believe that it is more likely than not that the net balance of deferred tax assets will be realized.

Coal Reserve Values

There are numerous uncertainties inherent in estimating quantities and values of economically recoverable coal reserves. Many of these uncertainties are beyond our control. As a result, estimates of economically recoverable coal reserves are by their nature uncertain. Information about our reserves consists of estimates based on engineering, economic and geological data assembled and analyzed by our staff. Some of the factors and assumptions that impact economically recoverable reserve estimates include:

•	geological conditions;

•	historical production from the area compared with production from other producing areas;

•	the assumed effects of regulations and taxes by governmental agencies;

•	assumptions governing future prices; and

•	future operating costs.

Each of these factors may in fact vary considerably from the assumptions used in estimating reserves. For these reasons, estimates of the economically recoverable quantities of coal attributable to a particular group of properties, and classifications of these reserves based on risk of recovery and estimates of future net cash flows, may vary substantially. Actual production, revenues and expenditures with respect to reserves will likely vary from estimates, and these variances may be material.

Capitalized Development Costs

Development costs applicable to the opening of new coal mines and certain mine expansion projects are capitalized and reported in property, plant and equipment. Pursuant to Statement of Financial Accounting Standard No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“Statement 144”), the continuing economic viability of capitalized development costs are assessed when the indicators of impairment exist. This assessment includes a consideration of the future operating cashflows as measured using various potential operating plans and market assumptions of future coal demand and prices.

Liquidity and Capital Resources

At March 31, 2003, our available liquidity was $118.3 million, including cash and cash equivalents of $4.4 million and $113.9 million availability under our revolving credit facilities. We had $263.7 million outstanding under our primary credit facilities, which is included in short-term debt. The total debt-to-book capitalization ratio was 42.8% at March 31, 2003.

The revolving credit facilities discussed below were replaced on July 2, 2003. For information about such event, see “Refinancing” on page 24.

As of March 31, 2003, we had in existence $375 million revolving credit facilities that served as the primary source of our short term liquidity. Borrowings under these facilities bore interest based on (1) the London Interbank Offer Rate (LIBOR) or (2) the Base Rate (as defined in the credit facility agreements) plus a margin, which is based on our senior secured debt credit rating as determined by Moody’s and S&P. At March 31, 2003, our senior secured debt ratings determined by Moody’s and S&P were Ba1 and BB+, respectively.

We were in compliance with all material covenants in our revolving credit facilities at March 31, 2003 and during all other periods reflected herein, other than at December 31, 2001 when we were not in compliance with the covenant related to leverage ratio, but for which we subsequently obtained an amendment from our lenders effective March 29, 2002. In the event we violate any of the debt covenants and do not affect a timely cure or receive a waiver from the lenders in the credit facilities, the debt agreements provide that the administrative agent under such agreements shall, if requested by at least four lenders holding at least 50% of the aggregate amount of the loans, declare the loans immediately due and payable.

In determining consolidated EBITDA for use in computing the leverage ratio as of March 31, 2003, we excluded certain items, including the $25.6 million charge relative to the Harman litigation described in Note 11 of the notes to our condensed consolidated financial statements incorporated by reference in this prospectus and the $10.6 million charge relative to the Duke Energy Corporation arbitration award discussed in our Annual Report on Form 10-K/A for the period ended December 31, 2002. We believe that the exclusion of such items was appropriate and notified the lenders’ administrative agent of this exclusion. If the charges for the Harman litigation and Duke arbitration were to be included in the consolidated EBITDA calculation and no further adjustments were made, we would still have been in compliance with the covenant at March 31, 2003. For further detail on the financial covenants, see Section 5.02 of the Amended and Restated Credit Agreement, which was filed as Exhibit 10.1 to our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2002.

On January 31, 2003, we entered into a borrowing program secured by the accounts receivable of several of our subsidiaries. The amount eligible to be borrowed under the program is up to $80 million, depending on the level of eligible receivables and restrictions on concentrations of receivables. At March 31, 2003, the borrowings outstanding under the program totaled $42.2 million. The program expires in July 2004. The receivables outstanding under this program and the corresponding debt is included as “Trade and other accounts receivable” and “Long-term debt,” respectively, on our condensed consolidated balance sheets. As collections reduce previously pledged interests, new receivables will be pledged. A portion of the cost of the accounts receivable- based financing program is based on the creditors’ level of investment and borrowing costs. The total cost of the program is classified as interest expense on the condensed consolidated statements of income for the period ended March 31, 2003.

We had $325.2 million of long-term debt as of March 31, 2003, which consisted of $283 million of 6.95% Senior Notes due 2007, and $42.2 million outstanding under the accounts receivable-based financing program. Initially, $300 million of the 6.95% Senior Notes were issued in March 1997 at a discount, for aggregate proceeds of $296.7 million. During the fourth quarter of 2002 and the first quarter of 2003, we made several open-market purchases, retiring a total principal amount of $17.0 million 6.95% Senior Notes at a cost of $13.1 million plus accrued interest. Interest is payable semiannually on March 1 and September 1 of each year, commencing September 1, 1997. The 6.95% Senior Notes are redeemable in whole or in part, at our option at any time at a redemption price equal to the greater of (1) 100 percent of the principal amount of the 6.95% Senior Notes or (2) as determined by a Quotation Agent as defined in the offering prospectus. On November 27, 2002, Moody’s and S&P reduced the credit ratings on the 6.95% Senior Notes to Ba3 and B+, respectively, citing the structural subordination caused by the secured status of the $150 million 364-day and $250 million multi-year revolving credit facilities.

Additionally, we have available a $500 million debt shelf registration filed with the SEC in March 1999, all of which remains unused. An updated filing with the SEC would be required to issue debt under this shelf registration.

Net cash utilized by operating activities was $32.9 million for the first quarter of 2003 compared to net cash provided by operating activities of $21.7 million for the first quarter of 2002. Cash utilized/provided by operating activities reflects net losses adjusted for non-cash charges and changes in working capital requirements.

Net cash utilized by investing activities was $13.0 million and $44.3 million for the first quarters of 2003 and 2002, respectively. The cash used in investing activities reflects capital expenditures in the amount of $17.3 million and $46.1 million for the first quarters of 2003 and 2002, respectively. These capital expenditures are for replacement of mining equipment, the expansion of mining and shipping capacity, and projects to improve the efficiency of mining operations. In addition to the cash spent on capital expenditures, during the first quarter of 2003, we leased, through operating leases, $5.6 million of longwall and surface mining equipment compared to $4.6 million for the first quarter of 2002. Additionally, the first quarters of 2003 and 2002 included $4.2 million and $1.9 million, respectively, of proceeds provided by the sale of assets.

Financing activities primarily reflect changes in short term financing for the first quarter of 2003 and 2002, as well as the exercising of stock options. Net cash provided by financing activities was $47.5 million and $35.0 million for the first quarter of 2003 and 2002, respectively. In addition, net cash provided by financing activities for 2003 includes a net increase of $42.2 million in the receivables-based financing program, which began in January 2003, as well as $11.1 million of proceeds from sale-leaseback transactions.

Off-Balance Sheet Arrangements

In the normal course of business, we are a party to certain off-balance sheet arrangements including guarantees, indemnifications, and financial instruments with off-balance sheet risk, such as bank letters of credit and performance or surety bonds. Liabilities related to these arrangements are not reflected in our consolidated balance sheets, and we do not expect any material adverse effects on our financial condition, results of operations or cash flows to result from these off-balance sheet arrangements.

We use surety bonds to secure reclamation, workers’ compensation, wage payments, and other miscellaneous obligations. As of March 31, 2003, we had $260 million of outstanding surety bonds with third parties. These bonds were in place to secure obligations as follows: post-mining reclamation bonds of $232 million, workers’ compensation bonds of $10 million, wage payment and collection bonds of $9 million, and other miscellaneous obligation bonds of $9 million. Recently, surety bond costs have increased, while the market terms of surety bonds have generally become less favorable. To the extent that surety bonds become unavailable, we will seek to secure obligations with letters of credit, cash deposits, or other suitable forms of collateral.

From time to time we use bank letters of credit to secure our obligations for worker’s compensation programs, various insurance contracts and other obligations. Issuing banks currently require that such letters of credit be secured by funds deposited into restricted accounts pledged to the banks under reimbursement agreements. At March 31, 2003, we had $46.4 million of letters of credit outstanding, collateralized by $45.4 million of cash deposited in restricted, interest bearing accounts, and no claims were outstanding against those letters of credit.

We believe that cash generated from operations and our borrowing capacity will be sufficient to meet our working capital requirements, anticipated capital expenditures (other than major acquisitions), scheduled debt payments and anticipated dividend payments for at least the next several years. Nevertheless, our ability to satisfy our debt service obligations, to fund planned capital expenditures or pay dividends will depend upon our future operating performance, our ability to refinance our short-term debt, and other factors, which will be affected by prevailing economic conditions in the coal industry and financial, business and other factors, some of which are beyond our control. We frequently evaluate potential acquisitions. In the past, we have funded acquisitions primarily with cash generated from operations, but we may consider a variety of other sources, depending on the size of any transaction, including debt or equity financing. There can be no assurance that such additional capital resources will be available to us on terms that we find acceptable, or at all.

The following is a summary of our significant obligations as of March 31, 2003:

	Payments Due by Years
In Thousands	Total	Within 1 Year	2-3 Years	4-5 Years	After 5 Years
Long-term debt	$325,175	$—	$42,175	$283,000	$—
Operating lease obligations	215,465	64,791	115,944	32,030	2,700

Total obligations	$540,640	$64,791	$158,119	$315,030	$2,700

Additionally, we have noncurrent liabilities relating to other post-employment benefits, work related injuries and illnesses, and mine reclamation and closure. As of March 31, 2003, payments related to these items are estimated to be:

Payments Due by Years (In thousands)
Within 1 Year	2-3 Years	4-5 Years
$33,068	$64,289	$61,100

Our determination of these noncurrent liabilities is calculated annually and is based on several assumptions, including then prevailing conditions, which may change from year to year. In any year, if our assumptions are inaccurate, we could be required to expend greater amounts than anticipated. Moreover, in particular, for periods after 2003, our estimates may change from the amounts included in the table, and may change significantly, if our assumptions change to reflect changing conditions.

Inflation

Inflation in the United States has been relatively low in recent years and did not have a material impact on our results of operations for the periods presented.

New Accounting Standards

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure” (“Statement 148”). Statement 148 amends the disclosure requirements of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” and provides alternative methods for accounting for stock-based compensation. We have adopted the disclosure requirements for the quarter ended March 31, 2003 (see Note 9 of the notes to our condensed consolidated financial statements incorporated by reference in this prospectus) and the year ended December 31, 2002.

Market Risk

Our interest expense is sensitive to changes in the general level of interest rates in the United States. At March 31, 2003, we had outstanding $283 million aggregate principal amount of long-term debt under fixed-rate instruments; however, our primary exposure to market risk for changes in interest rates relates to our short-term debt financing and our long-term accounts receivable-based financing program. At March 31, 2003, we had $263.7 million outstanding under the revolving credit facilities and $42.2 million outstanding under the accounts receivable program. At March 31, 2003, the weighted average interest rate under the combined variable-rate facilities was approximately 3.73%. Based on the short-term debt balance outstanding at March 31, 2003, a 100 basis point increase in the average issuance rate for our borrowings would increase our annual interest expense by approximately $3.1 million.

We manage our commodity price risk through the use of long-term coal supply agreements, which are contracts with a term of greater than 12 months, rather than through the use of derivative instruments. For our fiscal year ended December 31, 2002, approximately 94% of our coal sales volume was pursuant to long-term contracts. We anticipate that in 2003, the percentage of sales pursuant to long-term arrangements will be comparable with the percentage of sales for 2002. The prices for coal shipped under long-term contracts may be below the current market price for similar types of coal at any given time. As a consequence of the substantial volume of its sales, which are subject to these long-term agreements, we have less coal available with which to capitalize on stronger coal prices if and when they arise. In addition, because long-term contracts typically allow the customer to elect volume flexibility, our ability to realize the higher prices that may be available in the spot market may be restricted when customers elect to purchase higher volumes under such contracts, or our exposure to market-based pricing may be increased should customers elect to purchase fewer tons.

Almost all of our transactions are denominated in U.S. dollars, and, as a result, we do not have material exposure to currency exchange-rate risks.

We have not engaged in any interest rate, foreign currency exchange rate or commodity price-hedging transactions.

COAL INDUSTRY OVERVIEW

A major contributor to the world energy supply, coal represents approximately 23% of the world’s primary energy consumption, according to the World Coal Institute. The primary use for coal is to fuel electric power generation. In calendar year 2002, it is estimated that coal generated 51% of the electricity produced in the United States, according to the Energy Information Administration, a statistical agency of the United States Department of Energy.

The United States is the second largest coal producer in the world, exceeded only by China. Other leading coal producers include India, South Africa and Australia. The United States is the largest holder of coal reserves in the world, with over 250 years of supply at current production rates. United States coal reserves are more plentiful than oil or natural gas, with coal representing approximately 70% of the nation’s fossil fuel reserves, according to Energy Ventures Analysis. Total coal reserves are estimated by comparing the total probable heat value (British thermal units (“Btus”) per pound) of the demonstrated coal reserve tonnage reported by the Department of Energy to the heat value of other fossil fuel energy resources reported by the Department of Energy.

U.S. coal production has more than doubled during the last 30 years. In 2002, total coal production as estimated by the United States Department of Energy, or the “DOE,” was 1.1 billion tons. The primary producing regions were the Powder River Basin (38%), Central Appalachia (23%), Midwest (14%), Northern Appalachia (12%), West (other than the Powder River Basin) (12%) and other (1%). All of our coal production comes from the Central Appalachian region. Approximately 66% of U.S. coal is produced by surface mining methods. The remaining 34% is produced by underground mining methods that include room and pillar mining and longwall mining discussed under “Business—Mining Methods” below.

Coal is used in the United States by utilities to generate electricity, by steel companies to make products with blast furnaces, and by a variety of industrial users to heat and power foundries, cement plants, paper mills, chemical plants and other manufacturing and processing facilities. Significant quantities of coal are also exported from both east and west coast terminals. The breakdown of 2002 United States coal demand, as estimated by Resource Data International, Inc., or “RDI,” is as follows:

End Use	Tons (millions)	% of Total
Electrical generation	982	86%
Industrial users	66	6%
Exports	64	6%
Steel making	27	2%
Residential & commercial	5	—

Total	1,144	100%

Coal has long been favored as an electricity generating fuel by regulated utilities because of its basic economic advantage. The largest cost component in electricity generation is fuel. This fuel cost is typically lower for coal than competing fuels such as oil and natural gas on a Btu-comparable basis. RDI estimated the average total production costs of electricity, using coal and competing generation alternatives in 2002 as follows:

Electrical Generation Type	Cost per million Kilowatt Hours
Oil	$4.854
Natural Gas	$4.422
Coal	$1.819
Nuclear	$1.785
Other (solar, wind, etc.)	$0.979
Hydroelectric	$0.527

According to RDI, 15 of the 25 lowest operating cost power plants in the United States during 2001 were fueled by coal. Coal used as fuel to generate electricity is commonly referred to as “steam coal.”

There are factors other than fuel cost that influence each utility’s choice of electricity generation mode, including facility construction cost, access to fuel transportation infrastructure, environmental restrictions, and other factors. The breakdown of U.S. electricity generation by fuel source in 2002, as estimated by the Energy Information Administration, is as follows:

Electricity Generation Source	% of Total Electricity Generation
Coal	51%
Nuclear	21%
Natural Gas	17%
Hydro	6%
Oil	3%
Other	2%

Total	100%

RDI projects that generators of electricity will increase their demand for coal as demand for electricity increases. Because coal-fired generation is used in most cases to meet base load requirements, coal consumption has generally grown at the pace of electricity demand growth. Demand for electricity has historically grown in proportion to U.S. economic growth.

The United States ranks fifth among worldwide exporters of coal. Australia is the largest exporter, with other major exporters including South Africa, Indonesia, Canada, China, Russia and Colombia. U.S. exports have decreased by over 46% since 1991 as a result of increased international competition and the U.S. dollar’s strength in comparison to foreign currencies. According to the Department of Energy, the usage breakdown for 2000 U.S. exports of 59 million tons was 44% for electricity generation and 56% for steel making. U.S. coal exports were shipped to more than 40 countries. The largest purchaser of exported steam coal was Canada, which took 15 million tons or 58% of total steam coal exports. The largest purchaser of exported metallurgical coal was Europe, which represented 20 million tons or 61% of total metallurgical coal exports. Depending on the relative strength of the U.S. dollar versus currencies in other coal producing regions of the world, we may export more or less coal into foreign countries as we compete on price with other foreign coal producing sources. Additionally, the domestic coal market may be impacted due to the relative strength of the U.S. dollar to other currencies, as foreign sources could be cost advantaged based on a coal producing region’s relative currency position.

The type of coal used in steel making is referred to as metallurgical coal, and is distinguished by special quality characteristics that include high carbon content, low expansion pressure, low sulfur content, and various other chemical attributes. Metallurgical coal is also high in heat content (as measured in Btus), and therefore is desirable to utilities as fuel for electricity generation. Consequently, metallurgical coal producers have the ongoing opportunity to select the market that provides maximum revenue. The premium price offered by steel makers for the metallurgical quality attributes is typically higher than the price offered by utility coal buyers that value only the heat content. The primary concentration of U.S. metallurgical coal reserves is located in the Central Appalachian region. RDI estimates that the Central Appalachian region supplied 88% of domestic metallurgical coal and 96% of U.S. exported metallurgical coal during 2002.

Industrial users of coal typically purchase high Btu products with the same type of quality focus as utility coal buyers. The primary goal is to maximize heat content, with other specifications like ash content, sulfur content, and size varying considerably among different customers. Because most industrial coal consumers use considerably less tonnage than electric generating stations, they typically prefer to purchase coal that is screened and sized to specifications that streamline coal handling processes. Due to the more stringent size and quality specifications, industrial customers often pay a 10% to 15% premium above utility coal pricing (on comparable quality). The largest regional supplier to the industrial market sector has historically been Central Appalachia, which supplied approximately 35% of all U.S. industrial coal demand in 2002.

Coal shipped for North American consumption is typically sold at the mine loading facility with transportation costs being borne by the purchaser. Offshore export shipments are normally sold at the ship-loading terminal, with the purchaser paying the ocean freight. According to the National Mining Association, approximately two-thirds of U.S. coal production is shipped via railroads. Final delivery to consumers often involves more than one transportation mode. A significant portion of U.S. production is delivered to customers via barges on the inland waterway system and ships loaded at Great Lakes ports.

Neither Massey Energy nor any of our subsidiaries is affiliated with or has any investment in the World Coal Institute, RDI, the Energy Information Administration or Energy Ventures Analysis.

BUSINESS

We are one of the largest coal companies in the United States and the largest in the Central Appalachian coal region. We produce, process and sell high quality, low sulfur coal of steam and metallurgical grades through our 19 processing and shipping centers, called “resource groups.” These resource groups support our 29 underground mines and 14 surface mines in West Virginia, Kentucky and Virginia. Based on current production levels, our approximately 2.2 billion tons of proven and probable coal reserves should last for more than 50 years. Steam coal, which accounted for approximately 65% of our produced coal sales volume during 2002, is primarily purchased by public utilities as fuel for electricity generation. During 2002, approximately 9% of our produced coal sales volume was generated by sales to industrial customers that use coal with certain quality characteristics for generation of electricity or for process steam. Metallurgical coal, which accounted for approximately 26% of our produced coal sales volume during 2002, is used primarily to make coke for use in the manufacturing of steel and can also be marketed as an ultra high quality, low sulfur steam coal for electricity generation. Metallurgical coal generally sells at a premium over steam coal because of its unique quality characteristics. During our fiscal year ended December 31, 2002, we sold 42.1 million tons of coal, generating produced coal revenues of $1.3 billion, loss from operations of $26.7 million and EBITDA of $181.0 million. For an explanation of EBITDA, please see footnote 2 in “Selected Consolidated Financial and Operating Data.”

Competitive Strengths

We believe that our competitive strengths will enable us to enhance our position as one of the premier coal producers in the United States.

We are the leading coal producer in Central Appalachia. We are the leading coal producer in the Central Appalachian region with a proven reputation as a skilled, long-term operator. Our leading position in Central Appalachia is an advantage with customers, who look for a reliable supplier, and with property owners, who seek to lease their land to operators likely to develop production from the reserves and generate royalty income. We believe that we benefit from concentrating our coal mining activities in Central Appalachia. This regional focus leads to operating efficiencies and provides us with an in-depth knowledge of the area’s coal reserves, mining conditions, customers, property owners and employee base. In addition, our mining operations are located in close proximity to many of our customers and on or near rail transportation, which we believe gives us a transportation cost advantage.

We have a large, high quality, diverse reserve base. We control approximately 2.2 billion tons of proven and probable coal reserves. Our reserves include both high quality, low sulfur steam coal desired by public utility and industrial customers, and metallurgical coal demanded by steel manufacturers. Metallurgical coal sales to steel customers have always been an important niche for us, but this coal can also be marketed as ultra high quality, low sulfur steam coal for electrical generation. Our diverse reserve base and flexible product line allows us to adjust to changing market conditions and sustain high sales volume by supplying a wide range of customers. Approximately 44% of our coal reserves are made up of compliance coal that complies with the low sulfur requirements of the Clean Air Act. Compliance coal is critically important to utility customers seeking to reduce emissions and lower their costs of compliance with the Clean Air Act.

We have a low level of long-term liabilities. We had pension trust assets with a fair market value of $174 million at December 31, 2002, which were in excess of plan liabilities of $169 million despite three years of poor market returns. We have not had to fund our defined benefit pension plan and do not expect to do so under the current law until 2006 at the earliest. Our healthcare benefit liability (OPEB) of $121 million at December 31, 2002 was significantly lower than that of our coal industry peers. Our employee related legacy liabilities are significantly lower than those of our coal industry peers, partially due to our minimal union membership (96% of our workforce is union-free).

We have strong, long-term relationships with a broad base of customers. We have strong relationships with a broad base of over 125 customers. The majority of these customers purchase coal under long-term contracts with terms of one year or longer. Approximately 94% of our produced coal sales volume in 2002 was derived from these long-term contracts. We believe that a similar amount of our produced coal sales volume in 2003 will be derived from these long-term contracts. We believe these contracts provide us with stable and predictable cash flow and limit our exposure to fluctuations in the spot market prices for coal. Many of our customers are well-established public utilities who have been customers of ours for a number of years.

We have built a superior infrastructure and transportation system. Since 1998, we have expended over $1 billion to maintain, upgrade and expand our mining, processing and transporting capabilities. These projects include investments in new mining equipment, expansion of processing plant capacity and development of systems to reduce our reliance on trucking, the most expensive transportation method, including the construction of conveyor belt systems and investments in our train loading facilities. We believe these capital investments provide us with the necessary infrastructure to expand our production capacity with little or no additional investment to meet increases in demand for coal.

We have demonstrated our ability to grow our coal reserves and production through acquisitions and other strategic transactions. We have grown our reserve base and production capacity through the strategic acquisition and integration of several coal operations as well as through reserve swaps and coal leases. Our reserve base has grown from approximately 720 million tons in 1987 to approximately 2.2 billion tons today, and our annual production has grown from approximately 13 million tons to approximately 44 million tons during the same period. We have utilized a disciplined acquisition strategy that has helped us to avoid the difficulties often associated with the integration of acquisitions. We make selective purchases of mines and reserves that are close to our existing operations. This allows us to use our existing infrastructure as new operations are developed.

Strategy

Our primary objective is to continue to build upon our competitive strengths to enhance our position as one of the premier coal producers in the United States by:

Enhancing profitability through continued safety improvements, productivity gains and cost measurement. We will seek to reduce operating costs and increase profitability at our mines through our safety, productivity and measurement initiatives. We continue to implement safety measures designed to improve our profitability by lowering worker compensation costs and reducing job inefficiencies. In addition, we seek to enhance productivity by applying best practices, including optimizing mining sequences, staffing levels and equipment configuration, at each of our operations. We also manage costs by generating critical data in a timely manner to measure performance, cost and usage in our mining operations and communicating that data to managers who can identify and correct problems.

Adjusting production in response to changes in market conditions. We are committed to a strategy of aligning our production with the needs of the market. The capital investments we have made during the past five years position us to quickly expand production to meet increases in demand for coal. Our goal is to maximize profits not volume; therefore, our strategy is to only sell our coal at prices that generate the appropriate level of profitability.

Expanding use of more productive mining methods. Currently, we engage in four principal coal mining techniques: underground “room and pillar” mining, underground longwall mining, highwall mining and surface mining. Each method is employed where appropriate throughout our operations. Because underground longwall mining, highwall mining and surface mining are high-productivity, low-cost mining methods, we will seek to increase production from our use of those methods to the extent permissible and cost-effective. From 1996 to 2002, underground longwall mining increased from 5% to 16% of our production, highwall mining increased from 0% to 10% of our production and surface mining increased from 14% to 35% of our production.

Pursuing strategic acquisitions. We believe that the coal industry will undergo increasing consolidation over the coming years. We plan to build on our position as the largest producer in Central Appalachia by pursuing growth through the acquisition of additional coal reserves and mining facilities. Our acquisition strategy has been highly selective. We intend to continue to expand our business through this focused growth strategy, as well as consider other possible growth opportunities in future years.

Forming strategic contractual arrangements with major customers. We will continue to seek contractual arrangements with customers to provide services in addition to coal. For example, we have coal handling facility agreements with two customers. We will continue to work closely with our customers to develop opportunities for contractual arrangements in order to benefit both our customers and us. These initiatives strengthen our relationships with our customers and provide opportunities to increase sales.

Mining Operations

We currently have 19 distinct resource groups, including 14 in West Virginia, four in Kentucky and one in Virginia. These resource groups receive, blend, process and ship coal that is produced from one or more mines, using four distinct mining methods: underground room and pillar, underground longwall, highwall mining and surface mining. A single complex may handle the coal production of as many as eight distinct underground or surface mines. Within each resource group, mines have been developed at strategic locations in close proximity to our preparation plants and rail shipping facilities. Coal is transported from our resource groups to customers by means of railroad cars or trucks.

Mining Methods

We produce coal using four distinct mining methods: underground room and pillar, underground longwall, surface and highwall mining, which are explained as follows:

In the underground room and pillar method of mining, continuous mining machines cut three to nine entries into the coal bed and connect them by driving crosscuts, leaving a series of rectangular pillars, or columns of coal, to help support the mine roof and control the flow of air. Generally, openings are driven 20 feet wide and the pillars are 40 to 100 feet wide. As mining advances, a grid-like pattern of entries and pillars is formed. When mining advances to the end of a panel, retreat mining may begin. In retreat mining, as much coal as is feasible is mined from the pillars that were created in advancing the panel, allowing the roof to cave. When retreat mining is completed to the mouth of the panel, the mined panel is abandoned.

In longwall mining, a shearer (cutting head) moves back and forth across a panel of coal typically about 1000 feet in width, cutting a slice 3.5 feet deep. The cut coal falls onto a flexible conveyor for removal. Longwall mining is performed under hydraulic roof supports (shields) that are advanced as the seam is cut. The roof in the mined out areas falls as the shields advance.

Surface mining is used when coal is found close to the surface. This method involves the removal of overburden (earth and rock covering the coal) with heavy earth moving equipment and explosives, loading out the coal, replacing the overburden and topsoil after the coal has been excavated and reestablishing vegetation and plant life and making other improvements that have local community benefit.

Highwall mining is used in connection with surface mining. A highwall mining system consists of a remotely controlled continuous mining machine, which extracts coal and conveys it via augers or belt conveyors to the surface. The cut is typically a rectangular, horizontal opening in the highwall (the unexcavated face of exposed overburden and coal in a surface mine) 11-feet wide and reaching depths of up to 1000 feet. Multiple, parallel openings are driven into the highwall, separated by narrow pillars that extend the full depth of the hole.

Use of continuous mining machines in the room and pillar method of underground mining represented approximately 39% of our 2002 coal production.

Production from underground longwall mining operations constituted about 16% of our 2002 production. We now operate four longwall units.

Surface mining represented approximately 35% of our 2002 coal production. We have established large-scale surface mines in Boone and Nicholas counties of West Virginia. Our other surface mines are smaller in scale. Our surface mines also use highwall mining systems to produce coal from high overburden areas. Highwall mining represented approximately 10% of our 2002 coal production.

Coal Reserves

We estimate that, as of December 31, 2002, we had total recoverable reserves of approximately 2.2 billion tons consisting of both proven and probable reserves. “Reserves” are defined by SEC Industry Guide 7 as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. “Recoverable” reserves means coal that is economically recoverable using existing equipment and methods under federal and state laws currently in effect. Approximately 1.5 billion tons of our reserves are classified as proven reserves. “Proven (Measured) Reserves” are defined by SEC Industry Guide 7 as reserves for which (1) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (2) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established. The remaining 0.7 billion tons of our reserves are classified as probable reserves. “Probable reserves” are defined by SEC Industry Guide 7 as reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

Information about our reserves consists of estimates based on engineering, economic and geological data assembled and analyzed by its internal engineers, geologists and finance associates. Reserve estimates are updated annually using geologic data taken from drill holes, adjacent mine workings, outcrop prospect openings and other sources. Coal tonnages are categorized according to coal quality, seam thickness, mineability and location relative to existing mines and infrastructure. In accordance with applicable industry standards, proven reserves are those for which reliable data points are spaced no more than 2,700 feet apart. Probable reserves are those for which reliable data points are spaced 2,700 feet to 7,900 feet apart. Further scrutiny is applied using geological criteria and other factors related to profitable extraction of the coal. These criteria include seam height, roof and floor conditions, yield and marketability.

As with most coal-producing companies in Central Appalachia, the majority of our coal reserves are controlled pursuant to leases from third party landowners. These leases convey mining rights to the coal producer in exchange for a per ton or percentage of gross sales price royalty payment to the lessor. However, a significant portion of our reserve holdings are owned and require no royalty or per ton payment to other parties. The average royalties for coal reserves from our producing properties (owned and leased) was approximately 4.2% of produced coal revenue for the year ended December 31, 2002.

The following table provides proven and probable reserve data by “status” (i.e., location, owned or leased, assigned or unassigned, etc.) as of December 31, 2002:

Recoverable Reserves

	Location	Total	Proven	Probable	Assigned(2)	Unassigned	Owned	Leased
	(in thousands of tons)(1)
Resource Groups:
West Virginia
Delbarton	Mingo County	310,332	139,036	171,297	155,343	154,989	10,394	299,938
Black Castle	Boone County	53,214	37,817	15,397	35,899	17,315	—	53,214
Eagle Energy	Boone County	—	—	—	—	—	—	—
Elk Run	Boone County	78,148	39,083	39,064	64,975	13,173	6,233	71,914
Green Valley	Nicholas County	9,117	9,117	—	8,197	920	—	9,117
Independence	Boone County	58,994	57,662	1,331	54,084	4,910	6,344	52,649
Logan County	Logan County	89,457	89,457	—	45,871	43,586	—	89,457
Marfork	Raleigh County	73,221	72,713	508	40,214	33,006	551	72,670
Nicholas Energy	Nicholas County	108,107	98,197	9,910	66,116	41,991	67,487	40,620
Omar	Boone County	35,946	16,400	19,546	—	35,946	2,229	33,717
Performance	Raleigh County	38,192	38,192	—	37,446	746	38,192	—
Progress	Boone County	92,748	83,862	8,885	92,748	—	30,914	61,834
Rawl	Mingo County	113,460	82,742	30,718	64,994	48,466	1,420	112,040
Stirrat	Logan County	5,482	3,595	1,886	422	5,060	—	5,482
Kentucky
Long Fork	Pike County	5,616	3,273	2,343	610	5,006	—	5,616
Martin County	Martin County	46,752	22,854	23,899	9,146	37,606	1,589	45,163
New Ridge	Pike County	—	—	—	—	—	—	—
Sidney	Pike County	162,703	105,679	57,024	135,390	27,313	8,771	153,932
Virginia
Knox Creek	Tazewell Co.	54,333	39,913	14,420	34,509	19,824	—	54,333
Other	N/A	91,683	45,149	46,534	25,187	66,495	25,904	65,779

Subtotal		1,427,505	984,741	442,762	871,151	556,352	200,028	1,227,475
Land Management Companies:(3)
Black King	Boone Co., WV Raleigh, WV	60,764	60,764		395	60,368	23,037	37,727
Boone East	Boone Co., WV Kanawha, WV	212,483	173,639	38,845	89,682	122,802	93,755	118,728
Boone West	Boone Co., WV Logan Co., WV	258,397	100,924	157,473	10,595	247,802	67,128	191,269
Ceres Land	Raleigh, WV	12,397	10,142	2,255	—	12,397	—	12,397
Lauren Land	Mingo Co., WV Logan Co., WV	142,640	94,383	48,257	11,447	131,194	20,360	122,281
New Market	Wyoming, WV	60,202	23,708	36,494	—	60,202	6,030	54,172
Raven Resources	Boone Co., WV Raleigh, WV	31,890	21,893	9,997	—	31,890	—	31,890

Subtotal		778,773	485,453	293,321	112,119	666,655	210,310	568,464

Total		2,206,278	1,470,194	736,083	983,270	1,223,007	410,338	1,795,939

(1)	Recoverable reserves represent the amount of proven and probable reserves that can actually be recovered from the reserve base taking into account all mining and preparation losses involved in producing a saleable product using existing methods under current law. Reserve information reflects a moisture factor of 6.5%. This moisture factor represents the average moisture present on our delivered coal.
(2)	Assigned Reserves represent recoverable reserves that are dedicated to a specific permitted mine. Otherwise, the reserves are considered Unassigned.
(3)	Land management companies are our subsidiaries whose primary purposes are to acquire and hold our reserves.

The categorization of the “quality” (i.e., sulfur content, Btu, coal type, etc.) of our coal reserves is as follows:

Recoverable Reserves

	Recoverable Reserves	Sulfur content			Average Btu as received	Coal Type(3)
		+1%	-1%	Compliance(2)
	(in thousands of tons except Average Btu as received)(1)
Resource Groups:
West Virginia
Delbarton	310,332	119,784	190,549	138,830	13,476	Low Sulfur Utility Low Sulfur Industrial
Black Castle	53,214	8,454	44,760	37,819	12,552	High Vol Met Low Sulfur Utility Low Sulfur Industrial
Eagle Energy	—	—	—	—	—	N/A
Elk Run	78,148	16,526	61,622	51,704	13,210	High Vol Met Low Sulfur Utility Low Sulfur Industrial
Green Valley	9,117	—	9,117	9,117	12,903	High Vol Met Low Sulfur Utility Low Sulfur Industrial
Independence	58,994	7,455	51,539	8,801	13,011	High Vol Met Low Sulfur Utility Low Sulfur Industrial
Logan County	89,457	18,492	70,965	51,240	12,889	Low Sulfur Utility Low Sulfur Industrial
Marfork	73,221	33,803	39,418	17,064	13,602	High Vol Met Low Sulfur Utility Low Sulfur Industrial
Nicholas Energy	108,107	50,991	57,116	28,387	12,579	High Vol Met Low Sulfur Utility Low Sulfur Industrial
Omar	35,946	16,045	19,901	444	12,937	Low Sulfur Utility Low Sulfur Industrial
Performance	38,192	5,188	33,004	19,792	13,752	High Vol Met
Progress	92,748	11,460	81,287	60,309	11,880	Low Sulfur Utility Low Sulfur Industrial
Rawl	113,460	36,870	76,589	53,876	12,784	High Vol Met Low Sulfur Utility Low Sulfur Industrial
Stirrat	5,482	—	5,482	5,482	13,087	High Vol Met Low Sulfur Utility Low Sulfur Industrial
Kentucky
Long Fork	5,616	3,728	1,888	—	12,809	Low Sulfur Utility Low Sulfur Industrial
Martin County	46,752	35,888	10,864	3,515	12,724	Low Sulfur Utility Low Sulfur Industrial
New Ridge	—	—	—	—	—	N/A
Sidney	162,703	63,165	99,538	63,639	13,170	Low Sulfur Utility Low Sulfur Industrial High Vol Met
Virginia
Knox Creek	54,333	—	54,333	54,333	13,351	High Vol Met Low Sulfur Utility Low Sulfur Industrial
Other	91,683	27,433	64,249	58,000	12,999	Various

Subtotal	1,427,505	455,282	972,221	662,352

	Recoverable Reserves	Sulfur content			Average Btu as received
		+1%	-1%	Compliance(2)		Coal Type(3)
	(in thousands of tons except Average Btu as received)(1)
Land Management Companies:(4)
Black King	60,764	37,821	22,942	19,730	12,365	High Vol Met Low Sulfur Utility
Boone East	212,483	37,299	175,184	60,831	13,202	High Vol Met Low Sulfur Utility Low Vol Met
Boone West	258,397	137,300	121,097	81,277	13,047	High Vol Met Low Sulfur Utility
Ceres Land	12,397	3,807	8,589	8,589	13,730	High Vol Met Low Sulfur Utility
Lauren Land	142,640	45,123	97,517	79,772	13,137	High Vol Met Low Sulfur Utility
New Market Land	60,202	5,046	55,156	55,156	14,423	Low Vol Met High Vol Met
Raven Resources	31,890	18,483	13,407	4,069	13,683	High Vol Met

Subtotal	778,773	284,879	493,892	309,424

Total	2,206,278	740,161	1,466,113	971,776

(1)	Reserve information reflects a moisture factor of 6.5%. This moisture factor represents the average moisture present on the Company’s delivered coal.
(2)	Compliance coal is any coal that emits less than 1.2 pounds of sulfur dioxide per million Btu when burned. Compliance coal meets sulfur emission standards imposed by Title IV of the Clean Air Act.
(3)	Reserve holdings include metallurgical coal reserves. Although these metallurgical coal reserves receive the highest selling price in the current coal market when marketed to steel-making customers, they can also be marketed as an ultra high Btu, low sulfur steam coal for electricity generation.
(4)	Land management companies are our subsidiaries whose primary purposes are to acquire and hold our reserves.

Marketing and Sales

Our marketing and sales force, based in our corporate office in Richmond, Virginia, includes sales managers, distribution/traffic managers and administrative personnel. During the fiscal year ended December 31, 2002, we sold 42.1 million tons of coal and generated produced coal revenues of $1.3 billion. The breakdown of tons sold by market served was 65% utility, 26% metallurgical and 9% industrial. We sold coal to over 125 customers. Export shipments (including Canada) represented approximately 14% of 2002 tons sold. Our 2002 export shipments serviced customers in 7 countries across North America, South America and Europe. Almost all sales are made in U.S. dollars, which eliminates foreign currency risk.

We have established several contractual arrangements with customers wherein services other than coal supply are provided on an ongoing basis. Examples of such other services include our coal handling facility agreements with two customers, and our arrangements with three steel companies and several steam and industrial customers to coordinate shipment of coal to their stockpile, maintain ownership of the coal inventory on their property and sell tonnage to them as it is consumed. We work closely with our customers to provide other services in response to the current needs of each individual customer.

Distribution

We employ transportation specialists who negotiate freight and terminal agreements with various providers, including railroads, barge lines, steamship lines, bulk motor carriers and terminal facilities. Transportation specialists also coordinate with customers, resource groups and transportation providers to establish shipping schedules that meet the customer’s needs. Our 2002 shipments of 42.1 million tons were loaded from 19 resource groups. Rail shipments constituted 91% of total shipments. The 9% balance was shipped from our resource groups via truck.

Approximately 14% of our production is ultimately delivered via the inland waterway system. Coal is transported by rail or truck to docks on the Ohio, Big Sandy and Kanawha Rivers and then ultimately transported by barge to electric utilities, integrated steel producers and industrial consumers served by the inland waterway system. We also move approximately 8% of our coal production to Great Lakes Ports for transport beyond to various U.S. and Canadian customers.

Customers and Coal Contracts

We have coal supply commitments with a wide range of electric utilities, steel manufacturers, industrial customers and energy traders and brokers. By offering coal of both steam and metallurgical grades, we are able to serve a diverse customer base.

This market diversity allows us to adjust to changing market conditions and sustain high sales volumes. Many of our larger customers are well-established public utilities who have been customers of ours for a number of years.

We have contracts to supply coal to energy trading and brokering companies under which those companies sell such coal to the ultimate users. During 2002, the creditworthiness of the energy trading and brokering companies with which we do business declined, increasing the risk that we may not be able to collect payment for all coal sold and delivered to or on behalf of these energy trading and brokering companies. To mitigate credit-related risks in all customer classifications, we maintain a credit policy, which requires scheduled reviews of customer creditworthiness and continuous monitoring of customer news events which might have an impact on their financial condition. Negative credit performance or events may trigger the application of tighter terms of sale, requirements for collateral or, ultimately, a suspension of credit privileges.

As is customary in the coal industry, we continually enter into long-term contracts (exceeding one year in duration) with many of our customers. These arrangements allow customers to secure a supply for their future needs and provide us with greater predictability of sales volume and sales prices. For the year ended December 31, 2002, approximately 94% of our coal sales volume was pursuant to long-term contracts. We believe that in 2003, the percentage of sales pursuant to long-term arrangements will be comparable with the percentage of sales for 2002.

For 2003, we expect to produce 40 to 45 million tons of coal. In addition, we purchase coal from third-party coal producers from time to time to supplement production and resell this coal to our customers. As of December 31, 2002, we had commitments to purchase 2 million tons during 2003 and 0.7 million tons in 2004 and 2005. As of April 30, 2003, we had sales commitments for calendar years 2003 and 2004 of approximately 42 million tons and approximately 26 million tons, respectively.

Other Related Operations

We have other related operations and activities in addition to our normal coal production and sales business, including:

Appalachian Synfuel Plant

One of our subsidiaries, Marfork Coal Company, manages a synthetic fuel manufacturing facility located adjacent to the Marfork complex in Boone County, West Virginia. This facility converts coal products to synthetic fuel and has operated since June 1998. Appalachian Synfuel, LLC (“Appalachian Synfuel”), the entity that owns the facility, became a wholly owned subsidiary of our company in connection with the spin-off. Appalachian Synfuel has obtained a private letter ruling from the Internal Revenue Service (“IRS”) that provides that production from this synfuel facility qualifies the owner for tax credits pursuant to Section 29 of the Internal Revenue Code.

Because of our tax position, we were unable to utilize the tax credits generated by Appalachian Synfuel. In order to monetize the value of our investment, we sought to sell an interest in Appalachian Synfuel to an entity that could benefit currently from the tax credits generated. In order to facilitate such a transaction, the limited liability company agreement was amended to divide the ownership interest into three traunches, Series A, Series B and Series C.

Under the amended limited liability company agreement, the Series A owner generally is entitled to the risks and rewards of the first 475,000 tons of production, including the right to the related tax credits. The Series B owner is generally entitled to the risks and rewards of all excess production up to the rated capacity of 1.2 million tons. The Series C owner is entitled to the amount of working capital on the day of the sales transaction. The Series C owner is responsible for providing recourse working capital loans to Appalachian Synfuel going forward at a specified indexed interest rate. As a result, the Series C owner will fund the daily operations of Appalachian Synfuel. The Series C owner also has the responsibility at the end of the term of the operating agreement to wind up the affairs of Appalachian Synfuel, disposing of all assets and settling liabilities.

On March 15, 2001, and May 9, 2002, we, in a two part transaction, sold 99% of our Series A and Series B interests, respectively, in Appalachian Synfuel, contingent upon favorable IRS rulings, which were received in September 2001 and in June 2002, respectively. We received cash of $7.2 million, a recourse promissory note for $34.6 million that will be paid in quarterly installments of $1.9 million including interest, and a contingent promissory note that is paid on a cents per Section 29 credit dollar earned based on synfuel tonnage shipped. Deferred gains of $23.8 million and $11.9 million as of December 31, 2002 and October 31, 2001, respectively, are included in other noncurrent liabilities to be recognized ratably though 2007.

On June 27, 2003, the IRS issued Announcement 2003-46, announcing that it “had reason to question the scientific validity of test procedures and results” that had been used by some taxpayers to support requests for rulings that coal used as a feedstock for synthetic fuel has undergone a “significant chemical change.” Such a change is a requirement for the production of synthetic fuel to qualify for tax credits under Section 29 of the Internal Revenue Code. The IRS further stated in Announcement 2003-46 that, if it determines the test procedures and results in question do not demonstrate that a significant chemical change has occurred, it will take “appropriate action,” including the revocation of previously issued rulings relying on such procedures and results. We do not know whether the IRS’s industry-wide inquiry regarding test procedures and results will adversely affect credits for synthetic fuel produced by Appalachian Synfuel. If, however, credits claimed for the production of synthetic fuel by Appalachian Synfuel were to be disallowed, amounts payable to us under the promissory notes received upon the sale of interests in Appalachian Synfuel could be reduced, and we could be required to indemnify the purchaser of those interests for disallowed credits.

Westvaco Coal Handling Facility

We own and operate the coal unloading, storage and conveying facilities at Westvaco Corporation’s paper manufacturing facility in Covington, Virginia. We built the Westvaco coal handling facility in 1992 as a means of reducing coal transportation and handling costs for Westvaco Corporation, a long term industrial coal customer. The Westvaco coal handling facility operating agreement extends through 2007, and provides for fees to be paid to us on a per ton basis (annually adjusted) for coal handling services and allows us to supply 100% of the coal required by Westvaco’s paper manufacturing facility.

Eastman Chemical Company Coal Handling System

We own and operate coal unloading, storage and conveying facilities at Eastman Chemical Company’s facility in Kingsport, Tennessee. This facility, which we built, went into service in September 2002. The Eastman coal handling facility operating agreement extends through 2017 and provides that we will be paid certain fixed and/or per ton fees for leasing equipment, coal handling services and for operating and maintaining the Eastman coal handling facility.

Miscellaneous

We also engage in the sale of certain non-strategic assets such as timber, gas and oil rights as well as the sale of non-strategic surface properties and reserves.

Employee and Labor Relations

As of March 31, 2003, we had 4,313 employees, including 164 employees affiliated with the United Mine Workers of America. Relations with employees are generally good, and there have been no material work stoppages in the past 10 years.

Legal Proceedings

For information regarding certain legal proceedings to which we are parties, see “Risk Factors” and the documents incorporated by reference in this prospectus listed under “Documents Incorporated by Reference.”

We are parties to a number of other legal proceedings incident to our normal business activities. While we cannot predict the outcome of these proceedings, in our opinion, any liability arising from these matters individually and in the aggregate should not have a material adverse effect upon our consolidated financial position, cash flows or results of operations.

We are also party to numerous lawsuits and other legal proceedings related to the non-coal businesses previously conducted by us but now conducted by New Fluor. Under the terms of the distribution agreement entered into by us and New Fluor in connection with the spin-off, New Fluor has agreed to indemnify us with respect to all such legal proceedings and has assumed their defense.

DESCRIPTION OF THE NOTES

General

The notes are issued under an indenture between us and Wilmington Trust Company, as trustee, dated May 29, 2003, as supplemented from time to time (the “indenture”).

The following discussion summarizes the material provisions of the indenture under which the notes are issued. Because this is only a summary, it is not complete and does not describe every aspect of the notes and the indenture. Whenever there is a reference to particular defined terms of the indenture, the defined terms are incorporated by reference, and the statement is qualified in its entirety by that reference. Capitalized terms are terms that are defined in the indenture.

A copy of the indenture was filed with the SEC on Form 8-K, incorporated herein by reference, on May 30, 2003. You should read the indenture for provisions that may be important to you but which may not be included in this summary. See “Where You Can Find More Information” for information on how to obtain a copy of the indenture.

The notes will mature on May 15, 2023 unless earlier converted, redeemed or purchased. The notes were initially offered by us at a price to investors of $1,000 per note. You have the option, subject to fulfillment of certain conditions and during the periods described below, to convert your notes into shares of our common stock initially at a conversion rate of 51.573 shares of common stock per $1,000 principal amount of notes. This is equivalent to an initial conversion price of $19.39 per share of common stock based on the issue price of the notes. The conversion rate is subject to adjustment if certain events occur. Upon conversion of a note, you will receive only shares of our common stock and a cash payment to account for fractional shares.

If any interest payment date, maturity date, redemption date or purchase date (including upon the occurrence of a Fundamental Change, as described below) of a note falls on a day that is not a business day, the required payment will be made on the next succeeding business day with the same force and effect as if made on the date that the payment was due and no additional interest will accrue on that payment for the period from and after the interest payment date, maturity date, redemption date or purchase date (including upon the occurrence of a Fundamental Change), as the case may be, to the date of that payment on the next succeeding business day.

The notes are issued only in denominations of $1,000 principal amount and integral multiples of $1,000 principal amount. Notes are issued in an aggregate principal amount of $132,000,000.

As used in this prospectus, “business day” means, with respect to any note, any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York.

When we refer to “common stock,” we mean Massey Energy Company Common Stock, par value $0.625, which is the only outstanding class of our common stock.

Ranking

The notes are our direct, unsecured and unsubordinated obligations. The notes rank equal in priority with all of our existing and future unsecured and unsubordinated indebtedness and senior in right of payment to all of our existing and future subordinated indebtedness. The notes have the benefit of a guarantee from our subsidiary, A.T. Massey. The guarantee is a senior unsecured obligation of A.T. Massey and ranks on a parity with its other senior unsecured indebtedness. Under certain circumstances, as described under “Description of the Notes—Guarantee,” A.T. Massey will be released from all its obligations under its guarantee of the notes. As of March 31, 2003, after giving effect to the issuance of the notes, we had approximately $415 million of unsecured and unsubordinated long-term indebtedness outstanding, and our subsidiaries had approximately $42.2 million of long-term indebtedness outstanding. The notes will be structurally subordinated to all liabilities of our subsidiaries, except those of A.T. Massey. The indenture contains no restrictions on the amount of additional indebtedness that we may issue under it.

Guarantee

Payment of the principal, premium, if any, and interest, on the notes is fully and unconditionally guaranteed by our subsidiary, A.T. Massey. A.T. Massey’s guarantee ranks equal in right of payment with all existing and future senior unsecured indebtedness of A.T. Massey. A.T. Massey’s guarantee is structurally subordinated to all liabilities of its subsidiaries, including trade payables, to the extent A.T. Massey depends on dividends from its subsidiaries to meet its obligations, and is effectively subordinated to any of our secured debt or secured debt of A.T. Massey. In addition to the guarantee provided by A.T. Massey on the notes, A.T. Massey also guarantees our $283 million aggregate principal amount of 6.95% Senior Notes due 2007. A.T. Massey is the borrower under our new $355 million credit facility.

The indenture provides that, unless A.T. Massey is released from its guarantee of the notes as described in the next succeeding paragraph, A.T. Massey may not consolidate or merge with or into (whether or not A.T. Massey is the surviving person) another person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets to another person unless the person formed by or surviving such consolidation or merger (if other than A.T. Massey) or the acquiring person assumes all the obligations of A.T. Massey under the indenture and the notes pursuant to a supplemental indenture, in a form reasonably satisfactory to the trustee. The foregoing does not prohibit a merger between Massey Energy and A.T. Massey.

If at any time A.T. Massey is no longer the primary obligor or a guarantor of our existing or future revolving credit facilities or other long-term debt, then A.T. Massey will be released, at our option, from all its obligations under its guarantee of the notes.

A.T. Massey, together with its subsidiaries, accounts for substantially all of our total assets and all of our total revenues.

Interest

The notes bear interest at a rate of 4.75% per annum. Interest is payable semi-annually in arrears on May 15 and November 15 of each year, commencing November 15, 2003.

Interest will be paid to the person in whose name each note is registered at the close of business on the fifteenth calendar day immediately preceding each semi-annual interest payment date (whether or not a business day); provided, however, interest payable upon redemption or purchase by us will be paid to the person to whom principal is payable, unless the redemption date or purchase date, as the case may be, is an interest payment date. Interest is calculated on the basis of a 360-day year, consisting of twelve 30-day months, and accrues from May 29, 2003 or from the most recent interest payment date to which interest has been paid or duly provided for.

Optional Redemption

No sinking fund is provided for the notes. Prior to May 20, 2009, the notes are not redeemable. On or after May 20, 2009, we may redeem for cash all or part of the notes at any time for a price equal to 100% of the principal amount of the notes to be redeemed plus any accrued and unpaid interest to but excluding the redemption date. We will provide not less than 30 nor more than 60 days notice mailed to each registered holder of the notes to be redeemed. If the redemption notice is given and funds deposited as required, then interest will cease to accrue on and after the redemption date on the notes or portions of such notes called for redemption.

If we decide to redeem fewer than all of the outstanding notes, the trustee will select the notes to be redeemed (in principal amounts of $1,000 or integral multiples thereof) by lot, or on a pro rata basis or by another method the trustee considers fair and appropriate.

If the trustee selects a portion of your notes for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be from the portion selected for redemption.

Conversion Rights

Subject to the conditions and during the periods described below, holders may convert each of their notes into shares of our common stock initially at a conversion rate of 51.573 shares of common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of $19.39 per share of common stock based on the issue price per note). The conversion rate and the equivalent conversion price in effect at any given time are referred to as the “applicable conversion rate” and the “applicable conversion price,” respectively, and are subject to adjustment as described below. A holder may convert fewer than all of such holder’s notes so long as the notes converted are an integral multiple of $1,000 principal amount.

Upon conversion of notes, a holder will not receive any cash payment of interest (unless such conversion occurs between a regular record date and the interest payment date to which it relates) and we will not adjust the conversion rate to account for accrued and unpaid interest. Our delivery to the holder of the full number of shares of our common stock into which the note is convertible, together with any cash payment for such holder’s fractional shares, will satisfy our obligation to pay the note. For a discussion of the tax treatment to you of receiving our common stock upon conversion, see “Certain United States Federal Income Tax Considerations.” The trustee is currently acting as the conversion agent.

If a holder converts notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of shares of our common stock upon the conversion, unless the tax is due because the holder requests the shares to be issued or delivered to a person other than the holder, in which case the holder will pay that tax.

If a holder wishes to exercise its conversion right, such holder must deliver an irrevocable conversion notice, together, if the notes are in certificated form, with the certificated security, to the conversion agent along with appropriate endorsements and transfer documents, if required, and pay any transfer or similar tax, if required. The conversion agent will, on the holder’s behalf, convert the notes into shares of our common stock. Holders may obtain copies of the required form of the conversion notice from the conversion agent. A certificate, or a book-entry transfer through DTC, for the number of full shares of our common stock into which any notes are converted, together with a cash payment for any fractional shares, will be delivered through the conversion agent as soon as practicable, but no later than the fifth business day, following the conversion date.

If a holder has already delivered a purchase notice as described under either “—Purchase of Notes by Us at the Option of the Holder” or “—Fundamental Change Requires Purchase of the Notes by Us at the Option of the Holder” with respect to a note, however, the holder may not surrender that note for conversion until the holder has withdrawn the purchase notice in accordance with the indenture.

Holders of notes at the close of business on a regular record date will receive payment of interest payable on the corresponding interest payment date notwithstanding the conversion of such notes at any time after the close of business on the applicable regular record date. Notes surrendered for conversion by a holder during the period from the close of business on any regular record date to the opening of business on the next interest payment date must be accompanied by payment of an amount equal to the interest that the holder is to receive on the notes; provided, however, that no such payment need be made if (1) we have specified a redemption date that is after a record date and on or prior to the next interest payment date, (2) we have specified a purchase date following a Fundamental Change that is during such period or (3) only to the extent of overdue interest, any overdue interest exists at the time of conversion with respect to such note.

Holders may surrender their notes for conversion into shares of our common stock prior to stated maturity in only the following circumstances.

Conversion Upon Satisfaction Of Sale Price Condition

A holder may surrender any of its notes for conversion into shares of our common stock in any calendar quarter after the quarter ending June 30, 2003 (and only during such calendar quarter) if the last reported sale price of our common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous calendar quarter is greater than or equal to 120% of the applicable conversion price per share of our common stock on such last trading day.

The “last reported sale price” of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and asked prices or, if more than one in either case, the average of the average bid and the average asked prices) on that date as reported in composite transactions for the principal U.S. securities exchange on which our common stock is traded or, if our common stock is not listed on a U.S. national or regional securities exchange, as reported by the Nasdaq National Market.

If our common stock is not listed for trading on a U.S. national or regional securities exchange and not reported by the Nasdaq National Market on the relevant date, the “last reported sale price” will be the last quoted bid price for our common stock in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization.

If our common stock is not so quoted, the “last reported sale price” will be the average of the mid-point of the last bid and asked prices for our common stock on the relevant date from each of at least three nationally recognized independent investment banking firms selected by us for this purpose.

Conversion Upon Notice Of Redemption

If we call any or all of the notes for redemption, holders may convert notes into our common stock at any time prior to the close of business on the second business day immediately preceding the redemption date, even if the notes are not otherwise convertible at such time. If a holder already has delivered a purchase notice with respect to a note, however, the holder may not surrender that note for conversion until the holder has withdrawn the purchase notice in accordance with the indenture.

Conversion Upon Specified Corporate Transactions

If we elect to:

•	distribute to all holders of our common stock certain rights entitling them to purchase, for a period expiring within 45 days after the date of the distribution, shares of our common stock at less than the last reported sale price of a share of our common stock on the trading day immediately preceding the declaration date of the distribution, or

•	distribute to all holders of our common stock our assets, debt securities or certain rights to purchase our securities, which distribution has a per share value as determined by our board of directors exceeding 15% of the last reported sale price of a share of our common stock on the trading day immediately preceding the declaration date of the distribution, we must notify the holders of the notes at least 20 business days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of the close of business on the business day immediately prior to the ex-dividend date or our announcement that such distribution will not take place, even if the notes are not otherwise convertible at such time. No holder may exercise this right to convert if the holder otherwise may participate in the distribution without conversion. The ex-dividend date is the first date upon which a sale of the common stock does not automatically transfer the right to receive the relevant distribution from the seller of the common stock to its buyer.

In addition, if we are party to a consolidation, merger or binding share exchange pursuant to which our common stock would be converted into cash or property other than securities, a holder may surrender notes for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual effective date of such transaction. If we engage in certain reclassifications of our common stock or are a party to a consolidation, merger, binding share exchange or transfer of all or substantially all of our assets pursuant to which our common stock is converted into cash, securities or other property, then at the effective time of the transaction, the right to convert a note into our common stock will be changed into a right to convert a note into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted its notes immediately prior to the applicable record date for such transaction. If we engage in any transaction described in the preceding sentence, the conversion rate will not be adjusted. If the transaction also constitutes a Fundamental Change, as defined below, a holder can require us to purchase all or a portion of its notes as described below under “—Fundamental Change Requires Purchase of the Notes by Us at the Option of the Holder.”

Conversion Upon Credit Ratings Event

You may surrender your notes for conversion into our common stock prior to maturity during any period in which (a) the long-term credit rating assigned to the notes by both Moody’s and Standard & Poor’s is lower than B3 and B-, respectively, (b) both Moody’s and Standard & Poor’s no longer rate the notes or have withdrawn their ratings with respect to the notes, or (c) either Moody’s or Standard & Poor’s no longer rate the notes or have withdrawn or suspended such rating and the remaining rating is lower than B3 or B-, as applicable. References to Moody’s and Standard & Poor’s shall include any successors to these entities.

Conversion Rate Adjustments

The conversion rate is subject to adjustment, without duplication, upon the occurrence of any of the following events:

(1)	the payment of dividends, or distributions, of common stock on common stock;

(2)	the issuance to all holders of common stock of rights, warrants or options (other than pursuant to any dividend reinvestment or share purchase plans) entitling them, for a period of up to 45 days from the date of issuance of the rights, warrants or options to subscribe for or purchase common stock at less than the current market price thereof;

(3)	subdivisions, splits and combinations of common stock;

(4)	distributions to all holders of common stock of evidences of our indebtedness, shares of capital stock, securities, cash, property or assets (excluding any dividend or distribution covered by clause (1) or (2) above and any dividend or distribution paid exclusively in cash); in the event that we make a distribution to all holders of our common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sales prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such dividend or distribution on the New York Stock Exchange or such other national or regional exchange or market on which the securities are then listed or quoted;

(5)	distributions consisting exclusively of cash to all holders of outstanding shares of common stock in an aggregate amount that, together with (a) other all-cash distributions made within the preceding 12 months and (b) any cash and the fair market value, as of the expiration of the tender or exchange offer (other than consideration payable in respect of any odd-lot tender offer) by us or any of our subsidiaries for shares of common stock concluded within the preceding 12 months, exceeds the product of $0.16 (appropriately adjusted from time to time for any stock dividends on or subdivisions or combinations of our common stock) multiplied by the number of shares of common stock outstanding on the record date for such distribution; or

(6)	the successful completion of a tender or exchange offer made by us or any of our subsidiaries for shares of common stock which involves an aggregate consideration that, together with (a) any cash and the fair market value of other consideration payable in respect of any tender or exchange offer (other than consideration payable in respect of any odd-lot tender offer) by us or any of our subsidiaries for the common stock concluded within the preceding 12 months and (b) the aggregate amount of any all-cash distributions to all holders of shares of common stock within the preceding 12 months, exceeds the product of $0.16 (appropriately adjusted from time to time for any stock dividends on or subdivisions or combinations of our common stock) multiplied by the number of shares of common stock outstanding on the expiration of the tender or exchange offer.

In addition to these adjustments, we may increase the conversion rate as our board of directors deems advisable to avoid or diminish any income tax to holders of our capital stock resulting from any dividend or distribution of capital stock (or rights to acquire capital stock) or from any event treated as such for income tax purposes. We may also, from time to time, to the extent permitted by applicable law, increase the conversion rate by any amount for any period of at least 20 days if our board of directors has determined that such increase would be in our best interests. If our board of directors makes such a determination, it will be conclusive. We will give holders of notes at least 15 days notice of such an increase in the conversion rate. For a discussion of the United States federal income tax treatment of an adjustment to the conversion rate of the notes, see “Certain United States Federal Income Tax Considerations—U.S. Holders—Deemed Distributions.”

The “current market price” per share of common stock on any day means the average of the daily closing prices for the five consecutive trading days selected by us commencing not more than 30 trading days before, and ending not later than, the earlier of the day in question (including upon the occurrence of a Fundamental Change) and the day before the “ex-dividend trading” with respect to the issuance or distribution requiring the computation. For purposes of this paragraph, the term “ex-dividend trading,” when used with respect to any issuance or distribution, will mean the first date on which the common stock trades regular way on the applicable exchange or in the applicable market without the right to receive the issuance or distribution.

If at any time we were to make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for United States federal income tax purposes and, in accordance with the anti-dilution provisions of the notes, the conversion rate of the notes is increased, such increase might be deemed to be the payment of a taxable dividend to holders of the notes.

No adjustment to the conversion rate or the ability of a holder of a note to convert will be made if the holder will otherwise participate in the distribution without conversion or in certain other cases.

The applicable conversion rate will not be adjusted:

•	upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

•	upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

•	upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued;

•	for a change in the par value of the common stock; or

•	for accrued and unpaid interest.

Adjustments to the applicable conversion rate will be calculated to the nearest 1/10,000th of a share. No adjustment in the applicable conversion rate will be required unless the adjustment would require an increase or decrease of at least 1% of the applicable conversion rate. However, any adjustments which are not required to be made because they would have required an increase or decrease of less than 1% will be carried forward and taken into account in any subsequent adjustment.

Purchase Of Notes By Us At The Option Of The Holder

Holders have the right to require us to purchase all or a portion of their notes on May 15, 2009, May 15, 2013 and May 15, 2018 (each, a “purchase date”). We will be required to purchase any outstanding notes for which a holder delivers a written purchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the relevant purchase date until the close of business on the fifth business day prior to the purchase date. If the purchase notice is given and withdrawn during such period, we will not be obligated to purchase the related notes. Also, as described in the “Risk Factors” section of this prospectus under the caption “We may not have the ability to raise the funds necessary to purchase the notes upon a Fundamental Change or other purchase date, as required by the Indenture governing the notes,” we may not have funds sufficient to purchase the notes when we are required to do so.

The purchase price payable will be equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest to but excluding the purchase date.

Any notes purchased by us on May 15, 2009 will be paid for in cash. For the May 15, 2013 and May 15, 2018 purchase dates, we may choose to pay the purchase price in cash or shares of our common stock or a combination of cash and shares of our common stock, provided that we will pay any accrued and unpaid interest in cash. If we elect to pay the repurchase price, in whole or in part, in shares of our common stock, the number of shares to be delivered in exchange for the portion of the repurchase price to be paid in our common stock will be equal to that portion of the repurchase price divided by 97.5% of the average closing sale price of our common stock for the five trading days ending on the third business day prior to the applicable repurchase date (appropriately adjusted to take into account the occurrence of certain events that would result in an adjustment of the conversion rate with respect to our common stock) (such average closing price being referred to herein as the “market price”). We will not, however, deliver fractional shares in repurchases using shares of our common stock as consideration. Note holders who would otherwise be entitled to receive fractional shares will instead receive cash in an amount equal to the market price of a share of our common stock multiplied by such fraction. For a discussion of the United States federal income tax treatment of a holder receiving cash, shares of common stock or any combination thereof, see “Certain United States Federal Income Tax Considerations.”

On or before the 20th business day prior to each purchase date, we will provide to the trustee, the paying agent and to all holders of the notes at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, a notice stating, among other things:

•	whether we will pay the purchase price of the notes in cash, in shares of our common stock, or any combination thereof, specifying the percentages of each; and

•	the procedures that holders must follow to require us to purchase their notes.

Simultaneously with providing such notice, we will publish a notice containing this information in a newspaper of general circulation in The City of New York or publish the information on our web site or through such other public medium as we may use at that time.

A notice electing to require us to purchase your notes must state:

•	if certificated notes have been issued, the certificate numbers of the notes;

•	the portion of the principal amount of notes to be purchased, in integral multiples of $1,000;

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture; and

•	for the May 15, 2013 and May 15, 2018 purchase dates, in the event we elect, pursuant to the notice that we are required to give, to pay the purchase price in shares of our common stock, in whole or in part, but the purchase price is ultimately to be paid to the holder entirely in cash because any of the conditions to payment of the purchase price or portion of the purchase price in shares of our common stock is not satisfied prior to the close of business on the last business day prior to the purchase date, whether you elect:

(1) to withdraw the purchase notice as to some or all of the notes to which it relates; or

(2) to receive cash in respect of the entire purchase price for all notes or portions of notes subject to the purchase notice.

If you fail to indicate your choice with respect to the election described in the final bullet point above, you will be deemed to have elected to receive cash in respect of the entire purchase price for all notes subject to the purchase notice in these circumstances.

No notes may be purchased at the option of holders if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the purchase price of the notes.

You may withdraw any purchase notice in whole or in part by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the purchase date. The notice of withdrawal must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes; and

•	the principal amount, if any, which remains subject to the purchase notice.

If the notes are not in certificated form, your notice must comply with appropriate DTC procedures.

If we elect, for either the May 15, 2013 or May 15, 2018 purchase date, to pay the purchase price, in whole or in part, in shares of our common stock, we will pay cash based on the market price of our common stock for all fractional shares.

If we elect to pay the purchase price, in whole or in part, in shares of common stock, the number of shares of common stock to be delivered by us will be equal to the portion of the purchase price to be paid in common stock divided by the market price of a share of our common stock.

Because the market price of our common stock is determined prior to the applicable purchase date, you will bear the market risk with respect to the value of our common stock to be received from the date the market price is determined to the purchase date.

Our right to purchase notes, in whole or in part, with common stock is subject to various conditions, including:

•	our providing timely written notice, as described above, of our election to purchase all or part of the notes with our common stock;

•	our common stock then being listed on a national securities exchange or quoted on the Nasdaq National Market;

•	information necessary to calculate the market price of our common stock being published in a daily newspaper of national circulation;

•	registration of the common stock under the Securities Act and the Exchange Act, if required; and

•	our obtaining any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

If those conditions are not satisfied with respect to a holder prior to the close of business on the purchase date, we will pay the purchase price of the notes of the holder entirely in cash. We may not change the form or components or percentages of components of consideration to be paid for the notes once we have given the notice that we are required to give to holders of notes, except as described in the first sentence of this paragraph.

Upon determination of the actual number of shares of our common stock to be paid upon redemption of the notes, we will issue a press release containing such number of shares.

If the notes are not in certificated form, your notice must comply with appropriate DTC procedures. You must either effect book-entry transfer or deliver the notes, together with necessary endorsements, to the office of the paying agent after delivery of the purchase notice to receive payment of the purchase price. You will receive payment promptly following the later of the purchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money or securities sufficient to pay the purchase price of the notes on the business day following the purchase date, then:

•	the notes will cease to be outstanding and interest will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the purchase price upon delivery or transfer of the notes).

Fundamental Change Requires Purchase Of The Notes By Us At The Option Of The Holder

If a Fundamental Change (as defined below in this section) occurs at any time prior to May 15, 2009, you will have the right, at your option, to require us to purchase any or all of your notes for cash, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000. The cash price we are required to pay is equal to 100% of the principal amount of the notes to be purchased plus accrued and unpaid interest to but excluding the Fundamental Change purchase date. If a Fundamental Change occurs on or after May 15, 2009, no holder will have a right to require us to purchase any notes, except as described above under “—Purchase of Notes by Us at the Option of the Holder.”

A “Fundamental Change” will be deemed to have occurred at the time after the notes are originally issued that any of the following occurs:

•	a “person” or “group” within the meaning of Section 13(d) of the Exchange Act other than us, our subsidiaries or our or their employee benefit plans, files a Schedule TO or any schedule, form or report under the Exchange Act disclosing that such person or group has become the direct or indirect ultimate “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of our common equity representing more than 50% of the voting power of our common equity entitled to vote generally in the election of directors; or

•	consummation of any share exchange, consolidation or merger of us pursuant to which our common stock will be converted into cash, securities or other property, or any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of us and our subsidiaries, taken as a whole, to any person other than us or one or more of our subsidiaries; provided, however, that a transaction where the holders of our common equity immediately prior to such transaction have directly or indirectly, more than 50% of the aggregate voting power of all classes of common equity of the continuing or surviving corporation or transferee entitled to vote generally in the election of directors immediately after such event shall not be a Fundamental Change.

A Fundamental Change will not be deemed to have occurred in respect of either of the foregoing, however, if either:

•	the last reported sale price of our common stock for any five trading days within the 10 consecutive trading days ending immediately before the later of the Fundamental Change or the public announcement thereof, equals or exceeds 105% of the applicable conversion price of the notes immediately before the Fundamental Change or the public announcement thereof, or

•	at least 90% of the consideration, excluding cash payments for fractional shares, in the transaction or transactions constituting the Fundamental Change consists of shares of capital stock traded on a national securities exchange or quoted on the Nasdaq National Market or which will be so traded or quoted when issued or exchanged in connection with a Fundamental Change (these securities being referred to as “publicly traded securities”) and as a result of this transaction or transactions the notes become convertible into such publicly traded securities, excluding cash payments for fractional shares.

For purposes of the above paragraph the term capital stock of any person means any and all shares (including ordinary shares or American Depositary Shares), interests, participations, or other equivalents however designated of corporate stock or other equity participations, including partnership interests, whether general or limited, of such person and any rights (other than debt securities convertible or exchangeable into an equity interest), warrants or options to acquire an equity interest in such person.

On or before the 30th day after the occurrence of a Fundamental Change, we will provide to all holders of the Notes and the Trustee and paying agent a notice of the occurrence of the Fundamental Change and of the resulting purchase right. Such notice shall state, among other things:

•	the events causing a Fundamental Change;

•	the date of the Fundamental Change;

•	the last date on which a holder may exercise the purchase right;

•	the Fundamental Change purchase price;

•	the Fundamental Change purchase date;

•	the name and address of the paying agent and the conversion agent;

•	the applicable conversion rate and any adjustments to the applicable conversion rate;

•	the Notes with respect to which a Fundamental Change purchase notice has been given by the holder may be converted only if the holder withdraws the Fundamental Change purchase notice in accordance with the terms of the Indenture; and

•	the procedures that holders must follow to require us to purchase their Notes.

Simultaneously with providing such notice, we will publish a notice containing this information in a newspaper of general circulation in The City of New York or publish the information on our web site or through such other public medium as we may use at that time.

To exercise the purchase right, you must deliver prior to the close of business on the business day immediately preceding the purchase date, subject to extension to comply with applicable law, the notes to be purchased, duly endorsed for transfer, together with a written purchase notice and the form entitled “Form of Fundamental Change Purchase Notice” on the reverse side of the notes duly completed, to the paying agent. Your purchase notice must state:

•	if certificated, the certificate numbers of your notes to be delivered for purchase;

•	the portion of the principal amount of notes to be purchased, which must be $1,000 or an integral multiple thereof;

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

If the notes are not in certificated form, your notice must comply with appropriate DTC procedures.

You may withdraw any purchase notice (in whole or in part) by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the Fundamental Change purchase date. The notice of withdrawal shall state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes; and

•	the principal amount, if any, which remains subject to the purchase notice.

If the notes are not in certificated form, your notice must comply with appropriate DTC procedures.

We will be required to purchase the Notes no later than 35 days after the date of our notice of the occurrence of the relevant Fundamental Change subject to extension to comply with applicable law. You will receive payment of the Fundamental Change purchase price promptly following the later of the Fundamental Change purchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money or securities sufficient to pay the Fundamental Change purchase price of the notes on the business day following the Fundamental Change purchase date, then:

•	the notes will cease to be outstanding and interest will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the Fundamental Change purchase price upon delivery or transfer of the notes).

The rights of the holders to require us to purchase their notes upon a Fundamental Change could discourage a potential acquirer of us. The Fundamental Change purchase feature, however, is not the result of management’s knowledge of any specific effort to accumulate shares of our common stock, to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Fundamental Change purchase feature is a standard term contained in other offerings of debt securities similar to the notes that have been marketed by the initial purchasers. The terms of the Fundamental Change purchase feature resulted from negotiations between the initial purchasers and us.

The term Fundamental Change is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to purchase the notes upon a Fundamental Change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

At the option of the holders, no notes may be purchased upon a Fundamental Change if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the Fundamental Change purchase price of the notes.

The definition of Fundamental Change includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of our consolidated assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of the notes to require us to purchase its notes as a result of the conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

If a Fundamental Change were to occur, we may not have enough funds to pay the Fundamental Change purchase price. See “Risk Factors” under the caption “We may not have the ability to raise the funds necessary to purchase the notes upon a Fundamental Change or other Purchase Date, as required by the indenture governing the notes.” If we fail to purchase the notes when required following a Fundamental Change, we will be in default under the indenture. In addition, we have, and may in the future incur, other indebtedness with similar change in control provisions permitting our holders to accelerate or to require us to purchase our indebtedness upon the occurrence of similar events or on some specific dates.

Mergers And Sales Of Assets

We may not consolidate or merge with or into any other person, including any other entity, or convey, transfer or lease all or substantially all of our properties and assets to any person or group of affiliated persons unless:

•	we are the continuing corporation or the person, if other than us, formed by such consolidation or with which or into which we are merged or the person or group of affiliated persons to which all or substantially all our properties and assets are conveyed, transferred or leased is a corporation organized and existing under the laws of the United States, any of its states or the District of Columbia and expressly assumes our obligations under the notes and the indenture; and

•	immediately after giving effect to the transaction, there is no default and no event of default under the indenture.

If we consolidate with or merge into any other corporation or convey, transfer or lease all or substantially all of our property and assets as described in the preceding paragraph, the successor corporation shall succeed to and be substituted for us, and may exercise our rights and powers under the indenture, and after any such contemplated transaction, except in the case of a lease, we will be relieved of all obligations and covenants under the indenture and the notes.

Although these types of transactions are permitted under the indenture, certain of the foregoing transactions occurring prior to May 15, 2009 could constitute a Fundamental Change (as defined above) permitting each holder to require us to purchase the notes of such holder as described above.

Events Of Default

Each of the following constitutes an event of default with respect to the notes:

•	default in the payment of any interest when it becomes due and payable, and continuance of such default for a period of 30 days;

•	default in the payment of principal of or any premium on any note when it becomes due and payable;

•	failure to pay when due any interest on any note that continues for 60 days;

•	default in our obligation to purchase notes upon the occurrence of a Fundamental Change or exercise by a holder of its option to require us to purchase such holder’s notes;

•	default in our obligation to redeem notes after we have exercised our redemption option;

•	default in our obligation to satisfy our conversion obligation upon exercise of a holder’s conversion right;

•	default in the performance, or breach, of any covenant or warranty of ours or of A.T. Massey in the indenture and continuance of such default or breach for a period of 90 days after written notice thereof to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the outstanding notes;

•	a default under any debt by us or any subsidiary of ours that results in the acceleration of the maturity of such debt or failure to pay any such debt, or failure to pay any such debt at maturity, in an aggregate amount greater than $25 million or its foreign currency equivalent at the time and such debt is not discharged or the acceleration is not annulled within seven days of written notice of acceleration;

•	the guarantee with respect to the notes ceases to be in full force and effect (other than in accordance with the terms of such guarantee and the indenture) or is declared null and void and unenforceable or found to be invalid or A.T. Massey denies its liability in writing under the guarantee (other than by reason of a release of A.T. Massey from the guarantee in accordance with the terms of the indenture and such guarantee); and

•	certain events of bankruptcy, insolvency and reorganization.

If an event of default (other than an event of default specified in the last bullet point above) occurs and is continuing, then and in every such case the trustee, by written notice to us, or the holders of not less than 25% in aggregate principal amount of the then outstanding notes, by written notice to us and the trustee, may declare the unpaid principal of and accrued and unpaid interest and liquidated damages, if any, on all the notes then outstanding to be due and payable. Upon such declaration, such principal amount and accrued and unpaid interest and liquidated damages, if any, will become immediately due and payable, notwithstanding anything contained in the indenture or the notes to the contrary. If any event of default specified in the last bullet point above occurs, all unpaid principal of, and premium, if any, and accrued and unpaid interest and liquidated damages, if any, on the notes then outstanding will automatically become due and payable without any declaration or other act on the part of the trustee or any holder of notes.

Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to the provisions of the indenture relating to the duties of the trustee, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request, order or direction of any of the holders, unless such holders have offered to the trustee a security or an indemnity satisfactory to it against any cost, expense or liability. Subject to all provisions of the indenture and applicable law, the holders of a majority in aggregate principal amount of the then outstanding notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

If a default or event of default occurs and is continuing and is known to the trustee, the indenture requires the trustee to mail a notice of default or event of default to each holder within 60 days of the occurrence of such default or event of default. However, the trustee may withhold from the holders notice of any continuing default or event of default (except a default or event of default in the payment of principal of, interest or liquidated damages, if any, on the notes) if it determines in good faith that withholding notice is in their interest. The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may rescind any acceleration of the notes and its consequences if all existing events of default (other than the nonpayment of principal of, interest and liquidated damages, if any, on the notes that has become due solely by virtue of such acceleration) have been cured or waived and if the rescission would not conflict with any judgment or decree of any court of competent jurisdiction. No such rescission will affect any subsequent default or event of default or impair any right consequent thereto.

The holders of a majority in aggregate principal amount of the notes then outstanding may, on behalf of the holders of all the notes, waive any past default or event of default under the indenture and its consequences, except default in the payment of principal of, or interest on the notes (other than the non-payment of principal of, interest and liquidated damages, if any, and interest on the notes that has become due solely by virtue of an acceleration that has been duly rescinded as provided above) or in respect of a covenant or provision of the indenture that cannot be modified or amended without the consent of all holders of notes.

We are required to deliver to the trustee annually a statement regarding compliance with the indenture and are required, upon becoming aware of any default or event of default, to deliver to the trustee a statement specifying such default or event of default.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the indenture or the notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for notes), and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes (including consents obtained in connection with a tender offer or exchange offer for notes).

Without the consent of each holder affected, an amendment or waiver may not:

•	reduce the percentage of the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

•	reduce the principal of or change the fixed maturity of any note;

•	reduce the rate of or change the time for payment of interest on any notes;

•	waive a default or event of default in the payment of principal of or interest or liquidated damages, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

•	make any note payable in money other than that stated in the indenture and the notes;

•	make any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of notes to receive payments of principal of or interest or liquidated damages, if any, on the notes;

•	except as permitted by the indenture, increase the conversion price or modify the provisions of the indenture relating to conversion of the notes in a manner adverse to the holders;

•	make any change to the abilities of holders of notes to enforce their rights under the indenture or the foregoing provisions or this provision;

•	reduce the redemption price, purchase price or Fundamental Change purchase price of the notes; or

•	make any change that adversely affects the right to convert the notes.

Notwithstanding the foregoing, without the consent of any holder, we and the trustee may amend or supplement the indenture or the notes to:

•	cure any ambiguity, defect or inconsistency or make any other changes in the provisions of the indenture which they may deem necessary or desirable, provided such amendment does not materially and adversely affect the notes;

•	provide for uncertificated notes in addition to or in place of certificated notes;

•	provide for the assumption of our obligations to holders of notes in the circumstances required under the indenture as described under “—Mergers and Sales of Assets;”

•	provide for exchange rights of holders of notes in certain events such as our consolidation or merger or the sale of all or substantially all of our assets;

•	reduce the conversion price;

•	evidence and provide for the acceptance of the appointment under the indenture of a successor trustee;

•	make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder; or

•	comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939.

Governing Law

The indenture provides that the notes are governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law.

Discharge

We may satisfy and discharge our obligations under the indenture by delivering to the securities registrar for cancellation all outstanding notes or by depositing with the trustee or delivering to the holders, as applicable, after the notes have become due and payable, whether at stated maturity, or any redemption date, or any purchase date, or upon conversion or otherwise, cash or shares of common stock sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture by us. Such discharge is subject to terms contained in the indenture.

Calculations In Respect Of Notes

We are responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determinations of the market prices of our common stock, accrued interest payable on the notes and the conversion price of the notes. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of notes. We will provide a schedule of our calculations to each of the trustee and the conversion agent, and each of the trustee and conversion agent is entitled to rely upon the accuracy of our calculations without independent verification. The trustee will forward our calculations to any holder of notes upon the request of that holder.

Form, Exchange, Registration And Transfer

The notes are issued in registered form, without interest coupons. We will not charge a service charge for any registration of transfer or exchange of the notes. We may, however, require the payment of any tax or other governmental charge payable for that registration. Holders may present notes for conversion, registration of transfer and exchange at the office maintained by us for such purpose, which will initially be the Corporate Trust Office of the Trustee in The City of New York.

The notes are exchangeable for other notes, for the same total principal amount and for the same terms but in different authorized denominations in accordance with the indenture. The security registrar may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the indenture.

We have appointed the trustee as security registrar for the notes. We may at any time rescind that designation or approve a change in the location through which any registrar acts. We are required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional registrars for the notes.

In the case of any redemption, the security registrar will not be required to register the transfer or exchange of any notes:

•	during a period of 15 days before any selection of notes for redemption;

•	if the notes have been called for redemption in whole or in part, except the unredeemed portion of any notes being redeemed in part; or

•	in respect of which a purchase notice has been given and not withdrawn, except the portion of the note not purchased of any note being purchased in part.

The registered holder of a note will be treated as the owner of it for all purposes.

Replacement of Notes

We will replace any notes that become mutilated, destroyed, stolen or lost at the expense of the holder upon delivery to the trustee of the mutilated notes or evidence of the loss, theft or destruction satisfactory to us and the trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and us may be required at the expense of the holder of the note before a replacement note will be issued.

Payment of Stamp and Other Taxes

We will pay all stamp and other duties, if any, which may be imposed by the United States or any political subdivision thereof or taxing authority thereof or therein with respect to the issuance of the notes. We will not be required to make any payment with respect to any other tax, assessment or governmental charge imposed by any government or any political subdivision thereof or taxing authority thereof or therein.

Book-Entry; Delivery and Form; Global Note

The notes were issued only in the form of a single, permanent global note in definitive, fully-registered form without interest coupons. The global note is deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC in New York, New York for the accounts of participants in DTC.

Except in the limited circumstances described below, holders of notes represented by interests in the global note will not be entitled to receive notes in definitive form.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York Uniform Commercial Code and a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of institutions that have accounts with DTC (which we refer to as “participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (which may include the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

Ownership of beneficial interests in the global note will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global note will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants’ interests) and such participants (with respect to the owners of beneficial interests in the global note other than participants).

So long as DTC or its nominee is the registered holder and owner of the global note, DTC or such nominee, as the case may be, will be considered the sole legal owner of the notes represented by the global note for all purposes under the indenture and the notes. Except as set forth below, owners of beneficial interests in the global note will not be entitled to receive notes in definitive form and will not be considered to be the owners or holders of any notes under the global note. We understand that under existing industry practice, in the event an owner of a beneficial interest in the global note desires to take any actions that DTC, as the holder of the global note, is entitled to take, DTC would authorize the participants to take such action, and that participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them. No beneficial owner of an interest in the global note will be able to transfer the interest except in accordance with DTC’s applicable procedures, in addition to those provided for under the indenture and, if applicable, those of Euroclear and Clearstream.

Payments of the principal of, premium, if any, and interest and liquidated damages, if any, on the notes represented by the global note registered in the name of and held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner and holder of the global note.

We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of the global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global note as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for accounts of customers registered in the names of nominees for such customers. Such payments, however, will be the responsibility of such participants and indirect participants, and neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or the relationship between such participants and the owners of beneficial interests in the global note.

Unless and until it is exchanged in whole or in part for notes in definitive form, the global note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

Cross-market transfers between DTC, on the one hand, and directly or indirectly through Euroclear or Clearstream participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (Brussels time). Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in the global note from a DTC participant will be credited during the securities settlement processing day (which must be a business day for Euroclear or Clearstream, as the case may be) immediately following the DTC settlement date, and such credit of any transactions interests in the global note settled during such processing day will be reported to the relevant Euroclear or Clearstream participant on such day. Cash received in Euroclear or Clearstream as a result of sales of interests in the global note by or through a Euroclear or Clearstream participant to a DTC participant will be received with value on the DTC settlement date, but will be available in the relevant Euroclear or Clearstream cash account only as of the business day following settlement in DTC.

We expect that DTC will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the global note is credited and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the notes, DTC will exchange the global note for notes in definitive form, which it will distribute to its participants.

Although we expect that DTC, Euroclear and Clearstream will agree to the foregoing procedures in order to facilitate transfers of interests in the global note among participants of DTC, Euroclear, and Clearstream, DTC, Euroclear and Clearstream are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

If DTC is at any time unwilling to continue as a depositary for the global note and a successor depositary is not appointed by us within 90 days, we will issue notes in fully registered, definitive form in exchange for the global note.

Notices

Except as otherwise described herein, notice to registered holders of the notes will be given by mail to the addresses as they appear in the security register. Notices will be deemed to have been given on the date of such mailing.

Concerning The Trustee

Wilmington Trust Company is the trustee, security registrar, paying agent and conversion agent.

The trustee is under no obligation to exercise any of its powers at the request of any of the holders of the notes unless those holders have offered to the trustee security or indemnity satisfactory to it against the cost, expenses and liabilities it might incur as a result. The holders of a majority in principal amount of the notes outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or the exercise of any trust or power of the trustee. The trustee will not be liable for any action that it takes or omits to take in good faith in accordance with any such direction.

If the trustee is one of our creditors, it will be subject to limitations in the indenture on its rights to obtain payment of claims or to realize on some property received from any such claim, as security or otherwise. The trustee is permitted to engage in other transactions with us. If, however, it acquires any conflicting interest, it must eliminate that conflict or resign.

DESCRIPTION OF OUR COMMON STOCK

We are incorporated in Delaware. The rights of our stockholders are governed by Delaware law and our restated certificate of incorporation and bylaws. The following briefly summarizes the provisions of Delaware law, our restated certificate of incorporation and bylaws that would be important to holders of our common stock. The following description is not complete and is subject to, and qualified in its entirety by reference to, Delaware law and the terms and provisions of our restated certificate of incorporation and bylaws.

General

Our restated certificate of incorporation authorizes the issuance of 150 million shares of common stock, $0.625 par value per share. As of June 30, 2003, there were 75,315,148 shares of common stock issued and outstanding, which were held by 9,769 stockholders of record. Our restated certificate of incorporation also authorizes the issuance of 20 million shares of preferred stock. As of June 30, 2003, there were no shares of our preferred stock outstanding.

Voting Rights

Holders of our common stock are entitled to one vote per share on all matters voted on generally by stockholders, except the election of directors as to which our restated certificate of incorporation grants cumulative voting rights to stockholders. Except as otherwise required by law or with respect to any outstanding series of our preferred stock, the holders of our common stock possess all voting power.

Under our bylaws, stockholder action is effective upon majority vote. However, an affirmative vote of the holders of at least 80% of the voting power of our outstanding shares is required for the approval of any proposal to amend or repeal our bylaws or to:

•	merge or consolidate with another corporation that, together with its affiliates, beneficially owns more than 5% of the voting power of our outstanding shares (such other corporation and its affiliates referred to as a “related corporation”);

•	sell or exchange all or substantially all of our assets or business to or with a related corporation; or

•	issue or deliver any stock or other securities in exchange or payment for any assets or property of, or securities issued by, a related corporation;

unless such actions are approved by our board of directors before the acquisition by the related corporation of beneficial ownership of more than 5% of the voting power of our outstanding shares.

Furthermore, the affirmative vote of the holders of at least 80% of the voting power of our outstanding shares must approve changes to provisions in our restated certificate of incorporation relating to:

•	amendment of our restated certificate of incorporation or bylaws;

•	classification of our board of directors;

•	prohibition of stockholder action without a meeting;

•	cumulative voting;

•	vote required for certain extraordinary transactions with related corporations; and

•	appraisal rights.

Dividend Rights; Rights Upon Liquidation

Subject to any preferential rights of holders of any of our preferred stock that may be outstanding, holders of shares of our common stock are entitled to receive dividends on their shares of common stock out of assets legally available for distribution when, as and if authorized and declared by our board of directors and to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding-up.

Classification of Our Board of Directors

Our board of directors is divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of our directors are elected each year. We believe that a classified board of directors will help to assure the continuity and stability of our board of directors and our business strategies and policies as determined by our board of directors because a majority of the directors at any given time will have prior experience as directors of Massey Energy. This provision should also help to ensure that, if confronted with an unsolicited proposal from a third party that has acquired a block of our voting stock we will have sufficient time to review the proposal and appropriate alternatives and to seek the best available result for all of our stockholders.

A classified board of directors could prevent a third party who acquires control of a majority of our outstanding voting stock from obtaining control of our board of directors until the second annual stockholders meeting following the date the third party obtains the controlling stock interest. This could have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of Massey Energy and could thus increase the likelihood that incumbent directors will retain their positions.

Miscellaneous

Holders of our common stock have no preferences or preemptive, conversion or exchange rights. Shares of our common stock will not be liable for further calls or assessments by us, and the holders of our common stock will not be liable for any of our liabilities.

Our common stock is listed on the NYSE under the symbol “MEE.”

Anti-Takeover Provisions of Our Restated Certificate of Incorporation and Bylaws and Delaware Law

General

Our restated certificate of incorporation, bylaws and Section 203 of the Delaware General Corporation Law contain provisions that may have the effect of impeding the acquisition of control of Massey Energy by means of a tender offer, a proxy fight, open market purchases or otherwise in a transaction not approved by our board of directors. These provisions are designed to reduce, or have the effect of reducing, our vulnerability to an unsolicited proposal for the restructuring or sale of all or substantially all of our assets or an unsolicited takeover attempt that is unfair to our stockholders.

Restated Certificate of Incorporation and Bylaw Provisions

Preferred Stock. Under our restated certificate of incorporation, our board of directors has the authority, without further stockholder approval, to issue preferred stock in series and to fix the designations, voting power, preferences and rights of the shares of each series and any qualifications, limitations or restrictions with respect to that series. Under this authority, our board of directors could create and issue a series of preferred stock with rights, preferences or restrictions that have the effect of discriminating against an existing or prospective holder of our capital stock as a result of such holder beneficially owning or commencing a tender offer for a substantial amount of our common stock. One of the effects of authorized but unissued and unreserved shares of preferred stock may be to render more difficult for, or discourage an attempt by, a potential acquiror to obtain control of Massey Energy by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management. The issuance of shares of preferred stock may have the effect of delaying, deferring or preventing a change in control of Massey Energy without any further action by our stockholders.

Other Provisions. Other provisions of our restated certificate of incorporation and bylaws that may make replacing our board more difficult include:

•	80% supermajority voting requirements to approve certain extraordinary corporate transactions or certain amendments to our restated certificate of incorporation and bylaws;

•	classification of our board of directors;

•	prohibition on stockholders calling a meeting or acting by written consent;

•	requirements for advance notice for raising business or making nominations at stockholder meetings; and

•	ability of our board of directors to increase the size of the board and fill vacancies on the board.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law. The provisions of Section 203 prohibit us from engaging in certain “business combinations” with an “interested stockholder” for a period of three years after the date that the person became an interested stockholder, unless one of the following conditions is satisfied:

•	before the date that the person became an interested stockholder, our board of directors approved the transaction or business combination that resulted in the person becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of our outstanding voting stock; or

•	on or after the date that the person became an interested stockholder, the business combination is approved by our board of directors and by the holders of at least 66 2/3% of our outstanding voting stock, excluding voting stock owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who together with that person’s affiliates and associates owns, or within the previous three years did own, 15% or more of our outstanding voting stock.

Transfer Agent and Registrar

Mellon Investor Services LLC is the transfer agent and registrar for our common stock.

Limitation of Liability and Indemnification Matters

Our restated certificate of incorporation requires that our directors and officers be indemnified to the maximum extent permitted by Delaware law.

Our restated certificate of incorporation includes a provision eliminating, to the fullest extent permitted by Delaware law, director liability for monetary damages for breaches of fiduciary duty.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

This section summarizes certain material U.S. federal income tax consequences of the purchase, ownership, and disposition of the notes, and where noted, the common stock issuable upon their conversion as of the date of this prospectus. However, the discussion is limited in the following ways:

•	The discussion covers you only if you hold the notes or the common stock issuable upon their conversion as capital assets (that is, for investment purposes), and if you do not have a special tax status. For example, this discussion does not cover you if you are a bank, thrift, real estate investment trust, regulated investment company, insurance company, dealer in securities or currencies, tax-exempt investor, or if you hold the notes or the common stock issuable upon their conversion as part of a hedge, straddle, “synthetic security” or other integrated transaction for U.S. federal income tax purposes, or if your functional currency is not the U.S. dollar.

•	The discussion does not cover tax consequences that depend upon your particular tax situation.

•	The discussion is based on current law. Changes in the law (including possibly on a retroactive basis) may change the tax treatment of the notes or the common stock issuable upon their conversion.

•	The discussion does not cover any alternative minimum tax consequences or the laws of any state, local or foreign government that may be applicable to the notes or the common stock issuable upon their conversion.

•	We have not requested a ruling from the IRS on the tax consequences of owning the notes or the common stock issuable upon their conversion. As a result, the IRS could disagree with portions of this discussion.

A “U.S. holder” is a beneficial owner of the notes or the common stock issuable upon their conversion that is:

•	a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized under the laws of the United States or any of its political subdivisions;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if a U.S. court is able to exercise primary supervision over administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or if the trust existed on April 20, 1996 and has validly elected to continue to be treated as a domestic trust.

The term “Non-U.S. holder” refers to any beneficial owner of the notes or the common stock issuable upon their conversion that is not a U.S. holder.

If a partnership, including any entity that is treated as a partnership for U.S. federal income tax purposes, is a beneficial owner of the notes or the common stock issuable upon their conversion, the treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.

If you are considering buying the notes, we urge you to consult your tax advisor about the particular federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of the notes, including the conversion of the notes into common stock, and the application of the U.S. federal income tax laws to your particular situation.

U. S. Holders

Taxation of Interest

U.S. holders will be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with their regular method of accounting for U.S. federal income tax purposes. In general, if the terms of a debt instrument entitle a holder to receive payments other than fixed periodic interest that exceed the issue price of the instrument, the holder may be required to recognize additional interest as “original issue discount” over the term of the instrument. We believe that the notes were not issued with original issue discount.

Market Discount

If you purchase a note with “market discount,” which generally occurs when the purchase price for the note is less than the note’s principal amount, you will be subject to special rules. Under a de minimis exception, however, those special rules will not apply if the amount of market discount does not exceed one quarter of one percent for each full year remaining until the maturity of the notes. If the special rules apply, any gain that you recognize upon a sale or other disposition of the note generally will be treated as ordinary income rather than capital gain to the extent of that portion of the market discount that accrued prior to the disposition. Market discount will accrue on a straight-line basis over the remaining term of the note, unless you elect to compute accrued market discount based on the economic yield of the note. If you hold a note with market discount, you might be required to recognize gain to the extent of accrued market discount even if you dispose of the note in a way, such as a gift, that would not normally result in the recognition of gain. The market discount rules will not affect your tax consequences upon conversion of the note, which generally will be nontaxable as described under “Conversion of the Notes into Our Common Stock.” Any market discount accrued prior to conversion, however, will attach to the stock received on conversion, so that gain you recognize upon disposition of the stock will be treated as ordinary income to the extent of the accrued market discount. Finally, if your purchase of a note is debt-financed, you generally will not be entitled to deduct interest expense allocable to accrued market discount until you recognize the corresponding interest income. You may elect to include market discount in income as it accrues. If you make that election, all gain on a disposition of the note generally will be capital gain, and the rules deferring your deduction of interest on a related loan will not apply.

Acquisition Premium

If you purchase a note at a premium (that is, at a price that exceeds the note’s principal amount plus accrued interest), you generally may elect to amortize the premium as a reduction in interest income from the note, so that the interest income will reflect your economic yield on the note. The premium is not amortizable, however, to the extent that it is attributable to the value of the conversion privilege of the note. Once made, such an election is revocable only with IRS consent. The election applies to all bonds, other than bonds the interest on which is not taxable, you hold during or after the taxable year for which the election is made, including bonds you acquire after that year. If you elect to amortize premium, the amortized premium will reduce your tax basis in the note.

Sale, Exchange or Redemption of the Notes

On the sale, retirement or redemption of the notes:

•	You will have taxable gain or loss equal to the difference between the amount that you receive (to the extent such amount does not represent accrued but unpaid interest, including accrued but unrecognized market discount, which will be treated as such) and your adjusted tax basis in the notes.

•	Your gain or loss will be capital gain or loss, and will be long-term capital gain or loss if you held the notes for more than one year.

Purchase of the Notes for Cash, Common Stock or Common Stock and Cash

In certain circumstances, if you elect to require us to purchase the notes before their maturity date, we may elect to purchase the notes for cash, common stock or a combination of common stock and cash (in addition to paying cash for any accrued but unpaid interest, which will be taxable as interest). See “Description of the Notes—Purchase Of Notes By Us At The Option Of The Holder.” The discussion in the preceding section (“—Sale, Exchange or Redemption of the Notes”) will apply if the purchase price for the notes consists entirely of cash. If the purchase price for the notes consists entirely of common stock (excluding cash representing accrued interest and any cash in lieu of a fractional share of common stock), the federal income tax consequences to you will be the same as described below in “—Conversion of the Notes into Our Common Stock.”

If the purchase price consists of both common stock and cash (excluding cash representing accrued interest):

•	You will recognize no loss on the exchange of the notes for common stock and cash.

•	If you realize any gain on the exchange, you will be required to recognize that gain (i.e., report taxable gain) in an amount equal to the lesser of (1) the gain realized and (2) the amount of cash received, excluding cash attributable to a fractional share. You will realize gain to the extent the sum of the cash and the fair market value of the common stock received exceeds your adjusted basis in the notes. Gain recognized generally will be capital gain except to the extent of accrued but previously unrecognized market discount, and generally will be long-term capital gain if you held the notes for more than one year at the time of the exchange.

•	Your aggregate basis in the common stock received (including any fractional share interest) will be equal to your adjusted basis in the notes, decreased by the amount of cash received (excluding cash attributable to a fractional share) and increased by the amount of gain recognized on the exchange.

•	The holding period of the common stock received generally will include the period during which you held the notes prior to the exchange.

•	To the extent you receive cash in lieu of a fractional share of common stock, you should be treated as receiving a payment in exchange for the fractional share. You should recognize gain or loss on the receipt of the cash paid in lieu of the fractional share equal to the difference between the amount of cash received for the fractional share and your tax basis allocable to the fractional share exchanged. Any such gain or loss generally will be capital gain or loss, and generally will be long-term capital gain or loss if you held the notes for more than one year at the time of the exchange.

Conversion of the Notes into Our Common Stock

If you convert the notes into our common stock:

•	You will not recognize gain or loss on the conversion of the notes into our common stock, except if you receive cash in lieu of a fractional share.

•	Your tax basis in our common stock received upon conversion of the notes will be equal to your aggregate tax basis in the notes converted, less any portion allocable to cash received in lieu of a fractional share.

•	The holding period of the common stock you receive upon conversion of the notes generally will include the period during which you held the notes prior to the conversion.

•	Cash received in lieu of a fractional share of common stock should be treated as a payment in exchange for the fractional share (rather than as a dividend). Gain or loss recognized on the receipt of cash paid in lieu of the fractional share should equal the difference between the amount of cash received for the fractional share and your tax basis allocable to the fractional share exchanged. Any such gain or loss generally will be capital gain or loss, and generally will be long-term capital gain or loss if you held the notes for more than one year at the time of conversion.

•	The amount of any market discount accrued with respect to the converted note but not included in income will attach ratably to the common stock received, including any fractional share received. That market discount generally will be recognized as ordinary income, to the extent of gain realized, when you dispose of the common stock.

Distributions on Our Common Stock

Distributions on our common stock will constitute dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. If you are a U.S. corporation, dividends paid to you may qualify for a dividends-received deduction.

To the extent that you receive distributions on our common stock that would otherwise constitute dividends for U.S. federal income tax purposes but that exceed our current and accumulated earnings and profits, the distribution will be treated first as a non-taxable return of capital, which reduces your basis in the common stock. Any such distribution in excess of your basis in the common stock will be treated as capital gain.

Deemed Distributions

The conversion rate of the notes is subject to adjustment under certain circumstances, as described under “Description of the Notes—Conversion Rights.” Certain adjustments to the conversion rate may cause you to be treated as having received a distribution. For example, an increase in the conversion rate of the notes in the event of a distribution of our evidences of indebtedness to holders of our common stock or in the event of an extraordinary cash dividend generally will result in a deemed distribution to U.S. holders of the notes. Such a distribution would be taxable to you as a dividend, return of capital or capital gain in accordance with the earnings and profits rules discussed above under “—U.S. Holders—Distributions on Our Common Stock.”

Sale or Exchange of Our Common Stock

If you sell or exchange your shares of our common stock, you will recognize gain or loss equal to the difference between the amount realized on the sale or exchange and your adjusted tax basis in those shares. Any such gain or loss will generally be long-term capital gain or loss if you have held or are deemed to have held the shares of common stock for more than one year. However, gain attributable to accrued market discount that attached to the common stock upon conversion of notes will be taxable as ordinary income.

Non-U.S. Holders

Withholding Tax on Payments of Principal and Interest on the Notes

Generally, payments of principal and interest on a note will not be subject to the 30% U.S. federal withholding tax, provided that in the case of an interest payment:

•	you do not actually or constructively own 10% or more of the total combined voting power of all our voting stock;

•	you are not a controlled foreign corporation that is related to us within the meaning of U.S. federal income tax laws; and

•	you are either (A) the beneficial owner of the note and you certify to the applicable payor or its agent, under penalties of perjury, that you are not a United States person and provide your name and address on an IRS Form W-8BEN (or a suitable substitute form), or (B) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of your trade or business (a “financial institution”) and hold the notes, and you certify under penalties of perjury that such an IRS Form W-8BEN (or suitable substitute form) has been received from the beneficial owner or by a financial institution between you and the beneficial owner, and you furnish the payor with a copy thereof, unless in each case the payor or agent knows or has reason to know that you are not entitled to an exemption.

Additional exemptions may apply to holders who hold the notes through “qualified intermediaries” within the meaning of U.S. federal income tax laws. Except to the extent otherwise provided under an applicable tax treaty, you generally will be taxed in the same manner as a U.S. holder with respect to interest payments on a note (but will be exempt from U.S. federal withholding tax) if such interest is effectively connected with your conduct of a trade or business in the United States and you complete an IRS Form W-8ECI. In addition, if you are a foreign corporation, you may be subject to a “branch profits tax” equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States. For this purpose, interest will be included in the earnings and profits of such foreign corporations.

Dividends on Our Common Stock

Dividends, if any, paid on our common stock to you, and any deemed dividends resulting from an adjustment to the conversion price (see “—U.S. Holders—Deemed Distributions” above), generally will be subject to a 30% U.S. federal withholding tax, subject to reduction if you are eligible for the benefits of an applicable income tax treaty. You will be required to file an IRS Form W-8BEN to claim tax treaty benefits. However, except to the extent otherwise provided under an applicable tax treaty, you generally will be taxed in the same manner as a U.S. holder on dividends paid (or deemed paid) that are effectively connected with your conduct of a trade of business in the United States. You will not be entitled to a reduction in or an exemption from U.S. federal withholding tax if the payor or agent knows or has reason to know that you are not entitled to a reduction or exemption.

Gain on Disposition of the Notes or Common Stock

We probably are a “U.S. real property holding corporation” for U.S. federal income tax purposes. If our common stock continues to be regularly traded on an established securities market, the following non-U.S. holders of the notes or common stock will be subject to U.S. federal income tax on a disposition of the notes or common stock:

•	a Non-U.S. holder whose notes on the date acquired had a fair market value greater than the fair market value of 5% of our common stock, and

•	a Non-U.S. holder who owns or owned (at any time during the shorter of the five year period preceding the date of disposition of the holder’s holding period) more than 5% of our common stock (including on conversion).

Otherwise, you generally will not be subject to U.S. federal income tax on gain realized on the sale, exchange or redemption of a note, or the sale or exchange of our common stock unless:

•	you are an individual present in the United States for 183 days or more in the year of such sale, exchange or redemption and certain other requirements are met;

•	the income or gain is “U.S. trade or business income,” which means income or gain that is effectively connected with your conduct of a trade or business in the United States and, if you are entitled to the benefits under an applicable tax treaty, is attributable to a permanent establishment or a fixed base in the United States;

•	you are subject to the provisions of U.S. tax law applicable to certain United States expatriates; or

•	our common stock ceases to be regularly traded on an established securities market and we are a “U.S. real property holding corporation.”

An individual non-U.S. holder described in the first bullet above will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even through the holder is not considered a resident of the United States. An individual non-U.S. holder described in the second bullet point above will be subject to U.S. federal income tax on the net gain derived from the sale. A non-U.S. holder that is a foreign corporation and is described in the second bullet point above will be subject to tax on gain under regular graduated U.S. federal income taxes and, in addition, may be subject to a “branch profits tax” at a 30% rate or lower rate if so specified by an applicable income tax treaty.

Even if you would otherwise generally be subject to U.S. federal income tax on a disposition of the notes, all or part of the gain realized on your conversion of the notes into common stock or on our purchase of the notes for our common stock or a combination of cash and common stock may qualify for nonrecognition treatment, as described above in “U.S. Holders—Conversion of the Notes into Our Common Stock” and “U.S. Holders—Purchase of the Notes for Cash, Common Stock or Common Stock and Cash.”

U.S. Federal Estate Tax

Your estate will not be subject to U.S. federal estate tax on the notes beneficially owned by you at the time of your death provided that:

•	any payment to you on the notes would be eligible for exemption from the 30% U.S. federal withholding tax under the rules described in the bullet points above under “—Withholding Tax on Payments of Principal and Interest on the Notes,” without regard to the certification requirements of the last bullet point; and

•	interest on the notes would not have been, if received at the time of your death, effectively connected with the conduct by you of a trade or business in the United States.

Your estate will be subject to U.S. federal estate tax on our common stock beneficially owned by you at your death, unless an applicable estate tax treaty provides otherwise. Estates of decedents who were not citizens or residents of the United States (as defined for U.S. federal estate tax purposes) are generally allowed a statutory credit that has the effect of offsetting the federal estate tax imposed on the first $60,000 of the taxable estate.

Backup Withholding And Information Reporting

If you are a U.S. holder, payments of interest or dividends, if any, made by us on, or the proceeds of the sale or other disposition of, the notes or shares of common stock may be subject to information reporting. In addition, such payments will be subject to U.S. federal backup withholding tax at the applicable rate unless you supply a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establish an exemption from backup withholding.

If you are a Non-U.S. holder, you may be required to comply with certification procedures to establish that you are not a U.S. person in order to avoid backup withholding tax with respect to our payment of principal and interest on the notes, dividends on our common stock, or the proceeds of the sale or other disposition of the notes or common stock. In addition, we must report annually to the IRS and to each Non-U.S. holder the amount of any dividends paid to and the tax withheld (if any) with respect to such Non-U.S. holder. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. holder resides.

Any amounts withheld under the backup withholding rules may be allowable as a refund or a credit against that holder’s U.S. federal income tax liability provided required information is furnished to the IRS.

SELLING SECURITYHOLDERS

The notes were originally issued by us and sold by Citigroup Global Markets, Inc., UBS Warburg LLC and PNC Capital Markets, Inc. (the “initial purchasers”) in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be “qualified institutional buyers” (as defined by Rule 144A under the Securities Act). The selling securityholders (which term includes their transferees, pledgees, donees or successors) may from time to time offer and sell pursuant to this prospectus any and all of the notes and the shares of common stock issuable upon conversion of the notes.

Set forth below are the names of each selling securityholder, the principal amount of notes that may be offered by such selling securityholder pursuant to this prospectus and the number of shares of common stock into which such notes are convertible. Unless set forth below, none of the selling securityholders has had a material relationship with us or any of our predecessors or affiliates within the past three years.

The following tables sets forth certain information received by us on or prior to August 4, 2003. However, any or all of the notes or common stock listed below may be offered for sale pursuant to this prospectus by the selling securityholders from time to time. Accordingly, no estimate can be given as to the amounts of notes or common stock that will be held by the selling securityholders upon consummation of any such sales. In addition the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which the information regarding their notes was provided, in transactions exempt from the registration requirements of the Securities Act.

Name	Aggregate Principal Amount of Notes at Maturity that May be Sold	Percentage of Notes Outstanding	Shares of Common Stock Owned Prior to Conversion	Shares of Common Stock Registered Hereby(1)
Akela Capital Master Fund, LTD	$8,000,000	6.06%		412,584
B.G.I Global Investors c/o Forest Investment Mngt, LLC	416,000	0.32%		21,454
BNP Paribas Equity Strategies, SNC	2,330,000	1.77%	24,466	120,165
BP Amoco PLC Master Trust	609,000	0.46%		31,407
CALAMOS Convertible Growth and Income Fund—CALAMOS Investment Trust	15,000,000	11.36%		773,595
Citigroup Global Markets FMR Salomon Smith Barney	1,610,000	1.22%		83,032
CNH CA Master Account, L.P.	1,000,000	0.76%		51,573
Coastal Convertibles, LTD c/o Harbor Capital	500,000	0.38%		25,786
CooperNeff Convertible Strategies (Cayman) Master Fund, L.P.	1,950,000	1.48%		100,567
CQS Convertible & Quantitative Strategies Masterfund	8,000,000	6.06%		412,581
Excelsior Master Fund, L.P.	1,500,000	1.14%		77,359
Forest Fulcrum Fund, LLP	995,000	0.75%		51,315
Forest Global Convertible Fund Series A-J	4,940,000	3.74%		254,770
Forest Multi-Strategy Master Fund SPC, on behalf of Series F, Multi-Strategy Segregated Portfolio	602,000	0.46%		31,046
Garno Investors Holdings, LTD	500,000	0.38%		25,786
Grace Convertible Arbitrage Fund, LTD	4,500,000	3.41%		232,078
HFR TQA Master Trust c/o TQA Investors, LLC	134,000	0.10%		6,910
Hotel Union & Hotel Industry of Hawaii Pension Plan	236,000	0.18%		12,171
ING Convertible Fund	1,980,000	1.50%		102,114
ING VP Convertible Portfolio	20,000	0.02%		1,031
Jefferies & Company, Inc.	5,000	0.00%		257
LDG Limited	119,000	0.09%		6,137

Lexington Vantage Fund c/o TQA Investors, LLC	15,000	0.01%		773
LLT Limited	383,000	0.29%		19,752
Lyxor Master Fund c/o Forest Investment Mngt, LLC	2,120,000	1.61%		109,334
MFS Total Return Fund, a series of Trust V	1,400,000	1.06%		72,202
Radcliffe SPC, LTD for and on behalf of the Class A Convertible Crossover Segregated Portfolio	3,000,000	2.27%		154,719
RBC Alternative Assets LP c/o Forest Investment Mngt., LLC	113,000	0.09%		5,827
Relay 11 Holdings c/o Forest Investment Mngt., LLC	197,000	0.15%		10,159
S.A.C. Capital Associates, LLC	2,500,000	1.89%	8,400	128,932
Satellite Convertible Arbitrage Master Fund, LLC	5,000,000	3.79%		257,865
Silverback Master, LTD (Deutshe Bank Securities)	4,000,000	3.03%		206,292
Silverback Master, LTD (Morgan Stanley)	14,000,000	10.61%		722,022
Singlehedge US Convertible Arbitrage Fund	390,000	0.30%		20,113
South Dakota Retirement System	3,000,000	2.27%		154,719
Sphinx Convertible Arbitrage c/o Forest Investment Mngt., LLC	99,000	0.08%		5,105
Sphinx Convertible Arbitrage Fund SPC	172,000	0.13%		8,870
Sphinx Fund c/o TQA Investors, LLC	28,000	0.02%		1,444
Sturgeon Limited	330,000	0.25%		17,019
Sunrise Partners Limited Partnership	10,750,000	8.14%	1,500	554,409
TQA Master Fund, LTD	1,818,000	1.38%		93,759
TQA Master Plus Fund, LTD	1,435,000	1.09%		74,007
Univest Convertible Arbitrage Fund Ltd., c/o Forest Investment Mngt. LLC	62,000	0.05%		3,197
Viacom Inc. Pension Plan Master Trust	20,000	0.02%		1,031
Xavex Convertible Arbitrage 7 Fund c/o TQA Investors, LLC	264,000	0.20%		13,615
Xavex-Convertible Arbitrage 4 Fund c/o Forest Investment Mgt., LLC	153,000	0.12%		7,890
Zurich Institutional Benchmarks Master Fund, LTD c/o TQA Investors, LLC	187,000	0.14%		9,644
Zurich Institutional Benchmarks Master Fund, LTD.	1,458,000	1.10%		75,193
Zurich Master Hedge Fund c/o Forest Investment Mngt, LLC	634,000	0.48%		32,697
All Other Beneficial Holders(2)(3)	$23,526,000	17.82%		1,213.306

Total	$132,000,000	100.00%		6,807,636

(1)	Assumes conversion of all of the holder’s notes at a conversion rate of 51.573 shares of common stock per $1,000 principal amount at maturity of the notes. However, this conversion rate will be subject to adjustments as described under “Description of the Notes—Conversion Rights.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.
(2)	Information about other selling securityholders will be set forth in prospectus supplements, if required.
(3)	Assumes that any other holders of the notes, or any future transferees, pledgees, donees, or successors of or from any such other holders of notes, do not beneficially own any common stock issuable upon conversion of the notes at the initial conversion rate.

The preceding table has been prepared based upon information furnished to us by the selling securityholders named in the table. From time to time, additional information concerning ownership of the notes and common stock may rest with certain holders thereof not named in the preceding table, with whom we believe we have no affiliation. Information about the selling securityholders may change over time. Any changed information will be set forth in prospectus supplements, if and when necessary.

PLAN OF DISTRIBUTION

The selling securityholders will be offering and selling all of the securities offered and sold under this prospectus. We will not receive any of the proceeds from the offering of the notes or the shares of common stock by the selling securityholders. In connection with the initial offering of the notes, we entered into a registration rights agreement, dated May 29, 2003, with the initial purchasers of the notes. Securities may only be offered or sold under this prospectus pursuant to the terms of the registration rights agreement.

We are registering the notes and shares of common stock covered by this prospectus to permit holders to conduct public secondary trading of these securities from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses, other than underwriting discounts and selling commissions, in connection with the registration and sale of the notes and the shares of common stock covered by this prospectus.

The selling securityholders may sell all or a portion of the notes and shares of common stock beneficially owned by them and offered hereby from time to time:

•	directly; or

•	through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or concessions from the selling securityholders and/or from the purchasers of the notes and shares of common stock for whom they may act as agent.

The notes and the shares of common stock may be sold from time to time in one or more transactions at:

•	fixed prices, which may be changed;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These prices will be determined by the holders of the securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection with the sale. The aggregate proceeds to the selling securityholders from the sale of the notes or shares of common stock offered by them hereby will be the purchase price of the notes or shares of common stock less discounts and commissions, if any.

The sales described in the preceding paragraph may be effected in transactions:

•	on any national securities exchange or quotation service on which the notes or shares of common stock may be listed or quoted at the time of sale, including the New York Stock Exchange in the case of the shares of common stock;

•	in the over-the counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with sales of the notes and shares of common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and shares of common stock, short and deliver notes and shares of common stock to close out such short positions, or loan or pledge notes and shares of common stock to broker-dealers that may in turn sell such securities. The selling securityholders may pledge or grant a security interest in some or all of the notes and shares of common stock that it owns and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the notes and shares of common stock from time to time pursuant to this prospectus. The selling securityholders may also transfer and donate notes and shares of common stock in other circumstances, in which case the transferees, donees, pledgees or other successors in interest will be selling securityholders for the purposes of this prospectus.

To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the shares of common stock by the selling securityholders. Selling securityholders may not sell any, or may not sell all, of the notes and the shares of common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that a selling securityholder will not transfer, devise or gift the notes and the shares of common stock by means other than those described in this prospectus. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

The notes were issued and sold on May 29, 2003, in transactions exempt from the registration requirements of the Securities Act pursuant to Rule 144A under the Securities Act or in offshore transactions pursuant to Regulation S under the Securities Act. Pursuant to the registration rights agreement, we have agreed to indemnify the initial purchasers, each selling securityholder and certain underwriters, and each selling securityholder has agreed to indemnify us, the initial purchasers, certain underwriters and the other selling securityholders, against specified liabilities arising under the Securities Act.

The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying shares of common stock by the selling securityholders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying shares of common stock to engage in market-making activities with respect to the particular notes and the underlying shares of common stock being distributed for a period of up to five business days prior to the commencement of distribution. This may affect the marketability of the notes and the underlying shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying shares of common stock.

We will, at our cost and subject to our rights to suspend use of the shelf registration statement and prospectus under certain circumstances described below, use our reasonable best efforts to keep the shelf registration statement continuously effective under the Securities Act until the earliest of:

•	the latest of the second anniversary of (a) the issue date, (b) the last date on which any notes are issued upon exercise of the initial purchasers’ option or (c) the last date on which any unregistered common stock is issued or issuable upon conversion of the notes;

•	the date on which the notes and the unregistered common stock issuable upon their conversion may be sold by non-affiliates of Massey Energy pursuant to paragraph (k) of Rule 144 (or any successor provision) promulgated by the SEC under the Securities Act;

•	the date as of which all the notes and the unregistered common stock issuable upon their conversion have been sold under Rule 144 under the Securities Act (or any similar provision then in force); or

•	the date as of which all the notes or the common stock issuable upon their conversion have been sold pursuant to the shelf registration statement.

We will be permitted to suspend the use of the shelf registration statement and this prospectus (which is a part of the shelf registration statement) for a period not to exceed 30 days in any three-month period or for four periods not to exceed an aggregate of 60 days in any twelve-month period (both of which we refer to as a “suspension period”) for certain valid business reasons, including circumstances relating to pending corporate developments, public filings with the SEC and similar events. We will pay all expenses of the shelf registration statement. Each holder will be required to bear the expense of any broker’s commission, agency fee or underwriter’s discount or commission.

LEGAL MATTERS

The validity of the notes and common stock issuable upon conversion of the notes has been passed upon for us by Hunton & Williams LLP, Richmond, Virginia.

EXPERTS

Our consolidated financial statements as of December 31, 2002, and October 31, 2001, and for the year ended December 31, 2002, the two months ended December 31, 2001, and each of the two years in the period ended October 31, 2001, appearing in our Annual Report on Form 10-K, as amended, for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. These consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room in Washington, D.C., 450 5th Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our common stock is traded on the New York Stock Exchange under the symbol “MEE.” You may inspect the reports, proxy statements and other information concerning us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

DOCUMENTS INCORPORATED BY REFERENCE

•	Our Annual Report on Form 10-K (as amended by our Form 10-K/A, filed on April 9, 2003) for the year ended December 31, 2002;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003; and

•	Our Current Reports on Form 8-K filed April 1, 2003, May 22, 2003, May 23, 2003, May 30, 2003 and July 3, 2003.

In addition, all documents filed with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act by us prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing of such documents with the SEC. Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Statements contained in this prospectus or in any document incorporated by reference into this prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the documents incorporated by reference, each such statement being qualified in all respects by such reference.

This prospectus incorporates by reference documents that are not presented in this prospectus or delivered with this prospectus. Copies of such documents, other than exhibits to such documents that are not specifically incorporated by reference in this prospectus, are available without charge to any person to whom this memorandum is delivered by writing or telephoning us at the following: Massey Energy Company, 4 North 4th Street, Richmond, Virginia 23219, Attention: Corporate Secretary; (804) 788-1800.